UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December, 2020

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

 (Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	Financial Statements for the period ended on September 30, 2020, presented on comparative basis.

Condensed Interim Financial Statements

For the nine-month period ended on

September 30, 2020, presented on comparative basis in homogeneous currency

Consolidated Condensed Interim Financial Statements

For the nine-month period ended on

September 30 2020, presented on comparative basis in homogeneous currency

GRUPO SUPERVIELLE S.A.

Name:	Grupo Supervielle S.A.
Financial year:	N° 42 started on January 1, 2020
Legal Address:	Bartolomé Mitre 434, piso 5 Ciudad Autónoma de Buenos Aires
Core Business:	Carry out, on its own account or third parties’ or related to third parties, in the country or abroad, financing activities through cash or instrument contributions to already-existing or to-be-set-up corporations, whether controlling such corporations or not, as well as the purchase and sale of securities, shares, debentures and any kind of property values, granting of fines and/or guarantees, set up or transfer of loans as guarantee, including real, or without it not including operations set forth by the Financial Entities Law and any other requiring public bidding.
Registration Number at the IGP:	212,617
Date of Registration at IGP:	October 15, 1980
Amendment of by-laws (last):	April 24, 2018 (Registration in progress)
Expiration date of the Company’s By-Laws:	October 15, 2079
Corporations Article 33 Companies general Law	Note 6 to Separate Condensed Interim Financial Statements

Composition of Capital Stock as of September 30, 2020

Shares				Capital Stock
Quantity	Class	N.V. $	Votes per share	Subscribed in thousands of $	Integrated in thousands of $
61,738,188	A: Non endorsable, common shares of a nominal value	1	5	61,738	61,738
394,984,134	B: Non endorsable, common shares of a nominal value	1	1	394,984	394,984
456,722,322				456,722	456,722

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

As of September 30, 2020 and December 31, 2019

(Expressed in thousands of pesos in homogeneous currency)

ASSETS	Notes and Schedules	09/30/2020	12/31/2019
Cash and due from banks	1.8 and 3	27,970,120	32,288,051
Cash		7,239,657	10,701,634
Financial institutions and correspondents		20,581,692	21,549,840
Argentine Central Bank		17,504,093	19,477,359
Other local and foreign financial institutions		3,077,599	2,072,481
Others		148,771	36,577
Debt Securities at fair value through profit or loss	1.8, 3, 5.1 and A	4,452,384	695,213
Derivatives	5.2 y 3	112,088	315,000
Repo transactions	3	22,059,850	-
Other financial assets	1.8, 5.3 and 3	6,635,237	2,564,234
Loans and other financing	3, 5.4 and B	98,191,094	108,714,512
To the non-financial public sector		116,977	35,307
To the financial sector		16,893	78,903
To the Non-Financial Private Sector and Foreign residents		98,057,224	108,600,302
Other debt securities	3, 5.5 and A	51,131,881	13,050,125
Financial assets in guarantee	3 and 5.6	5,165,915	6,522,526
Current income tax assets		-	125,295
Investments in equity instruments	3 and A	87,569	17,828
Property, plant and equipment	F	5,449,373	4,894,097
Investment properties	F	4,286,107	4,958,492
Intangible assets	G	5,456,616	5,347,095
Deferred income tax assets		2,733,623	1,600,419
Other non-financial assets	5.7	2,395,565	1,582,850
Inventories	5.8	60,838	54,364
TOTAL ASSETS		236,188,260	182,730,101

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements .

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

As of September 30, 2020 and December 31, 2019

(Expressed in thousands of pesos in homogeneous currency)

	Notes and Schedules	09/30/2020	12/31/2019
LIABILITIES
Deposits	3, 5.9 and H	170,259,118	108,847,091
Non-financial public sector		8,114,000	6,689,417
Financial sector		13,574	34,361
Non-financial private sector and foreign residents		162,131,544	102,123,313
Liabilities at fair value through profit or loss	3 and 5.10	189,074	231,803
Repo transactions	3	-	391,101
Other financial liabilities	3 and 5.11	8,355,652	11,148,581
Financing received from the Argentine Central Bank and other financial institutions	3 and 5.12	7,647,629	11,027,517
Negotiable Obligations Issued	3 and 9.4	4,232,918	7,443,081
Current income tax liabilities		1,106,045	-
Subordinated negotiable obligations	3 and 9.4	1,050,485	2,592,387
Provisions	5.13	749,078	809,509
Deferred income tax liabilities		164,712	577,896
Other non-financial liabilities	5.14	10,638,831	10,056,997
TOTAL LIABILITIES		204,393,542	153,125,963

SHAREHOLDERS' EQUITY
Capital stock		456,722	456,722
Paid in capital		29,890,007	29,890,007
Capital Adjustments		2,620,076	2,620,076
Reserves		17,084,754	12,792,445
Retained earnings		(21,043,363)	(12,697,188)
Other comprehensive income		286,745	105,676
Net income for the period/year		2,474,412	(3,587,155)
Shareholders' Equity attributable to owners of the parent company		31,769,353	29,580,583
Shareholders' Equity attributable to non-controlling interests		25,365	23,555
TOTAL SHAREHOLDERS' EQUITY		31,794,718	29,604,138
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		236,188,260	182,730,101

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

For the nine and three-month period ended on September 30, 2020 and 2019

(Expressed in thousands of pesos in homogeneous currency)

		Nine-month period ended on		Three-month period ended on
	Notes	09/30/2020	09/30/2019	09/30/2020	09/30/2019
Interest income	5.15	43,426,455	40,636,588	14,867,007	13,220,329
Interest expenses	5.16	(18,339,371)	(34,180,776)	(6,477,590)	(11,087,469)
Net interest income		25,087,084	6,455,812	8,389,417	2,132,860
Service fee income	5.19	7,747,868	8,007,631	2,555,106	2,620,475
Service fee expenses	5.20	(2,286,056)	(2,001,999)	(814,574)	(757,435)
Income from insurance activities	7	1,112,656	1,142,299	327,042	420,121
Net Service Fee Income		6,574,468	7,147,931	2,067,574	2,283,161
Subtotal		31,661,552	13,603,743	10,456,991	4,416,021
Net income from financial instruments (NIFFI) at fair value through profit or loss	5.17	2,117,614	22,016,523	1,067,825	6,301,026
Result from assets withdrawals rated at amortized cost	5.18	(6,553,905)	-	(4,208,930)	-
Exchange rate difference on gold and foreign currency		689,414	(1,015,846)	260,847	(891,599)
Subtotal		(3,746,877)	21,000,677	(2,880,258)	5,409,427
Other operating income	5.21	2,766,048	2,468,301	899,646	747,714
Result from exposure to changes in the purchasing power of the currency		4,365,222	(5,639,513)	3,529,039	(2,023,474)
Loan loss provisions		(6,955,877)	(8,068,586)	(2,723,339)	(2,872,255)
Net operating income		28,090,068	23,364,622	9,282,079	5,677,433
Personnel expenses	5.22	12,219,311	12,372,714	4,166,883	3,768,121
Administration expenses	5.23	6,752,969	6,764,528	2,232,476	2,198,701
Depreciations and impairment of non-financial assets	5.24	1,591,730	1,509,749	548,519	552,676
Other operating expenses	5.25	4,475,844	5,384,026	1,462,597	1,781,331
Operating income		3,050,214	(2,666,395)	871,604	(2,623,396)
Income before taxes from continuing operations		3,050,214	(2,666,395)	871,604	(2,623,396)
Income tax		574,178	291,323	11,480	(282,136)
Net income for the period		2,476,036	(2,957,718)	860,124	(2,341,260)
Net income for the period attributable to owners of the parent company		2,474,412	(2,955,065)	859,614	(2,339,331)
Net income for the period attributable to non-controlling interests		1,624	(2,653)	510	(1,929)

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

EARNING PER SHARE

For the nine and three-month period ended on September, 30 2020 and 2019

(Expressed in thousands of pesos in homogeneous currency)

	Nine-month period ended on		Three-month period ended on
Item	09/30/2020	09/30/2019	09/30/2020	09/30/2019
NUMERATOR
Net income for the period attributable to owners of the parent company	2,474,412	(2,955,065)	859,614	(2,339,331)
PLUS: Diluting events inherent to potential ordinary shares	-	-		-
Net income attributable to owners of the parent company adjusted by dilution	2,474,412	(2,955,065)	859,614	(2,339,331)

DENOMINATOR

Weighted average of ordinary shares	456,722	456,722	456,722	456,722
PLUS: Weighted average of number of ordinary shares issued with dilution effect.	-	-	-	-
Weighted average of number of ordinary shares issued of the period adjusted by dilution effect	456,722	456,722	456,722	456,722

Basic Income per share	5.42	(6.47)	1.88	(5.12)
Diluted Income per share	5.42	(6.47)	1.88	(5.12)

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

For the nine and three-month period ended on September, 30 2020 and 2019

(Expressed in thousands of pesos in homogeneous currency)

	Nine-month period ended on		Three-month period ended on
	09/30/2020	09/30/2019	09/30/2020	09/30/2019
Net income for the period	2,476,036	(2,957,718)	860,124	(2,341,260)
Components of Other Comprehensive Income not to be reclassified to profit or loss
Income for the period from equity instrument at fair value through other comprehensive income	(1,812)	-	(695)	-
Income tax	544	-	209	-
Net income from equity instrument at fair value through changes in other comprehensive income	(1,268)	-	(486)	-
Total Other Comprehensive Income not to be reclassified to profit or loss	(1,268)	-	(486)	-
Components of Other Comprehensive Loss to be reclassified to profit or loss
Loss for the period from financial instrument at fair value through other comprehensive income	260,748	(3,997)	(140,855)	(283)
Income tax	(78,225)	1,199	42,279	85
Net income from financial instrument at fair value through changes in other comprehensive income	182,523	(2,798)	(98,576)	(198)
Total Other Comprehensive Loss to be reclassified to profit or loss	182,523	(2,798)	(98,576)	(198)
Total Other Comprehensive Income	181,255	(2,798)	(99,062)	(198)
Other comprehensive income attributable to owners of the parent company	181,069	(2,794)	(98,961)	(197)
Other comprehensive income attributable to non-controlling interests	186	(4)	(101)	(1)
Total Comprehensive Income	2,657,291	(2,960,516)	761,062	(2,341,458)
Total comprehensive income attributable to owners of the parent company	2,655,481	(2,957,859)	760,653	(2,339,528)
Total comprehensive income attributable to non-controlling interests	1,810	(2,657)	409	(1,930)

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY

For the nine-month period ended on September, 30 2020 and 2019

(Expressed in thousands of pesos in homogeneous currency)

							Other comprehensive income
Items	Capital stock	Capital adjustments	Paid in capital	Legal reserve	Other reserves	Retained earnings	Revaluation of PPE	Earnings or los accrued by financial institutions at FV through profit and loss	Total Shareholders´ equity attributable to parent company	Total Shareholders´ equity attributable to non- controlling interest	Total Shareholders´ equity
Re-expressed Balance at December 31, 2019	456,722	2,620,076	29,890,007	171,838	12,620,607	(16,284,343)	99,501	6,175	29,580,583	23,555	29,604,138
Distribution of retained earnings by the shareholders’ meeting on April 28, 2020:
Constitution of reserves	-	-	-	-	4,759,020	(4,759,020)	-	-	-	-	-
Dividend distribution	-	-	-	-	(466,711)	-	-	-	(466,711)	-	(466,711)
Net Income for the period	-	-	-	-	-	2,474,412	-	-	2,474,412	1,624	2,476,036
Other comprehensive income for the period	-	-	-	-	-		-	181,069	181,069	186	181,255
Balance at September 30, 2020	456,722	2,620,076	29,890,007	171,838	16,912,916	(18,568,951)	99,501	187,244	31,769,353	25,365	31,794,718

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY

For the nine-month period ended on September, 30 2020 and 2019

(Expressed in thousands of pesos in homogeneous currency)

							Other comprehensive income
Items	Capital stock	Capital adjustments	Paid in capital	Legal reserve	Other reserves	Retained earnings	Revaluation of PPE	Earnings or los accrued by financial institutions at FV through profit and loss	Total Shareholders´ equity attributable to parent company	Total Shareholders´ equity attributable to non- controlling interest	Total Shareholders´ equity
Re-expressed Balance at December 31, 2018	456,722	2,620,076	29,889,414	171,838	10,075,415	(8,924,661)	-	-	34,288,804	28,668	34,317,472
IFRS 9 Impact Adjustments	-	-	-	-	-	(657,333)	-	-	(657,333)	(503)	(657,836)
Balance at December 31, 2018	456,722	2,620,076	29,889,414	171,838	10,075,415	(9,581,994)	-	-	33,631,471	28,165	33,659,636
Other movements	-	-	593	-	-	-	-	-	593	105	698
Distribution of retained earnings by the shareholders’ meeting on April 26, 2019:
Constitution of reserves	-	-	-	-	2,545,192	(2,545,192)	-	-	-	-	-
Dividend distribution	-	-	-	-	-	(492,960)	-	-	(492,960)		(492,960)
Net Income for the period	-	-	-	-	-	(2,955,065)	-	-	(2,955,065)	(2,653)	(2,957,718)
Other comprehensive income for the period	-	-	-	-	-	-	-	(2,794)	(2,794)	(4)	(2,798)
Balance at September 30, 2019	456,722	2,620,076	29,890,007	171,838	12,620,607	(15,575,211)	-	(2,794)	30,181,245	25,613	30,206,858

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

For the nine-month period ended on September, 30 2020 and 2019

(Expressed in thousands of pesos in homogeneous currency)

	09/30/2020	09/30/2019
CASH FLOW FROM OPERATING ACTIVITIES

Net income for the period before Income Tax	3,050,214	(2,666,395)

Adjustments to obtain flows from operating activities:
Depreciation and impairment of non-financial assets	(1,591,730)	1,509,749
Loan loss provisions	6,955,877	8,068,586
Other adjustments
- Exchange rate difference on gold and foreign currency	(689,414)	1,015,846
- Interests from loans and other financing	(43,426,455)	(40,636,588)
- Interests from deposits and financing	18,339,371	34,180,776
- Net income from financial instruments at fair value through profit or loss	(2,117,614)	(22,016,523)
- Result from assets withdrawals rated at amortized cost	6,553,905	-
- Result from exposure to changes in the purchasing power of the currency	(4,365,222)	5,639,513
- Interest on liabilities for financial leases	131,276	153,835
- Allowances reversed	(431,199)	(449,385)

(Increases) / decreases from operating assets:
Debt securities at fair value through profit or loss	(7,055,181)	26,542,679
Derivatives	202,912	(257,223)
Repo transactions	(22,059,850)	(5,460,065)
Loans and other financing
To the non-financial public sector	(81,670)	21,330
To the other financial entities	62,010	47,544
To the non-financial sector and foreign residents	46,609,192	64,363,334
Other debt securities	(38,081,756)	2,878,187
Financial assets in guarantee	1,356,611	(1,160,189)
Investments in equity instruments	(69,741)	7,616
Other assets	(378,440)	(7,147,964)

Increases / (decreases) from operating liabilities:
Deposits
Non-financial public sector	1,424,583	(10,504,078)
Financial sector	(20,787)	(10,492)
Private non-financial sector and foreign residents	41,770,046	(62,767,818)
Liabilities at fair value through profit or loss	(42,729)	(504,323)
Derivatives	-	(177,250)
Repo operations	(391,101)	434,836
Other liabilities	(1,635,622)	1,884,997
Income Tax paid	(967,450)	(731,703)

Total operating activities (A)	3,050,036	(7,741,168)

CASH FLOW FROM INVESTING ACTIVITIES

Payments:
Purchase of PPE, intangible assets and other assets	(1,513,357)	(1,050,092)
Purchase of investments in subsidiaries	-	(219,612)

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the nine-month period ended on September, 30 2020 and 2019

(Expressed in thousands of pesos in homogeneous currency)

	09/30/2020	09/30/2019
CASH FLOW FROM INVESTING ACTIVITIES

Collections:
Purchase of PPE, intangible assets and other assets	46,586	89,833

Total investing activities (B)	(1,466,771)	(1,179,871)

CASH FLOWS FROM FINANCING ACTIVITIES

Payments:
Interest on finance lease liabilities	(1,366,164)	(355,890)
Financing received from Argentine Financial Institutions	(18,253,288)	(8,658,392)
Unsubordinated negotiable obligations	(5,936,449)	(6,846,332)
Subordinated negotiable obligations	(1,570,607)	-
Dividends paid	(466,711)	(492,960)

Collections:
Changes in the ownership of subsidiaries that do not result in loss of control	-	698
Financing received from Argentine Financial Institutions	14,873,400	7,464,280
Unsubordinated negotiable obligations	2,653,805	3,234,849
Subordinated negotiable obligations	-	263,911

Total Financing activities (C)	(10,066,014)	(5,389,836)

EFFECT OF CHANGES IN THE EXCHANGE RATE (D)	13,403,261	40,060,168

NET INCREASE IN CASH AND CASH EQUIVALENTS (A+B+C+D)	4,920,512	25,749,293
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR (NOTE 1.8)	34,232,005	88,372,255
Result from exposure to changes in the purchasing power of the currency of cash and equivalents	(7,762,911)	(44,895,854)
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD (NOTE 1.8)	31,389,606	69,225,694

(*) In the items “Loans and other financing - non-financial sector and foreign residents”and “Other Assets”, “Purchase of PPE,intangible asstes and other assets” and “Other liabilities” and “Purchase of PPE,intangible asstes and other assets” and “Other assets” 835,663, 598,984 and 672,385 corresponding to non-monetary transactions were eliminated.

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES OF THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Grupo Supervielle S.A. (hereinafter, "the Group"), is a company whose main activity is investment in other companies, Its main income comes from the distribution of dividends from these companies and the obtaining of income from other financial assets.

The consolidated financial statements of Grupo Supervielle S.A. they have been consolidated, line by line with the financial statements of Banco Supervielle S.A., Cordial Compañía Financiera S.A., Sofital S.A. F. e I.I., Tarjeta Automática S.A., Supervielle Asset Management S.A., Espacio Cordial Servicios S.A., Supervielle Seguros S.A., InvertirOnline S.A.U., InvertirOnline,Com Argentina S.A.U., Micro Lending S.A.U., Supervielle Productores Asesores de Seguros S.A., Bolsillo Digital S.A.U. and Futuros del Sur S.A.

The main investment of the Company is its shareholding in Banco Supervielle S.A., a financial entity included in Law No. 21.526 of Financial Institutions and subject to BCRA regulations, for which the valuation and exposure guidelines used have been adopted by said Entity (see Note 1.1) in accordance with that established in Title IV, Chapter I, Section I, Article 2 of the 2013 Orderly Text of the National Securities Commission (CNV).

These consolidated financial statements have been approved by the Board of Directors of the Company at its meeting held on November 19, 2020.

1.1.	Preparation basis

These condensed interim financial statements have been prepared pursuant to: (i) provisions set by Intenational Accounting Standards N° 34, “Interim Financial Information” (IAS 34) and (ii) the accouting information framework set by the Argentine Central Bank which is based on International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board and interpretations issued by the International Financial Reporting Standards Interpretation Committee with the following exceptions:

(i)            Temporary exception of IFRS 9 “Financial Instruments” application over debt instruments of the non-financial public sector,

(ii)           Temporary exception of the application of Section 5.5 (Value Impairment) for Group C entities, a category that includes Cordial Compañia Financiera S.A.. Therefore, provisions of the aforementioned entity are held under minimum provisions standards set by the Argentine Central Bank.

Pursuant to IAS 34, interim financial information shall include an explanation of events and transactions that have taken place as from the end of the last annual period being reported and are relevant for the understanding of changes in the financial situation, financial performance and cash flows of the Group with the purpose of relying on updated information as per the last financial statements of the fiscal year ended on December 31, 2019 ( hereinafter, “annual financial statements”). Given the aforementioned, these condensed interim financial statements do not include all the information to be required by complete financial statements prepared pursuant to International Financial Reporting Standards; hence, in virtue of a suitable understanding of the information included therein, such statements must be read jointly with annual financial statements as of December 31, 2019.

The Gruop´s Board has concluded that these interim condensed financial statements reasonably express the financial position, financial performance and cash flows.

It is worth to be mentioned that interim condensed financial statements have been prepared by applying accounting policies and measurement criteria consistent with those applied by the Group for the preparation of annual financial statements, except for what has been set forth in Note 1.1.4.

The preparation of financial statements requires that the Group carries out calculations and evaluations that affect the amount of incomes and expenses recorded in the period. In this sense, calculations are aimed at the estimation of, for example, credit risk provisions, useful life of property, plant and equipment, impairments and amortizations, recoverable value of assets, income tax charges and the reasonable value of certain financial instruments. Future real results may defer from calculations and evaluations as of the date of these consolidated condensed interim financial statements preparation.

As of these financial statements issuance date, such statements are pending of transcription to Inventory and Balance Sheet Book.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

1.1.1            Going concern

As of the date of these consolidated condensed interim financial statements there are no uncertainties with respect to events or conditions that may raise doubts regarding the possibility that the Group continues to operate normally as a going concern.

1.1.2            Measuring unit

Figures included in these condensed interim financial statements are expressed in thousands of Argentine pesos, unless otherwise stated.

The Group´s interim condensed financial statements recognice changes in the currency purchasing power until August 31, 1995. As from such date, in virtue of existing economic stability conditions and pursuant to Communication “A” 2365 issued by the Argentine Central Bank, accounting measurements were not re-expressed until December 31, 2001. In virtue of Communication “A” 3702 issued by the Argentine Central Bank, the application of the method was resumed and became effective on January 1, 2002. Previous accouting measurements were considered to be expressed in the currency as of December 31, 2001.

Pursuant to Communication “A” 3921 issued by the Argentine Central Bank, in compliance with Decree 664/03 issued by the National Executive Power, the application of the re-expression of financial statements in homogeneous currency was interrupted as from March 1, 2003. Therefore, the Group applied said re-expression until February 28, 2003.

In turn, Law N° 27,468 (B.O. 04/12/2018) amended article 10° of Law N° 23,928 and its amendments, thus establishing that the abolition of all legal and regulating standards that set and authorize price indexing, monetary updating, cost changes or any other manner of re-increasing debts, taxes, prices or fees for goods, works or services does not include financial statements, regarding which the application of article 62 of the General Corporations Law N° 19,550 (T.O 1984) and its amendments shall prevail. Likewise, the aforementioned legal body set de abolition of Decree N° 1269/2002 dated on July 16, 2002 and its amendments and instructed the National Executive Power, through its controlling agencies, to set the date as from which said regulations became into effect in relation with financial statements to be submitted. Therefore, on February 22, 2019, the Argentine Central Bank issued Communication “A” 6651 which established that financial statements shall be prepared in a homogeneous currency as from January 1, 2020. Therefore, these condensed interim financial statements have been re-expressed as of September 30, 2020.

1.1.3            Comparative information

The information included in these condensed interim financial statements and in the aforementioned notes as of December 31, 2019 and September 30, 2019 is presented, exclusively with comparative purposes regarding the information as of September 30, 2020.

It is worth to be mentioned that, Communication “A” 6778, issued by the Argentine Central Bank, required the retroactive application of the impairment model set forth in section 5.5 of IFRS 9 with temporary withdrawal of non-financial public sector´s debt instruments and the re-expression of financial statements pursuant to IAS 29. In virtue of the aforementioned, the Group has applied the following:

(i)	Retroactive re-expression of figures included in the Financial Situation as of December 31, 2019 for the purpose of submitting such figures as if the new accounting policies had been in force since January 1, 2019, and
(ii)	Retroactive re-expression of figures included in the Income Statement, Other Comprehensive Income and Changes in the Shareholders’ Equity Statement as of September 30, 2019 for the purpose of submitting such figures as if the new accounting policies had been in force since January 1, 2019.

1.1.4            Changes in accounting policies and new accounting standards

With the approval of new IFRS, modifications or derogations of the standards in force, and once such changes are adopted through Adoption Bulletins issued by Federación Argentina de Consejos Profesionales en Ciencias Económicas (FACPCE), the Argentine Central Bank will determine the approval of such standards for financial entities. In general terms, no anticipated IFRS application shall be allowed unless upon adoption such anticipated measure is specified.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

The following are changes that were made effective over the course of the quarter ended on September 30, 2020:

(a)	Impairment of financial assets

Pursuant to Communication “A” 6430 and 6847 Financial Entities shall start to apply provisions on Financial Assets Impairment included in paragraph 5.5 of IFRS 9 as from fiscal years starting on 1 January, 2020, except for Non-financial Public Sector´s debt securities, which shall be temporarily excluded from the scope of said provisions. Likewise, Communication “A” 6938 issued by the Argentine Central Bank set the postponement of the application of the section targeted to “B” group Companies until January 1, 2021,a category that includes Cordial Compañía Financiera S.A.; therefore, provisions of said Entity are held under the minimum provisions regulations set by the Argentine Central Bank. It is worth mentioning that through communications "A" 7108 and 7134, the Argentine Central Bank ordered the classification of financial entities into groups "A", "B" and "C", leaving Cordial Compañía Financiera classified as Group "C" as of October 1, 2020.

Upon the application of impairment model included in section 5.5 of IFRS 9, a decrease of about 344,8 million and 936,0 million would have been recorded in the shareholders ´equity as of September 30, 2020 and December 31, 2019 respectively.

	September 30, 2020	December 31, 2019
Provisions recorded in financial statements	8,683,827	7,170,484
Provisions pursuant to section 5.5 of IFRS 9	9,161,740	8,507,651
Difference (*)	477,913	1,337,167

(*)	These balances do not include the effect of income tax

IFRS 9 foresees an expected credit los model, by means of which financial assets are classified in three impairment stages, based on changes in credit quality as from its initial recognition and show how a Company measures impairment loss and applies the effective interest method. Note 1.2 offers greater detail on how expected credit loss is measured.

Pursuant to Communication “A” 6778 issued by the Argentine Central Bank, Financial Entities shall apply the following in virtue of the effects of the application of section 5.5 of IFRS 9:

(i)            Utilized internal models that shall meet IFRS 9 requirements; thus, applying such models to all assets included in such regulation with temporary exception abovementioned, and

(ii)            Apply the Regulation retroactively, thus setting the transition date on January 1, 2019.

The following chart includes the reconciliation between uncollectibility risk provisions as of 12-31-2019 pursuant to the criteria set by the Amended Text on “Debtors Classification” and “Minimum Uncollectibility Risk Provisions” set by the Argentine Central Bank and the new uncollectibility risk provisions pursuant the expected credit loss model set by IFRS 9 with temporary exceptions above mentioned in the first paragraph:

Category of financial instrument	Credit risk provision pursuant to minimum- provisions-related Standards set by the Argentine Central Bank	Re- measurements	Reclassifications	Credit risk provision pursuant to IFRS 9 (as per scope of Communication “A” 6847)
Loans and other financing	-	-	-	-
Other financial assets	77,727		224,792	302,519
Loans and other financing
Other Financial Entities	14,772	-	-	14,772
NFPS and Res. Abroad	-	-	-	-
Overdrafts	786,797	-	1,017,370	1,804,167
Documents	928,374	-	(483,336)	445,038
Mortgage loans	521,317	-	42,797	564,114
Pledge loans	52,897	14,817	51,389	119,103
Personal loans	1,232,719	12,573	(234,726)	1,010,566
Credit Cards	775,397	-	(113,644)	661,753
Financial Lease	93,226	-	76,664	169,890
Others	2,654,981	-	(580,767)	2,074,214
Debt securities	4,438	-	(90)	4,348
Contingent commitments	449	-	(449)	-
TOTAL	7,143,094	27,390	-	7,170,484

* Cordial Compañía Financiera S.A.´s balances of provisions are held under minimum provisions Standards pursuant to Communication “A” 6990 issued by the Argentine Central Bank.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Note 1.2 includes further information on the definition of credit risk provision pursuant to the expected credit loss model set by IFRS 9 with scope set by the Argentine Central Bank.

(b)	Re-expression by inflation of financial statements

Pursuant to IAS 29 “Financial Information in hyperinflationary economies”, financial statements of an entity, whose functional currency accounts for that currency of a hyperinflationary economy shall be expressed in terms of a current measurement unit as of the reporting fiscal year closing date regardless of whether such statements are based on the historical cost method or a current cost method. To such ends, in general terms, such entity shall calculate the inflation recorded as from the acquisition date or revaluation date, when applicable, in non-monetary items. Such requirements also include the comparative information of financial statements.

With the purpose of stating whether an economy is classified as Hyperinflationary in accordance with IAS 29, the provision sets forth a series of factors to be considered, which includes an accrued inflation rate in three years close to or higher than the 100%. That is the reason why, pursuant to IAS 29, the Argentine economy must be considered as a high inflation economy as from July 1, 2018.

In short, pursuant to IFRS 29 re-expression mechanism, monetary assets and liabilities shall not be re-expressed since such assets and liabilities are expressed in a measurement unit in force as of the reported period closing. Assets and liabilities subject to adjustments tied to specific agreements, shall be adjusted pursuant to such agreements. Non-monetary items measured at current values at the end of the reported period, such as the realization net value or others, shall be re-expressed. The remaining non-monetary assets and liabilities shall be re-expressed in accordance with a general price index. The loss or earning of a net monetary position shall be included in the net income of the reported period in a separate item. It is worth to be mentioned that earnings or losses over the monetary position of instruments at fair value through profit and loss in OCI is included in Other Comprehensive Income of the period/fiscal year. Upon the sale of such instruments its result is reclassified in the line “Results from sale or withdrawal of financial instruments rated at amortized cost” in the net income of the period/fiscal year.

Pursuant to Communication “A” 6651, issued by the Argentine Central Bank on February 22, 2019, financial statements shall be prepared in a constant currency as from fiscal years starting on January 1, 2020. In this sense, Communication “A” 6849 issued by the Argentine Central Bank sets the re-expression frequency of the accounting information in a homogeneous currency on a monthly basis, and the index utilized to such ends accounts for the National Consumer Index drawn up by INDEC (basis month: December 2016) and for such items with previous initial date, IPIM issued by FACPCE is utilized, pursuant to Ruling JG 517/16. Likewise, transition date, in virtue of the retroactive application has been set on January 1, 2019.

(c)	Other Changes in the Accounting Framework set by the Argentine Central Bank

Pursuant to Communication “A” 6847, financial entities will be allowed to re-categorize, as from Januray 1,2020, instruments of the non-financial public sector rated at fair value through profit and loss and at fair value through profit and loss in OCI at an amortized cost criterion, while utilizing the accounting value of such date as addition value. As for instruments affected by this option, interest accrual and accessories shall be interrupted as long as the accounting value is above its fair value. Upon such measurement, the abovementioned financial instruments, at fair value as of September 30, 2020 there would be no significant impact on equity and results for the period.

(d)	Definition of a business – Changes in accordance to IFRS 3

On October 22, 2018, IASB released changes, which include the definition of business with the purpose of helping entities determine whether a transaction must be recorded as a combination of business or the acquisition of an asset. Such changes:

(i)	Clarifies that, the definition of business, an acquired group of activities and assets, shall include at least a good and a substantial process that together shall contribute significantly to the capacity of developing products;
(ii)	Removes the evaluation of whether market players can replace the lack of processes or goods and continue with the production of products;
(iii)	Add explanatory guidelines and examples to help entities evaluate whether a substantial process has been acquired;

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

(iv)	Restrict definitions of a business or product by focusing on goods and services granted to clients and remove the reference to the capacity of reducing costs, and
(v)	Add an optional concentration trial that enables a simplified evaluation of whether a set of activities and acquired businesses are not a business.

Entities need to apply changes in transactions which acquisitions date as from the beginning of the first annual period over which it has been informed as of January 1, 2020.

The Group does not see any initial effect unless a combination of businesses is made effective.

(e)	Definition of significant or relatively significant Changes to IAS 1 and IAS 8

On October 31, 2018, IASB released these changes with the purpose of improving the understanding of the definition of significant or relatively significant, coordinating the drawing up of the definition in IFRS and the Conceptual Framework to avoid any misunderstanding whatsoever that may stem from the different definitions, in that sense, IASB has added support requirements in IAS 1 in the definition to add importance and clarity in its application. Additionally, said board provides existing guides regarding the definition of significant and relatively significant in a single place together with the definition.

This change affects mainly section 7 of IAS 1, section 5 of IAS 8 and removes section 6 of IAS 8. Such change is applicable in a prospective manner to annual periods as from January 1, 2020.

The Group considers that such changes have no significant effect in its financial statements.

(f)	Changes in the Financial Information Conceptual Framework

IASB has issued a new Conceptual Framework. Said change will not imply any changes in the accounting standards in force. However, entities that utilize the Conceptual Framework to define accounting policies for those transactions, events or situations that are not included in the accounting standards in force, apply a new Conceptual Framework as from January 1, 2020, thus evaluating whether their accounting policies are still the most suitable ones.

The Group considers that such changes have no significant effect in its financial statements.

(g)	Change in the Reference Interest rate (IBOR) – Changes to IFRS 9

On September 26, 2019, IASB released a change that requires additional disclosures regarding the uncertainty resulting from the reform in the reference interest rate. Such release accounts for the first reaction to potential effects that IBOR reform may produce in financial statements and modifies specific cash flow coverage accounting requirements assuming that the reference interest rate is not modified as a result of such reform. These changes have become effective as from January 1, 2020 with retroactive effect.

The Group considers that such changes have no significant effect in its financial statements.

The following sets forth changes that have not become in force as of September 30, 2020:

(a)	Sale or contribution of assets between an investor and its associate or joint Venture – changes in IFRS 10 and IAS 28.

IASB carried out changes specifically on IFRS 10 “Consolidated Financial Entities” and IAS 28 “Investments in associates and joint ventures”. Such changes clarify the accounting of sales or contribution of assets between the investor and its associates and joint ventures and confirm that the accounting treatment depends on whether non-monetary assets sold or contributed to the associate or joint venture account for a “business” (as defined in IFRS 3).

When non-monetary assets account for a business, the investor will recognize earnings or losses of the sale or contribution of assets. If assets do not account for a business, earnings or losses are recognized by the investor only up to the amount recognized by the investor in the associate or joint venture. These changes are applied with retroactive effect.

IASB has decided to delay the application date for this modification until the research project over the interest method is concluded.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

The Group is evaluating the impact of the application of this new standard.

(b)	IFRS 17 “Insurance contracts”

On May  18, 2017, IASB issued IFRS 17 “Insurance contracts” which provides a comprehensive framework based on principles for measurement and presentation of all insurance contracts. The new rule will supersede IFRS 4 Insurance contracts and requires that insurance contracts be measured using cash flows of existing enforcement and that income be recognized as the service is rendered during the coverage period. The standard will come into force for the fiscal years beginning as from November 1, 2021.

The Group is evaluating the impact of the application of this new standard.

c)	Changes in IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 – Reference interest rate reform (IBOR)

With the purpose of working out issues resulting from the implementation of the reference interest rate reform (IBOR), on August 27, the IASB released changes in standards. The most important changes are related to the accounting of financial instruments at amortized cost. Such changes require that financial entities update contractual cash flows resulting from the reference interest rate reform through the modification of the effective interest rate pursuant to paragraph B5.4.5 of IFRS 9. Therefore, no impact on income is recorded as a result of such modification. Said change shall be applied only when necessary as a direct consequence of the application of the reference interest rate reform (IBOR). IFRS 16 was also modified; thus, requiring lessees to utilize the same modification when accounting changes in leasing payments to be produced as a result of the reference interest rate reform (IBOR). Such changes will become effective as from January 1, 2021.

The Entity is assessing the impact of said new standard.

1.2            Impairment of financial assets

The Group evaluates, based on a prospective approach, expected credit losses (“ECL”) related to financial assets rated at amortized cost or fair value with changes in another comprehensive income, the exposure resulting from loan commitments and financial guarantee contracts with the scope set by Communication “A” 6847 issued by the Argentine Central Bank.

The Group measures ECL of financial instruments reflecting the following:

(a)            A probability amount, weighed and unbiased, that is defined through the evaluation of a range of possible result;

(b)            The temporal value of money; and

(c)            The reasonable and sustainable information available at no cost nor excessive effort on the submission date on past events, current conditions and future economic condition forecasts.

IFRS 9 sets forth the following “Three stages” model for the impairment based on changes in the credit quality from initial recognition:

•    If, on the submission date, the credit risk of a financial instrument has not increased significantly since its initial recognition, the Group will classify such instrument in “Stage 1”.

•    If a significant increase in credit risk (“SICR”) is detected, from its initial recognition, the instrument is moved to “Stage 2”, but such instrument is not deemed to contain a credit impairment.

•    If the financial instrument contains credit impairment, it is moved to “Stage 3”.

•    For financial instruments in “Stage 1”, the Bank measures ECL at an amount equivalent to the amount of expected credit loss during the useful life term of the asset that result from potential default events within the next 12 months. As for Financial Instruments in “Stage 2” and “Stage 3”, the Group measures ECL during the useful life term of the asset (hereinafter “lifetime”). Note 1.2.1 includes a description of how the Group defines when a significant increase in credit risk has occurred.

•    A generalized concept in the measurement of ECL pursuant to IFRS 9 shall be considered prospective information.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

•    Financial assets with impairment on credit value, either purchased or produced, account for those financial assets which have been impaired since initial recognition. ECL of this type of financial instruments is always measured during the asset lifetime (“Stage 3”).

The following chart summarizes the impairment requirements pursuant to IFRS 9 (for financial assets that do not entail impairment on credit value, either purchased or produced:

Changes in the credit quality since initial recognition

Stage 1	Stage 2	Stage 3
(initial recognition)	(significant increase of credit risk since initial recognition)	(Impaired credit)
ECL over the next 12 months	ECL during the financial instrument lifetime

The following describes the Group´s judgements and assumptions for ECL measurement:

1.2.1. Significant increase in credit risk

The Group considers that a financial asset has experienced a significant credit risk increase when one or more than the following qualitative and quantitative criteria have been observed:

Individuals and Businesses

•	Maximum delay at a financial asset level between 31 and 90 days
•	Maximum situation Argentine Central Bank over 1.
•	At a Client level, an Internal Behavior Score below cutting point.[1]

Corporate Banking

•	Maximum situation Argentine Central Bank over 1.
•	Hold an Internal Rating of Classification “C” (Default probability over 30%).

Consumer Finance

•	Maximum delay at a financial asset level between 31 and 90 days

Sectoral Analysis – Covid-19 Risk

In virtue of the fact that internal impairment models do not reflect properly Covid-19 impact on the local and global economic situation (See Note 13) as historical information is utilized, a sectoral analysis has been included as additional definition of the significant risk increase.

In such analysis, companies’ default risk is evaluated according to the type of industry and the impact such companies have suffered in face of the current economic situation, while taking into account their features, seasonal nature, etc.

In this sense, such analysis has been applied in Small and Medium Size companies and E&P, such additional definition of significant risk increases for “Real State”, “Entertainment” and “Tourism & Gastronomy” activities. Such impact was measured as of June closing, though remaining activities are still under assessment in virtue of the evaluation of future impacts.

1 Definition of cutting point for SICR – Payroll Plan High CL PC=>400. Remaining CL=>500. | Open market High Income CL=>700. Remaining CL =>700. | Retirees: High Income CL =>610. Remaining CL =>610.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

1.2.2. Individual and collective evaluation basis

Expected losses are estimated both in a collective and individual manner.

The Group´s individual estimation is aimed at calculating expected losses for significantly impaired risks. In these cases, the amount of credit losses is calculated as the difference between expected cash flows discounted at the effective interest rate of the operation and the value in the books of the instrument.

For collective estimation of expected credit losses, instruments are distributed in groups of assets depending on credit risk features. Exposures within each group are segmented in accordance with the similar features of the credit risk, including the debtor´s payment capacity pursuant to contractual conditions. These risk features need to play a key role in the estimation of future flows of each group. Credit risk features may consider the following factors, among others:

Entity	Parameter	Segment
Individual and Businesses	Default Probability (DP)	Personal loans (1)
Credit cards (1)
Overdrafts
Documents
Mortgage loans
Refinancing
Others
	Severity (LGD)	Personal loans
Credit cards
Overdrafts
Mortgage loans
Refinancing
Others

Entity	Parameter	Segment
Corporate Banking	Default Probability (DP) (2)	Small Companies
Medium Companies
Big Companies
Financial Sector
	Severity (LGD)	Overdrafts
Documents
Leasing
Unsecured loans
Others
OCIF

Consumer Finance(3)	Default Probability (DP)	Credit cards closed
Credit cards opened
Cash loan
Consumer and Directed Cash Loan
Refinancing
Consumer Loans Tarjeta Automática
	Severity (LGD)	Credit Cards
Loans
Refinancing

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

(1)	For personal loans and credit cards, the segment dimension is added, since there is sufficient materiality. The segments are: Retirees, High Income Open Market, High Income Salary Plan, Non High Income Open Market, Non High Income Salary Plan, Entrepreneurs and SMEs, Former Retirees and Ex Salary Plan.
(2)	The segments to calculate the probability of default in Business Banking were grouped by company size in Stage 1. For stages 2 and 3, the probability of default was calculated including all the business banking segments to form a statistical materiality group enough.
(3)	As of the date of these financial statements, the balances of provisions related to Cordial Compañía Financiera S.A., are established under the Minimum Provision Standards as set forth in Communication “A” 6990 of the B.C.R.A.

Credit risk features utilized for the abovementioned segments are the following, among others: type of financial instrument, debtor´s activity sector, activity geographical area, type of guarantee, time elapsed of submitted financial statements and other key factors to calculate expected cash flows.

The suitable segmentation of financial instruments is monitored and reviewed on a regular basis by the Credit Risk and Stress Test Area.

1.2.3 Definition of default and impaired credit

The Group considers that a financial instrument is in default when such instrument entails one or more of the following criteria:

Individuals and Businesses

•	Financial instruments delinquent after 90 days in contractual payments.

Corporate Banking

•	Financial instruments with B.C.R.A. situation greater than or equal to 3.

Consumer Finance

•	Financial instruments delinquent after 90 days in contractual payments.

Abovementioned criteria are applied in a consistent manner to all financial instruments and are aligned with the definition of default utilized by the Bank in virtue of the administration of credit risk. Likewise, such definition is consistently applied to define DP, Exposure at Default (“hereinafter, “EAD”) and Loss Given Default (hereinafter, “LGD”).

1.2.4. Measurement of Expected Credit Loss – Explanation of inputs, assumptions and calculation techniques

ECL is measured on a 12-month basis or along the instrument´s lifetime, depending on whether a significant increase in credit risk has been recorded since initial recognition or whether an asset is considered to contain credit impairment. ECLs account for the product discounted from Default Probability (DP), Exposure at Default (EAD) and Loos Given Default (LGD), defined as follows:

• DP accounts for the probability of debtor´s breaching his/her financial obligation (pursuant to the “Definition of credit default and impairment” set forth in Note 1.2.3), either during the next 12 months or the remaining lifetime (DP lifetime) of the financial asset.

• EAD is based on the amounts the Group expects to owe at the moment of the default, during the next 12 months or the remaining lifetime (DP lifetime) of the financial asset (EAD Lifetime). For example, for a revolving commitment, the Group includes the current available balance plus any additional amount expected to become available until the current contractual limit at the moment of the default, when applicable.

• LGD accounts for the Group´s expectation regarding the loss amount in an exposure under default.

LGD changes depending on the counterparty type, the type and time elapsed of the claim and the availability of guarantees or any other credit support. LGD is expressed as a loss percentage for the exposure unit at the moment of default (EAD) and is calculated on a 12-month basis or along the instrument lifetime, where the 12-month LGD accounts for the loss percentage expected to incur if the default takes place within the next 12 months and lifelong LGD accounts for the loss percentage expected to incur if the default takes place during the remaining lifetime of the financial asset.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

ECL is defined by projecting DP, LGD and EAD for each future month and each individual or collective exposure. These three components are multiplied and adjusted pursuant to the survival (that is, the exposure has not been pre-settled or entered into default in a previous month). The aforementioned effectively calculates ECL for each future month, which is later discounted as of submission date and is added. The discount rate utilized for the calculation of ECL accounts for the original or rough effective interest rate of such date.

As for the calculation of parameters utilized for the calculation of the aforementioned ECL, the Entity based its calculation on the internal model development know-how for the calculation of parameters, thus adapting the development of such models pursuant to IFRS 9.

The Group includes prospective economic information in its definition of DP, EAD and LGD over 12 months or Lifetime. See Note 1.2.5 for the explanation of prospective information and its consideration in the calculation of ECL.

1.2.5 Prospective information considered in expected credit loss models

The evaluation of significant credit increases and the calculation of ECL include prospective information. The Group carried out a historical analysis and identifies key economic variable that affect the credit risk and expected credit losses for each portfolio.

Forecasts of these economic variable (“base economic scenario”) are provided on a six-month basis by the Research team of the Group and offer a better estimated outlook of the economy for the next 12 months. The impact of such economic variables on DP and LGD resulted from the statistic regression analysis to understand the impact the changes in these variables has had historically on default rates and LGD components.

In addition to the base economic scenario, the Research team of the Group also provides two potential scenarios together with scenario analysis. The number of other scenarios is defined in accordance with the analysis of the main products to ensure the lineal effect between the future economic scenario and related expected credit losses. The number of scenarios and its features are re-evaluated on a six-month basis, except a situation occurs in the macroeconomic framework that justifies a greater regularity.

As of January 1, 2020 and as of September 30, 2020, as for its portfolios, the Group concluded that three scenarios have properly captured non-lineal items. Scenario analysis are defined by means of a combination of statistic and know-how judgement analysis, taking into account the range of potential results of which each scenario is representative. The evaluation of credit risk significant increases is carried out by means of the utilization of DP lifetime in the base scenario and other scenarios, multiplied by the related analysis of each scenario, together with qualitative and quantitative and backstop indicators (See Note 1.2.1). The aforementioned is defined if the financial instrument is in Stage 1, Stage 2 or Stage 3 and, therefore, whether to register a 12-month ECL or Lifetime. As with any economic forecast, projections and probabilities of occurrence are subject to a high degree of inherent uncertainty, and therefore actual results may be significantly different than projected. The Group considers that these forecasts account for its best calculation of potential results and has analyzed the non-lineal and asymmetric impacts within the different portfolios of the Group to establish that chosen scenarios are representative of the range of potential scenarios.

The most significant assumptions utilized to calculate ECL as of September 30, 2020 are as follows:

Parameter	Segment	Macroeconomic variable	Optimistic scenario	Base scenario	Pessimistic scenario
Default probability	Individuals and Businesses Corporate banking Consumer finance	EMAE	124.04	120.67	115.37

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

The following are estimations assigned to each scenario as of September 30, 2020:

Base scenario	80%
Optimistic scenario	10%
Pessimistic scenario	10%

Sensitivity analysis

The chart below includes changes in ECL as of September 30, 2020 that would result from reasonably potential changes in the following parameters:

September 30, 2020
ECL previsions	8,683,827
Total portfolio	107,026,508
Irregular Portfolio Coverage	181,65%

ECL per Scenario
Favorable Impact	8,421,279
High Impact	8,749,679

Coverage Ratio per Scenario
Favorable Impact	176.15%
High Impact	183.02%

1.2.6 Maximum exposure to credit risk

The chart below includes an analysis of credit risk exposure of the financial instruments for which expected credit loss provisions are recognized. The gross amount of financial assets books included in the chart accounts for the maximum credit risk exposure of such assets.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	September 30, 2020
	Stage 1	Stage 2	Stage 3	Total
Overdrafts	36,186,740	1,104,396	1,219,129	38,510,265
Documents	16,883,179	293,600	222,059	17,398,838
Mortgage loans	8,001,205	2,542,155	1,482,824	12,026,184
Pledge loans	1,123,252	229,250	209,590	1,562,092
Personal loans	35,133,968	1,309,816	1,148,510	37,592,294
Individuals and Business	14,469,241	1,100,900	749,452	16,319,593
Consumer finance	20,664,727	208,916	399,058	21,272,701
Credit cards	31,213,670	4,294,279	623,378	36,131,327
Individuals and Business	27,135,200	3,943,329	426,265	31,504,794
Consumer finance	4,078,470	350,950	197,113	4,626,533
Financial Lease	2,509,728	420,836	160,078	3,090,642
Others	28,646,727	5,714,866	2,829,991	37,191,584
Total	159,698,469	15,909,198	7,895,559	183,503,226

1.2.7 Guarantees and other credit improvements

A guarantee is an instrument by means of which the Entity´s debtor or a third party is committed upon any obligation default, to be offered as support for such debt settlement. The Entity accepts a guarantee with support before a potential breach on behalf of a debtor.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

The Argentine Central Bank classifies these guarantees in three types: Preferred “A” (considered self-settleable), Preferred “B” (made up by mortgage or pledge loans) and remaining guarantees (mainly bank guarantees and fines).

In virtue of the administration of guarantees, the Group relies on a specific area devoted to the review of the legal compliance and suitable instrumentation of received guarantees. In accordance with the type of guarantees, the guarantors may be natural or legal persons (in the case of mortgages, pledges, fines, guarantees and liquid funds) and international top level Financial Entities (for credit letters stand by).

The Group monitors guarantees related to financial assets considered as impaired credits since such guarantee is likely to be executed to mitigate potential credit losses.

1.2.8 Credit risk provision

Credit risk provision recognized in the period is affected by a range of factors as follows:

• Transfers between Stage 1 and Stage 2 or 3 given financial instruments experience significant increases (or decreases) in credit risk or are impaired over the period, and the resulting “increase” between ECL at 12 months and Lifetime;

• Additional assignments for new financial instruments recognized during the period, as well as write-offs for withdrawn financial instruments;

• Impact on the calculation of ECL of changes in DP, EAD and LGD during the period, resulting from the regular updating of model inputs;

• Impact on the measurement of ECL as a result of changes in models and assumptions;

• Impact resulting from time elapsing as a consequence of the current value updating;

• Conversion to local currency for foreign-currency-denominated assets and other movements; and

• Financial assets withdrawn during the period and application of provisions related to assets withdrawn from the balance sheet during the period. The following charts explain changes in the provision for credit risk between the beginning and end of the period due to the following factors:

	Stage 1	Stage 2	Stage 3
	ECL at 12 months	ECL Lifetime	ECL Lifetime	Total
Credit risk provision as of 12/31/2019	1,386,804	716,016	5,067,665	7,170,485
Transfers:
From Stage 1 to Etapa 2	(87,806)	547,403	-	459,597
From Stage 1 to Etapa 3	(16,120)	-	531,679	515,559
From Stage 2 to Etapa 3	-	(172,861)	633,436	460,575
From Stage 2 to Etapa 1	8,310	(59,216)	-	(50,906)
From Stage 3 to Etapa 2	-	4,804	(31,160)	(26,356)
From Stage 3 to Etapa 1	801	-	(43,136)	(42,335)
Net changes	5,367,138	1,234,277	(1,256,169)	5,345,246
Withdrawn financial assets	(3,313,119)	(688,655)	(1,428,001)	(5,429,775)
Direct charge	(281,521)	(101,632)	(24,519)	(407,672)
Difference of quotation and other movements	39,766	91,555	170,032	301,353
Credit risk provision as of 09/30/2020	3,104,253	1,571,691	3,619,827	8,295,771

*Cordial Compañía Financiera S.A.´s balances of provisions are held under minimum provisions Standards pursuant to Communication “A” 6990 issued by the Argentine Central Bank.

1.2.9 Account withdrawal policy

The Group withdraws, partially or as a whole, financial assets from the balance sheet, once all recovery efforts have been used up and has concluded that there are no reasonable expectations. Indicators of lack of reasonable recovery expectation include (i) the cease of execution activities and (ii) when the Bank´s recovery method is given by the guarantee execution and the value of the guarantee is not enough for a total reasonable recovery expectation.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

The Group may withdraw financial assets from its balance sheet which are still subject to execution activities. Contractual amounts pending of collection of such withdrawn assets during the period ended on September 30, 2020 amount to 5,429,775. The Group seeks to recover amounts legally owed as a whole, but partially withdrawn in the balance sheet since there is no reasonable recovery expectation.

1.3.	Critical accounting policies and estimates

The preparation of condensed interim financial statements in accordance with the accounting framework established by the Argentine Central Bank requires the use of certain critical accounting estimates. It also requires Management to exercise its judgment in the process of applying the accounting standards established by the Argentine Central Bank to establish the Group's accounting policies.

The Group has identified the following areas that involve a higher degree of judgment or complexity, or areas in which the assumptions and estimates are significant for the consolidated financial statements that are essential for understanding the underlying accounting / financial reporting risks:

a)            Fair value of derivatives and other financial instruments

The fair value of financial instruments that do not list in active markets are measured through the use of valuation techniques. Such techniques are validated and regularly reviewed by qualified independent personnel of the area that developed such techniques. All models are evaluated and adjusted before being use in order to make sure that results express current information and comparative market prices. As long as possible, models use only observable information; however, factors such as credit risk (own or counterparty), volatilities and correlations require the use of estimates. Changes in assumptions regarding such factors may impact on the fair value reported for financial instruments.

b)            Allowances for loan losses and advances.

As of January 1, 2020, the Group adopted retroactively to January 1, 2019, with the scope mentioned in Note 1.1.4. (A)., section 5.5. of IFRS 9 referring to the impairment of financial assets. In this sense, the Group evaluates the expected credit losses (ECL) on a prospective basis of the credit risk associated with the financial assets measured at amortized cost, to the debt instruments measured at fair value with changes in other comprehensive income, to accounts receivable for leases, as well as commitments and guarantees granted not measured at fair value, with the exception of debt instruments of the Non-Financial Public Sector that are temporarily excluded from the provisions for impairment of financial assets, contained in section 5.5 of IFRS 9, as well as the provisions of Cordial Compañía Financiera S.A. as provided in Communication “A” 6990 of the B.C.R.A.

The measurement of expected credit losses is an area that requires the use of complex models and significant assumptions about future economic conditions and credit behavior (for example, the probability that the customer will go into default and that losses will result for the Group). The explanation of the inputs, assumptions and estimation techniques used to measure the ECL is presented in more detail in Note 1.2, including the key sensitivities of the ECL to changes in these elements.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

It should be noted that, in the application of accounting requirements to measure ECL, significant judgments are necessary, such as:

(i) Determination of the criterion of significant increase in credit risk

(ii) Choice of appropriate models and assumptions for the measurement of ECL

(iii) Establishment of the number and relative weight of the prospective scenarios for each portfolio segment and the associated ECL, and

(iv) Establishment of groups of similar financial assets for the purpose of measuring ECL.

c)            Impairment of Non-Financial Assets

Intangible assets with finite lives and property, plants and equipment are amortized or depreciated along their useful lives in a straight-line method. The Group reviews the conditions related to these assets to determine whether events and circumstances justify a review of the amortization and remaining depreciation period and whether there are factors or circumstances that imply an impairment in the value of assets that cannot be recovered.

The Group has applied the judgment in the identification of impairment indicators for property, plant and equipment and intangible assets. The Group has defined that there was no evidence of impairment for any period included in the consolidated Financial Statements. Given the aforementioned, no recoverable value has been calculated.

The evaluation process for potential impairment of an asset of indefinite useful life is subject to and require a significant judgment in many points over the course of the analysis, including the identification of its cash-generating unit, the identification and allocation of assets and liabilities to a cash-generating unit and the definition of their recoverable value. The recoverable value is compared with the carrying value in order to define the non-recoverable portion of such value. When calculating the recoverable value of the cash-generating unit in virtue of the assessment of annual or regular impairment, the Group use estimates and significant judgments on future cash flows of the cash-generating unit. Its cash flow forecasts are based on assumptions that account for the best use of its cash-generating unit.

Although the Group believes that assumptions and forecasts used are suitable in virtue of the information available for the administration, changes in assumptions or circumstances may require changes in the assessment. Negative changes in assumptions utilized in an impairment tests of indefinite useful life intangible assets may result in the reduction or removal of the excess of fair value over the book value, which would result in the potential recognition of the impairment.

The Group decided that it would not be necessary to recognize an impairment loss in indefinite useful life intangible assets under such conditions.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

d)            Income tax and deferred tax

A significant judgment is required to determine liabilities and assets from current and deferred taxes. The current tax is measured at the amount expected to be paid to the taxation authority using the tax rates that have been enacted or substantially enacted by the end of the reporting period. The deferred tax is measured over temporary differences between tax basis of assets and liabilities and book values at the tax rates that are expected to apply when the asset is realized or the liability settled.

Assets from deferred tax are recognized upon the possibility of relying on future taxable earnings against which temporary differences can be used, based on the Senior Management´s assumptions regarding amounts and opportunities of future taxable earnings. Later, it is necessary to determine whether assets from deferred tax are likely to be used and set off future taxable earnings. Real results may differ from estimates, such as changes in tax legislation or the result of the final review of affidavits issued by tax authorities and tax courts.

Likely future tax earnings and the number of tax benefits are based on a medium term business plan prepared by the administration. Such plan is based on reasonable expectations.

1.4.	Changes in loans and other financing

Under certain circumstances, the Group renegotiates or changes contractual cash flows of loans granted to clients. In these cases, the Group evaluates whether the new terms are substantially different from initial terms. The Group carries out this practice while taking into account the following:

(i)             If the client is in financial difficulties, the Bank evaluates whether such change only reduces contractual cash flows to amounts expected to be paid by the borrower.

(ii)           Significant extension of the term when the borrower does not have financial difficulties.

(iii)          Significant change in the interest rate.

(iv)          Change in the currency in which the loan is denominated.

(v)           Integration of guarantees or credit improvements that significantly affect the credit risk related to the loan.

If, after the change, the loan terms are substantially different, the Group withdraws the original financial instrument and recognizes a new asset at fair value and recalculates a new effective interest rate for such asset. Therefore, renegotiation date is considered as the initial recognition date in virtue of the calculation of impairment and the definition of a new significant increase in credit risk. However, the Group also evaluates whether the new recognized asset is considered as an impaired asset, especially when the renegotiation stemmed from the lack of payment capacity on behalf of the client. The differences in the accounting value are recognized in the results as well as losses and earnings resulting from the withdrawal of such financial asset.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

If the terms of the loan after the change are not substantially different, the renegotiation or change will not produce the withdrawal of the financial asset, and the Group will recalculate the gross accounting value based on reviewed funds flow while recognizing a guarantee or loss from the change in results. The new gross accounting value is recalculated as the value discounted from the modified funds flow at the initial effective interest rate.

1.5.	Consolidation

A subsidiary is an entity (or subsidiary), including structured entities, in which the Group has control because it (i) has the power to manage relevant activities of the subsidiary (ii) has exposure, or rights, to variable returns from its involment with the subsidiary, and (iii) has the ability to use its power over the subsidiary in order to affect the amount of the investor´s returns. The existence and the effect of the substantive rights, including substantive rights of potential vote, are considered when evaluating whether the Group has power over the other entity. For a right to be substantive, the right holder must have the practical competence to exercise such right whenever it is necessary to make decisions on the direction of the entity’s relevant activities. The Group can have control over an entity, even when it has less voting powers than those required for the majority.

Accordingly, the protecting rights of other investors, as well as those related to substantive changes in the subsidiary´ activities or applicable only in unusual circumstances, do not prevent the Group from having power over a subsidiary. The subsidiaries are consolidated as from the date on which control is transferred to the Group, ceasing its consolidation as from the date on which control ceases.

The following chart provides the subsidiaries which are object to consolidation:

Company		Legal Adress	Principal Activity	Percentage of Participation
	Condition			09/30/2020			12/31/2019
				Direct	Direct and Indirect		Direct	Direct and Indirect
Banco Supervielle S.A.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Commercial Bank	97.10%	99.90	%(1)	97.10%	99.90	%(1)
Cordial Compañía Financiera S.A.	Controlled	Reconquista 320, C.A.B.A., Argentina	Financial Company	5.00%	99.90%		5.00%	99.90%
Tarjeta Automática S.A.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Credit Card	87.50%	99.99%		87.50%	99.99%
Supervielle Asset Management S.A.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Mutual Fund	95.00%	100.00%		95.00%	100.00%
Sofital S.A.F. e I.I.	Controlled	Bartolomé Mitre 434. C.A.B.A., Argentina	Real State	96.80%	100.00%		96.80%	100.00%
Espacio Cordial de Servicios S.A.	Controlled	San Martín 719/731. 1° Piso. Ciudad de Mendoza. Argentina	Retail Services	95.00%	100.00%		95.00%	100.00%
Supervielle Seguros S.A.	Controlled	Reconquista 320. 1° Piso. C.A.B.A., Argentina	Insurance	95.00%	100.00%		95.00%	100.00%
Micro Lending S.A.U.	Controlled	Bartolomé Mitre 434. C.A.B.A., Argentina	Financial Company	100.00%	100.00%		100.00%	100.00%
InvertirOnline S.A.U.	Controlled	San Martin 323. 11° Piso. C.A.B.A., Argentina	Clearing and settlement agent	100.00%	100.00%		100.00%	100.00%
InvertirOnline.Com Argentina S.A.U.	Controlled	San Martin 323. 11° Piso. C.A.B.A., Argentina	Representations	100.00%	100.00%		100.00%	100.00%
Supervielle Productores Asesores de Seguros S.A.	Controlled	Reconquista 320. 1° Piso. C.A.B.A., Argentina	Insurance Broker	95.20%	100.00%		95.00%	100.00%
Bolsillo Digital S.A.U.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Computer Services	100.00%	100.00%		100.00%	100.00%
Futuros del Sur S.A.	Controlled	03 de Febrero 515, Rosario, Santa Fe	Clearing and settlement agent	100.00%	100.00%		100.00%	100.00%

(1)	Grupo Supervielle S,A,’s direct and indirect interest in Banco Supervielle S,A votes amounts to 99.87% as of 09/30/20 and 12/31/2019.
(2)	All the subsidiaries carry out their activities in Argentina, the local and functional currency being Argentine pesos.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

1.6.	Consolidated Structured Entities

The Group has securitized certain financial instruments, mainly loans, originated by personal and pledge loans through the transfers of said instruments to financial trusts that issue multiple classes of debt securities and participation certificates.

Regarding the financial statements as of December 31, 2019 the following consolidated structured entities have been consolidated as of the date of these consolidated condensed interim financial statements:

Issuers	Financial Trust	Set-up on	Due of principal obligation	Securitized	Issued Securities
				Amount	Type	Amount	Type	Amount
Cordial Compañía Financiera	22	11/13/2019	01/15/2021	$571,560	VDF	VN$ 469,260	CP	VN$ 102,300
Micro Lending S.A.U.	III	06/08/2011	10/12/2016	$39,779	VDF TV A VDF B	VN$ 31,823	CP	VN$ 1,592
Micro Lending S.A.U.	IV	09/01/2011	06/29/2017	$40,652	VDF TV A VDF B	VN$ 32,522	CP	VN$ 1,626

On September 24, 2020, pursuant to the instruction issued by the only Beneficiary of the 100% of Financial Trust 21 Participation Certificate, and provisions included in the Financial Trust Contract dated on June 18, 2019, assets in trust were transferred to the Beneficiary as total payment of holdings as of such date.

The Group controls a structured entity when it is exposed to, or holds the right to, variable returns and has the capacity to allocate returns through its power to run the activities of the entity, Structured entities are consolidated as from the date on which the control is transferred to the Group. The consolidation of such entities is ceased on the date on which such control is terminated.

As for financial trusts, the Group has evaluated the following:

• The purpose and design of the trust

• Identification of relevant activities

• Decision-making process on these activities

• If the rights that the Group owns allow it to direct the relevant activities of the trust

• If the Group is exposed, or is entitled to the variable results from its participation in said trust

• If the Group has the capacity to affect said results through its power over the trust

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

In accordance with the aforementioned, the Group has decided that it holds control on such financial trusts and, therefore, such structured entities have been consolidated.

The following chart details the assets and liabilities of Structured Entities that have been consolidated by the Group as of September 30, 2020:

	09/30/2020	12/31/2019
Assets
Loans	28,419	1,950,097
Financial assets	25,511	133,098
Other assets	730,766	356,706
Total Assets	784,696	2,439,901
Liabilities
Financial liabilities	84,740	1,741,980
Other liabilities	44,615	50,909
Total Liabilities	129,355	1,792,889

1.7.	Foreign currency translation

(a)            Functional and presentation currency

Figures included in the consolidated financial statements as per each entity of the Group are expressed in the functional currency, that is, in the currency of the main economic setting where it operates. Consolidated condensed interim financial ftatements are expressed in Argentine pesos, which is the functional currency and the reporting currency of the Group.

(b)            Transactions and balances

Transactions in foreign currency are converted in the functional currency at the reference Exchange rate released by the Argentine Central Bank and those carried out in other currencies, at the repo rate in US dollars for the reference Exchange rate released by the Argentine Central Bank. Earnings and losses in foreign currency that result in the liquidation of such transactions and the conversion of monetary assets and liabilities denominated in foreign currency at closing exchange rates, are recognized in the integral income statement, under “Difference of exchange rate in gold and foreign currency”, except when such items are deferred in the shareholders’ equity for transactions classified as cash flow hedging, when applicable.

As of September 30, 2020 and December 31, 2019 the balances in US dollars were converted at the reference exchange rate determined by the Argentine Central Bank. In the case of foreign currencies other than US dollars, they have been converted to this currency using the types of passes reported by the Argentine Central Bank.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

1.8.	Cash and due from banks

Cash and due from banks includes cash available, freely available deposits in local banks and correspondent banks abroad, which are liquid short-term instruments and have a maturity of less than three months from the date of origination.

Assets recorded in cash and due from Banks are recorded at amortized cost which is close to its fair value.

Cash equivalents are made up by highly liquid short-term securities with three-month or shorter initial maturities, with fair value rating.

The composition of the cash on each of the indicated dates is detailed below:

Item	09/30/2020	12/31/2019	09/30/2019	12/31/2018
Cash and due from banks	27,970,120	32,288,051	25,678,238	63,372,992
Debt securities at fair value through profit or loss	1,574,015	695,213	42,977,942	23,766,021
Money Market Funds	1,845,471	1,248,741	569,514	1,233,242
Cash and cash equivalents	31,389,606	34,232,005	69,225,694	88,372,255

For their part, the reconciliations between the balances of those items considered cash equivalents in the Statement of Cash Flow and those reported in the Statement of Financial Position as of the indicated dates are set out below:

Items	09/30/2020	12/31/2019	09/30/2019	12/31/2018
Cash and due from Banks
As per Statement of Financial Position	27,970,120	32,288,051	25,678,238	63,372,992
As per the Statement of Cash Flows	27,970,120	32,288,051	25,678,238	63,372,992
Debt securities at fair value through profit or loss
As per Statement of Financial Position	4,452,384	695,213	43,110,664	28,434,534
Securities not considered as cash equivalents	(2,878,369)	-	(132,722)	(4,668,513)
As per the Statement of Cash Flows	1,574,015	695,213	42,977,942	23,766,021
Money Market Funds
As per Statement of Financial Position – Other financial assets	6,635,237	2,564,234	2,397,378	3,227,261
Other financial assets not considered as cash	(4,789,766)	(1,315,493)	(1,827,864)	(1,994,019)
As per the Statement of Cash Flow	1,845,471	1,248,741	569,514	1,233,242

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Reconciliation of financing activities at September 30, 2020 and December 31, 2019 is as follows:

	Balances at	Cash Flows		Other non-cash	Balances at
Items	12/31/2019	Inflows	Payments	movements	09/30/2020
Unsubordinated Negotiable Obligations	7,443,081	2,653,805	(5,936,449)	72,481	4,232,918
Subordinated Negotiable Obligations	2,592,387	-	(1,570,607)	28,705	1,050,485
Financing received from the Argentine Central Bank and other financial institutions	11,027,517	14,873,400	(18,253,288)	-	7,647,629
Lease Liabilities	1,157,328	-	(1,366,164)	1,306,346	1,097,510
Total	22,220,313	17,527,205	(27,126,508)	1,407,532	14,028,542

2.	SEGMENT REPORTING

The Group determines operating segments based on performance reports which are reviewed by the Board and key personnel of the Senior Management and updated upon changes.

With the purpose of implementing a strategic vision focused on the individual client and Small and Medium Size Companies that require and values closeness and digital service models, the Retail Banking sector turned into a new area of Individuals and Businesses.

In this sense, Small and Medium Size Companies clients and the loan portfolio have been transferred from the Corporate Division to the Individuals and Businesses area. Such change became effective on Junuary 1, 2020. The comparative information as of September 30, 2019 and December 31, 2019 was modified with the purpose of showing the new organization and making it comparable to information as of September 30, 2020.

As from January 1, 2020, the Bank´s clients receive the following services:

• Individuals and Businesses Segment:

-      Small companies, individuals and companies that record anual sales of up to 100,000

-      “Small and Medium Size Companies”, companies that record anual sales of over 100,000 up to 700,000

• Corporate Baking Segment:

-      Megras that record anual sales over 700,000 up to 2,500,000

-      Big Companies. Grandes companies that record anual sales of over 2,500,000

GRUPO SUPERVIELLE S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2020
Presented on comparative basis
(Expressed in thousands of pesos in homogeneous currency)

The Group considers the business for the type of products and services offered, identifying the following operating segments:

a-	Individuals and Businesses – Includes a wide range of financial products and services targeted to small comoanies, included in Entrepreneours & SMSs, and high income people identified with so-called Identité proposal. Likewise, the Bank offers services and products targeted to retirees and pensioneers.

b-	Corporate Banking – Includes advisory services at a corporate and financial level, as well as the administration of assets and loans targeted to big clients.

c-	Treasury: This segment is in charge of the assignment of liquidity of the Entity in accordance with the different commercial areas´ needs and its own needs, Treasury implements financial risk administration policies of the Bank, administers trading desk operations, distributes financial products, such as negotianle securities and develops business with the financial sector clients and whole sale non-financial sector clients.

d-	Consumer – Includes loans and other credit products targeted to middle and lowed-middle income sectors and non-financial products and services.

e-	Insurance: Includes insurance products, with a focus on life insurance, to targeted customers segments.

f-	Mutual Fund Administration and Other Segments – Includes MFs administered by the Group, Includes also assets, liabilities and results of Micro Lending S.A.U., Invertir Online,Com Argentina S.A.U., InvertirOnline S.A.U., Bolsillo Digital S.A.U and Futuros del Sur S.A

Operating results of the different operating segments of the Group are reviewed individually with the purpose of taking decisions over the allocation of resources and the performance appraisal of each segment. The performance of such segments will be evaluated based on operating earnings and losses and is measured consistently with operating earnings and losses of the consolidated earnings and losses statement.

When a transaction is carried out between operating segments, they are taken in an independent and equitative manner, as in cases of transactions with third parties. Later, income, expenses and results from transfers between operating segments are removed from the consolidation.

The Group does not present information by geographical segments because there are no operating segments in economic environments with risks and returns that are significantly different.

The following chart includes information by segment as of September 30, 2020 and 2019:

Result by segments	Individuals and Businesses	Corporate Banking	Treasury	Consumer	Insurance	Adm. MF and other segments	Adjustments	Total as of 09.30.2020
Interest income	15,083,906	8,787,840	16,840,486	2,945,298	1	35,793	(266,869)	43,426,455
Interest expenses	(5,302,592)	(771,016)	(11,673,830)	(864,248)	-	(19,314)	291,629	(18,339,371)
Distribution of results by Treasury	2,946,747	(4,423,347)	1,476,600	-	-	-	-	-
Net interest income	12,728,061	3,593,477	6,643,256	2,081,050	1	16,479	24,760	25,087,084
Services Fee Income	5,142,453	477,055	31,673	1,257,899	-	1,025,663	(186,875)	7,747,868
Services Fee Expenses	(1,622,146)	(131,061)	(29,138)	(538,412)	-	(31,950)	66,651	(2,286,056)
Income from insurance activities	-	-	-	-	962,488	-	150,168	1,112,656
Net Service Fee Income	3,520,307	345,994	2,535	719,487	962,488	993,713	29,944	6,574,468
Subtotal	16,248,368	3,939,471	6,645,791	2,800,537	962,489	1,010,192	54,704	31,661,552
Net income from financial instruments at fair value through profit or loss	-	-	1,387,814	90,525	253,537	109,453	276,285	2,117,614
Income from withdrawal of assets rated at amortized cost	-	-	(6,553,905)	-	-	-	-	(6,553,905)
Exchange rate difference on gold and foreign currency	290,067	37,763	216,862	22,473	(77)	41,504	80,822	689,414
NIFFI And Exchange Rate Differences	290,067	37,763	(4,949,229)	112,998	253,460	150,957	357,107	(3,746,877)
Other operating income	806,551	1,542,496	122,711	223,684	7,320	137,934	(74,648)	2,766,048
Result from exposure to changes in the purchasing power of the currency	321,259	(650,612)	5,794,499	(684,170)	(247,772)	(138,106)	(29,876)	4,365,222
Loan loss provisions	(2,646,699)	(3,544,070)	20,750	(785,589)	-	(269)	-	(6,955,877)
Net operating income	15,019,546	1,325,048	7,634,522	1,667,460	975,497	1,160,708	307,287	28,090,068
Personnel expenses	(9,099,862)	(819,150)	(522,385)	(1,145,484)	(203,681)	(338,147)	(90,602)	(12,219,311)
Administration expenses	(4,880,686)	(333,522)	(300,620)	(974,627)	(148,761)	(289,875)	175,122	(6,752,969)
Depreciations and impairment of non-financial assets	(1,271,767)	(97,219)	(71,390)	(89,467)	(13,693)	(6,065)	(42,129)	(1,591,730)
Other operating expenses	(2,608,148)	(987,738)	(385,749)	(396,015)	(271)	(75,184)	(22,739)	(4,475,844)
Operating income	(2,840,917)	(912,581)	6,354,378	(938,133)	609,091	451,437	326,939	3,050,214
Result from associates and joint ventures	-	-	-	1,924	-	3,923	(5,847)	-
Result before taxes	(2,840,917)	(912,581)	6,354,378	(936,209)	609,091	455,360	321,092	3,050,214
Income tax	772,247	327,870	(1,727,313)	162,388	(207,729)	(165,500)	263,859	(574,178)
Net income	(2,068,670)	(584,711)	4,627,065	(773,821)	401,362	289,860	584,951	2,476,036
Net income for the period attributable to owners of the parent company	(2,068,670)	(584,711)	4,627,065	(773,821)	401,362	289,860	583,327	2,474,412
Net income for the period attributable to non-controlling interest	-	-	-	-	-	-	1,624	1,624
Other comprehensive income	51,986	36,684	92,585	-	-	-	-	181,255
Other comprehensive income attributable to owners of the parent company	51,986	36,684	92,585	-	-	-	(186)	181,069
Other comprehensive income attributable to non-controlling interest	-	-	-	-	-	-	186	186
Comprehensive income for the period	(2,016,684)	(548,027)	4,719,650	(773,821)	401,362	289,860	584,951	2,657,291
Comprehensive income attributable to owners of the parent company	(2,016,684)	(548,027)	4,719,650	(773,821)	401,362	289,860	583,141	2,655,481
Comprehensive income attributable to non-controlling interests	-	-	-	-	-	-	1,810	1,810

GRUPO SUPERVIELLE S.A.
NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2020
Presented on comparative basis
(Expressed in thousands of pesos in homogeneous currency)

Assets by segments	Individuals and Businesses	Corporate Banking	Treasury	Consumer	Insurance	Adm. MF and other segments	Adjustments	Total as of 09.30.2020
Cash and due from banks	7,035,409	305,141	20,209,808	255,225	2,053	296,496	(134,012)	27,970,120
Debt securities at fair value through profit or loss	-	-	3,702,283	669,829	-	80,272	-	4,452,384
Loans and other financing	48,334,228	40,469,182	3,081,055	5,747,802	731,306	49,825	(222,304)	98,191,094
Other Assets	8,733,227	8,519,038	71,045,380	2,469,300	1,644,447	811,940	12,351,330	105,574,662
Total Assets	64,102,864	49,293,361	98,038,526	9,142,156	2,377,806	1,238,533	11,995,014	236,188,260

Liabilities by segments
Deposits	84,815,861	14,009,785	67,453,221	4,139,651	-	-	(159,400)	170,259,118
Financing received from the Argentine Central Bank and others financial institutions	14,372	-	7,615,468	170,518	-	51,411	(204,140)	7,647,629
Unsubordinated Negotiable obligations	21,456	12,000	4,195,569	-	-	3,893	-	4,232,918
Other liabilities	5,960,788	2,912,187	4,528,706	1,504,824	1,198,466	435,341	5,713,565	22,253,877
Total Liabilities	90,812,477	16,933,972	83,792,964	5,814,993	1,198,466	490,645	5,350,025	204,393,542

Result by segments	Individuals and Businesses	Corporate Banking	Treasury	Consumer	Insurance	Adm. MF and other segments	Adjustments	Total as of 09.30.2019
Interest income	20,726,818	13,079,538	3,378,742	4,837,583	-	239,025	(1,625,118)	40,636,588
Interest expenses	(8,242,500)	(3,260,000)	(21,171,320)	(3,136,410)	-	(190,750)	1,820,204	(34,180,776)
Distribution of results by Treasury	4,095,583	(5,208,773)	1,113,190	-	-	-	-	-
Net interest income	16,579,901	4,610,765	(16,679,388)	1,701,173	-	48,275	195,086	6,455,812
Services Fee Income	4,801,524	1,075,287	35,506	1,705,595	-	639,381	(249,662)	8,007,631
Services Fee Expenses	(1,270,827)	(105,783)	(57,516)	(602,074)	-	(36,243)	70,444	(2,001,999)
Income from insurance activities	-	-	-	-	928,294	-	214,005	1,142,299
Net Service Fee Income	3,530,697	969,504	(22,010)	1,103,521	928,294	603,138	34,787	7,147,931
Subtotal	20,110,598	5,580,269	(16,701,398)	2,804,694	928,294	651,413	229,873	13,603,743
Net income from financial instruments at fair value through profit or loss	11,055	-	21,247,827	268,409	300,040	23,236	165,956	22,016,523
Exchange rate difference on gold and foreign currency	1,267,904	151,127	(2,458,349)	6,790	-	28,155	(11,473)	(1,015,846)
NIFFI And Exchange Rate Differences	1,278,959	151,127	18,789,478	275,199	300,040	51,391	154,483	21,000,677
Other operating income	1,168,987	653,615	235,337	273,759	7,096	194,388	(64,881)	2,468,301
Result from exposure to changes in the purchasing power of the currency	(1,639,633)	(1,937,111)	(409,139)	(1,069,560)	(428,626)	(276,411)	120,967	(5,639,513)
Loan loss provisions	(3,136,775)	(3,205,565)	2,391	(1,715,224)	-	(13,413)	-	(8,068,586)
Net operating income	17,782,136	1,242,335	1,916,669	568,868	806,804	607,368	440,442	23,364,622
Personnel expenses	(9,182,653)	(931,275)	(568,264)	(1,061,482)	(158,801)	(333,568)	(136,671)	(12,372,714)
Administration expenses	(4,749,634)	(326,006)	(306,018)	(992,280)	(215,089)	(223,600)	48,099	(6,764,528)
Depreciations and impairment of non-financial assets	(1,125,801)	(121,971)	(108,174)	(98,075)	(7,872)	(5,996)	(41,860)	(1,509,749)
Other operating expenses	(2,799,682)	(1,382,581)	(439,609)	(613,764)	(1,500)	(136,904)	(9,986)	(5,384,026)
Operating income	(75,634)	(1,519,498)	494,604	(2,196,733)	423,542	(92,700)	300,024	(2,666,395)
Result from associates and joint ventures	-	-	-	4,332	-	-	(4,332)	-
Result before taxes from continuing operations	(75,634)	(1,519,498)	494,604	(2,192,401)	423,542	(92,700)	295,692	(2,666,395)
Income tax	21,544	13,357	11,221	431,711	(201,798)	(60,743)	(506,615)	(291,323)
Net income	(54,090)	(1,506,141)	505,825	(1,760,690)	221,744	(153,443)	(210,923)	(2,957,718)
Net income for the period attributable to owners of the parent company	(54,090)	(1,506,141)	505,825	(1,760,690)	221,744	(153,443)	(208,270)	(2,955,065)
Net income for the period attributable to non-controlling interest	-	-	-	-	-	-	(2,653)	(2,653)
Other comprehensive income	(1,131)	(780)	(1,917)	-	(82)	-	1,112	(2,798)
Other comprehensive income attributable to owners of the parent company	(1,131)	(780)	(1,917)	-	(82)	-	1,116	(2,794)
Other comprehensive income attributable to non-controlling interest	-	-	-	-	-	-	(4)	(4)
Comprehensive income for the period	(55,221)	(1,506,921)	503,908	(1,760,690)	221,662	(153,443)	(209,811)	(2,960,516)
Comprehensive income attributable to owners of the parent company	(55,221)	(1,506,921)	503,908	(1,760,690)	221,662	(153,443)	(207,154)	(2,957,859)
Comprehensive income attributable to non-controlling interests	-	-	-	-	-	-	(2,657)	(2,657)

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Assets by segments	Individuals and Businesses	Corporate Banking	Treasury	Consumer	Insurance	Adm. MF and other segments	Adjustments	Total as of 12.31.2019
Cash and due from banks	9,405,973	1,250,911	20,630,775	392,725	4,139	2,960,579	(2,357,051)	32,288,051
Debt securities at fair value through profit or loss	-	-	381,915	113,438	-	199,860	-	695,213
Loans and other financing	51,154,872	47,049,466	4,554,310	7,094,828	555,165	37,599	(1,731,728)	108,714,512
Other Assets	2,889,219	1,437,588	22,096,131	3,316,547	1,334,591	658,650	9,299,599	41,032,325
Total Assets	63,450,064	49,737,965	47,663,131	10,917,538	1,893,895	3,856,688	5,210,820	182,730,101

Liabilities by segments

Deposits	77,548,433	13,008,138	19,170,716	1,993,792	-	-	(2,873,988)	108,847,091
Financing received from the Argentine Central Bank and others financial institutions	15,415	-	11,004,447	1,161,456	-	56,277	(1,210,078)	11,027,517
Unsubordinated Negotiable obligations	132,691	93,634	7,197,731	-	-	19,025	-	7,443,081
Other liabilities	5,703,291	1,685,267	5,323,835	3,869,688	926,932	3,159,588	5,139,673	25,808,274
Total Liabilities	83,399,830	14,787,039	42,696,729	7,024,936	926,932	3,234,890	1,055,607	153,125,963

3.	FAIR VALUES

Fair value is defined as the amount by which an asset may be exchanged or a liability may be settled, in an arm’s length orderly transaction between knowledgeable principal market participants (or more advantageous) at the date of measurement of the current market conditions regardless of whether such price is directly observable or estimated utilizing a valuation technique under the assumption that the Group is a going concern.

When a financial instrument is sold in a liquid and active market, its settled price in the market in a real transaction provides the best evidence of its fair value. When a stipulated price is not settled in the market or when it cannot be an indicator of a fair value of the instrument, in order to determine such fair value, another similar instrument’s fair value may be used, as well as the analysis of discounted flows or other applicable techniques. Such techniques are significantly allocated by the assumptions used.

The Group classifies the fair values of the financial instruments into 3 levels, according to the quality of the data used for their determination.

Fair Value level 1: The fair value of financial instruments traded in active markets (such as publicly-traded derivatives, debt securities or available for sale) is based on market quoted prices as of the date of the reporting period. If the quote price is available and there is an active market for the instrument, it will be included in Level 1.

Fair Value level 2: The fair value of financial instruments which are not traded in active markets, such as over-the-counter derivatives, is determined using valuation techniques that maximize the use of observable market data and rely the least possible on the Group’s specific estimates. If all significant inputs required to fair value a financial instrument are observable, such instrument is included in level 2.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Fair Value level 3: If one or more significant inputs are not based on observable market data, the instrument is included in level 3.

The portfolio of financial instruments held by the Group is detailed below, as of September 30, 2020 and December 31, 2019:

Instrument portfolio as of 09/30/2020	FV level 1	FV level 2	FV level 3
Assets
- Debt securities at fair value through profit or loss	4,048,772	403,612	-
- Derivatives	112,088	-	-
- Other financial assets	6,052,041	-	-
- Other debt securities	1,207,134	43,532,739	-
- Financial assets in guarantee	4,952,183	-	-
- Investments in Equity Instruments	78,641	8,928	-
Total Assets	16,450,859	43,945,279	-
Liabilities
- Liabilities at fair value through profit or loss	189,074	-	-
- Other financial liabilities	7,624,087	-	-
Total Liabilities	7,813,161	-	-

Instrument portfolio as of 12/31/2019	FV level 1	FV level 2	FV level 3
Assets
- Debt securities at fair value through profit or loss	497,153	193,571	4,489
- Derivatives	315,000	-	-
- Other financial assets	1,347,049	-	-
- Other debt securities	8,769,544	-	-
- Financial assets in guarantee	6,022,164	-	-
- Investments in Equity Instruments	7,088	10,740	-
Total Assets	16,957,998	204,311	4,489
Liabilities
- Liabilities at fair value through profit or loss	231,803	-	-
- Other financial liabilities	7,333,343	-	-
Total Liabilities	7,565,146	-	-

Under IFRS, the estimated residual value of an instrument at inception is generally the transaction price. In the event that the transaction price differs from the determined fair value, the difference will be recognized in the income statement proportionally for the duration of the instrument. As of September 30, 2020, there have been no differences regarding the transaction price.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Fair Value of Other Financial Instruments

The following chart includes a comparison between the fair value and the accounting value of financial instruments not recorded at fair value as of September 30, 2020 and December 31, 2019:

Other Financial Instruments as of 09/30/2020	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
-Cash and due from Banks	27,970,120	27,970,120	27,970,120	-	-
-Other financial assets	583,196	583,196	583,196	-
-Loans and other financing	98,191,094	102,043,862	-	-	102,043,862
- Repo transactions	22,059,850	22,059,850	22,059,850
- Other Debt Securities	6,392,008	6,306,881	6,306,881	-	-
-Financial assets in as guarantee	213,732	213,732	213,732	-	-
	155,410,000	159,177,641	57,133,779	-	102,043,862
Financial Liabilities
-Deposits	170,259,118	173,217,091	-	-	173,217,091
- Other financial liabilities	731,565	731,565	731,565	-	-
-Financing received from the BCRA and other financial institutions	7,647,629	7,533,147	-	-	7,533,147
- Unsubordinated Negotiable obligations	4,232,918	4,229,026	4,229,026	-	-
- Subordinated Negotiable Obligations	1,050,485	1,113,247	1,113,247	-	-
	183,921,715	186,824,076	6,073,838	-	180,750,238

Other Financial Instruments as of 12/31/2019	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
-Cash and due from Banks	32,288,051	32,288,051	32,288,051	-	-
-Other financial assets	1,217,185	1,217,184	1,217,184	-
-Loans and other financing	108,714,512	113,150,527	-	-	113,150,527
- Other Debt Securities	4,280,581	4,381,820	4,381,820	-	-
-Financial assets in as guarantee	500,362	500,362	500,362	-	-
	147,000,691	151,537,944	38,387,417	-	113,150,527
Financial Liabilities
-Deposits	108,847,091	108,849,095	-	-	108,849,095
-Other financial liabilities	3,815,238	3,815,238	3,815,238	-	-
-Repo transactions	391,101	391,101	391,101	-	-
-Finances received from the BCRA and other financial institutions	11,027,517	10,734,614	-	-	10,734,614
- Unsubordinated Negotiable obligations	7,443,081	7,443,081	7,443,081	-	-
- Subordinated Negotiable Obligations	2,592,387	2,895,939	2,895,939	-	-
	134,116,415	134,129,068	14,545,359	-	119,583,709

4.	RELATED PARTY TRANSACTIONS

Related parties are considered to be all those entities that directly, or indirectly through other entities, control over another, are under the same control or may exercise significant influence over the financial or operational decisions of another entity.

The Group controls another entity when it has power over the financial and operating decisions of other entities and in turn obtains benefits from it. On the other hand, the Group considers that it has joint control when there is an agreement between the parties regarding the control of a common economic activity.

Finally, those cases in which the Group has significant influence is due to the power to influence the financial and operating decisions of another entity but not being able to exercise control over them. For the determination of such situations, not only the legal aspects are observed but also the nature and substance of the relationship.

Additionally, related parties are considered to be the key personnel of the Group's Management (members of the Board and managers of the Group and its subsidiaries), as well as the entities over which key personnel may exercise significant influence or control.

Controlling Entity

Mr. Julio Patricio Supervielle is the main shareholder of the Groups, with registered address on Bartolomé Mitre 434, 5th floor, Autonomous City of Buenos Aires. Julio Patricio Supervielle´s interest in the capital and votes of the Group as of September 30, 2020 and December 31, 2019 amounts to the 35.12% and 57.89%, respectively.

Related party transactions

The financing, including the ones that were restructured, were granted in the normal course of business and in substantially the same terms, including interest rates and guarantees, as those in force at the time to grant credit to unrelated parties. Likewise, they did not imply a higher than normal risk of bad debt or presented other types of unfavorable conditions.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

5.	COMPOSITION OF THE MAIN ITEMS OF THE CONSOLIDATED COMPREHENSIVE INCOME

	09/30/2019	12/31/2019
5.1 Debt securities at fair value through profit or loss
Goverment securities	3,732,962	690,727
Corporate securities	290,909	4,486
Securities issued by the Argentine Central Bank	428,513	-
	4,452,384	695,213
5.2 Derivatives
Debtor balances related to forward operations in foreign currency to be settled in pesos	111,499	315,000
Debtor balances related to forward operations in foreign currency	589	-
	112,088	315,000
5.3 Other financial assets
Participation Certificates in Financial Trusts	36,985	37,411
Investments in Mutual Funds	1,807,825	671,659
Other investments	637,455	470,346
Receivable from spot sales peading settlament	3,325,956	169,481
Several debtors	668,432	708,367
Miscellaneous debtors for credit card operations	123,621	463,637
Debtors for collections	34,963	43,333
	6,635,237	2,564,234
5.4 Loans and other financing
To the non-financial public sector	116,977	35,307
To the financial sector	16,893	78,903
Overdrafts	3,397,668	6,846,111
Promisory notes	28,026,253	23,994,184
Mortgage loans	9,338,057	9,681,634
Automobile and other secured loans	1,424,259	1,491,846
Personal loans	18,662,826	19,927,265
Credit cards loans	15,182,125	15,840,543
Foreign trade Loans	11,911,525	22,196,342
Receivables from financial leases	2,705,219	3,896,966
Others	7,409,292	4,725,411
	98,191,094	108,714,512
5.5 Other debt securities
Goverment securities	7,595,733	4,269,466
Securities issued by the Argentine Central Bank	43,532,739	8,769,584
Others	3,409	11,075
	51,131,881	13,050,125
5.6 Financial assets in guarantee
Special guarantees accounts in the Argentine Central Bank	3,089,511	2,593,419
Deposits in guarantee	2,076,404	3,929,107
	5,165,915	6,522,526

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	09/30/2019	12/31/2019
5.7 Other non-financial assets
Other Miscellaneous assets	1,594,347	1,010,282
Loans to employees	194,851	322,747
Payments in advance	406,470	16,594
Works of art and collector's pieces	29,052	42,246
Retirement insurance	129,358	184,865
Other non-financial assets	41,487	6,116
	2,395,565	1,582,850

5.8 Inventories
Technology, image and audio	51,367	26,601
Household and personal use items	10,934	9,458
Tools and accessories	297	19,871
Allowances for impairment	(1,760)	(1,566)
	60,838	54,364

5.9 Deposits
Non-financial sector	8,114,000	6,689,417
Financial sector	13,574	34,361
Current accounts	18,318,641	13,311,508
Savings accounts	62,411,407	48,906,194
Time deposits and investments accounts	78,275,920	36,341,042
Others	3,125,576	3,564,569
	170,259,118	108,847,091
5.10 Liabilities at fair value through profit and loss
Liabilities for transactions in local currency	189,074	231,803
	189,074	231,803
5.11 Other financial liabilities
Amounts payable for spot transactions pending settlement	3,325,832	2,682,795
Collections and other operations on behalf of third parties	3,847,964	6,389,118
Fees accrued to pay	1,296	329
Financial guarantee contracts	15,663	18,671
Liabilities associated with the transfer of financial assets not derecognised	57,921	872,136
Lease liability	1,097,510	1,157,328
Others	9,466	28,204
	8,355,652	11,148,581
5.12 Financing received from the Argentine Central Bank and other financial institutions
Financing received from local financial institutions	704,681	1,148,459
Financing received from international institutions	6,942,948	9,879,058
	7,647,629	11,027,517
5.13 Provisions
Provisions for unutilized balances	373,425	-
Restructuring Provision	-	611,450
Eventual commitments	14,631	449
Other contingencies	361,022	197,610
	749,078	809,509

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	09/30/2019	12/31/2019
5.14 Other non-financial liabilities
Payroll and social securities	5,231,764	4,867,056
Sundry creditors	2,982,033	2,889,057
Tax payable	1,582,642	265,045
Planned payment orders pending settlement	602,226	1,679,422
Revenue from contracts with customers	163,260	267,184
Contribution to the deposit guarantee fund	72,673	81,275
Other	4,233	7,958
	10,638,831	10,056,997

	Nine-month period ended on		Three-month period ended on
	09/30/2020	09/30/2019	09/30/2020	09/30/2019
5.15 Interest income
Interest on overdrafts	2,029,493	4,356,081	431,380	1,611,740
Interest on promissory notes	4,157,630	5,531,351	1,574,615	1,943,619
Interest on personal loans	9,637,137	12,217,606	3,091,836	3,765,524
Interest on promissory notes	4,107,788	5,212,621	1,030,881	1,509,289
Interest on credit card loans	2,665,135	4,613,713	949,067	1,338,906
Interest on mortgage loans	2,535,368	3,217,052	742,297	944,717
Interest on automobile and other secured loan	479,247	647,904	149,524	216,807
Interest on foreign trade loans and USD loans	1,065,296	1,699,636	313,661	562,501
Interest on financial leases	479,809	1,128,618	141,671	317,931
Interest on public and private securities measured at amortized cost	14,928,657	811,127	5,715,115	(101,323)
Others	1,340,895	1,200,879	726,960	1,110,618
	43,426,455	40,636,588	14,867,007	13,220,329

5.16 Interest expenses
Interest on current accounts deposits	2,880,278	6,447,740	884,355	1,738,617
Interest on time deposits	13,383,132	19,073,280	5,147,522	6,795,058
Interest on other liabilities from financial transactions	1,755,086	7,474,076	383,691	2,275,938
Interest from financing from financial sector	78,884	277,374	15,660	88,486
Others	241,991	908,306	46,362	189,370
	18,339,371	34,180,776	6,477,590	11,087,469

5.17 Net income from financial instruments at fair value through profit or loss
Income from corporate and government securities	1,944,577	(193,460)	998,789	(1,424,502)
Income from securities issued by the Argentine Central Bank	92,720	21,438,550	44,515	6,962,255
Derivatives	80,317	771,433	24,521	763,273
	2,117,614	22,016,523	1,067,825	6,301,026

5.18 Result from assets withdrawals rated at amortized cost
Result from withdrawl or sale of government securities	240,862	-	169,173	-
Result from exposure to changes in the purchasing power of the currency on government securities	(6,794,767)	-	(4,378,103)	-
	(6,553,905)	-	(4,208,930)	-

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	Nine-month period ended on		Three-month period ended on
	09/30/2020	09/30/2019	09/30/2020	09/30/2019
5.19 Service fee income
Commissions from deposit accounts	3,256,720	3,283,258	1,001,716	1,076,791
Commissions from credit and debit cards	2,263,116	2,627,216	740,998	922,013
Commissions from loans operations	130,904	298,065	22,530	91,396
Commissions from miscellaneous operations	2,007,989	1,664,946	754,531	492,242
Others	89,139	134,146	35,331	38,033
	7,747,868	8,007,631	2,555,106	2,620,475
5.20 Service fee expenses
Commissions paid	2,244,864	1,921,773	790,528	731,274
Export and foreign currency operations	41,192	80,226	24,046	26,161
	2,286,056	2,001,999	814,574	757,435
5.21 Other operating incomes
Loans recovered and allowances reversed	431,199	449,385	132,906	160,038
Insurance commissions	44,123	35,080	10,380	12,396
Rental from safety boxes	246,751	267,059	98,987	91,300
Commissions from trust services	8,069	32,249	980	14,503
Returns of risk funds	1,030,907	184,031	301,705	19,720
Sales of property, plant and equipment	8,321	9,557	1,537	1,475
Miscellaneous credit adjustments	94,793	182,642	33,753	85,761
Default interests	175,911	418,488	14,068	94,938
Others	725,974	889,810	305,330	267,583
	2,766,048	2,468,301	899,646	747,714
5.22 Personnel expenses
Payroll and social securities	11,306,389	11,257,945	3,917,970	3,406,633
Personnel expenses	912,922	1,114,769	248,913	361,488
	12,219,311	12,372,714	4,166,883	3,768,121
5.23 Administration expenses
Directors´ and statutory auditors´fees	222,821	263,872	76,805	77,528
Other fees	1,991,176	927,361	645,218	282,144
Advertising and publicity	430,688	505,245	166,848	164,904
Taxes	1,211,788	1,277,861	421,556	376,269
Maintenance, security and services	2,175,383	1,560,843	727,346	514,065
Rent	51,600	50,947	11,035	8,514
Others	669,513	2,178,399	183,668	775,277
	6,752,969	6,764,528	2,232,476	2,198,701

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	Nine-month period ended on		Three-month period ended on
	09/30/2020	09/30/2019	09/30/2020	09/30/2019
5.24 Depreciation and impairment of non-financial assets
Depreciation of property, plant and equipment (Schedule F)	345,785	363,981	118,732	93,142
Depreciation of miscellaneous assets	171,210	162,246	56,359	69,268
Amortization of intangible assets (Schedule G)	546,342	395,743	199,026	141,658
Depreciation of rent asstes by right of use (Schedule F)	528,393	512,835	174,402	173,664
Impairment of property, plant and equipment	-	74,944	-	74,944
	1,591,730	1,509,749	548,519	552,676
5.25 Other operating expenses
Promotions related with credit cards	324,518	474,298	99,110	169,706
Turnover tax	2,681,651	3,541,104	861,070	1,155,867
Result by initial recognition of loans	121,574	187,222	50,610	40,474
Charges paid to National Social Security Administration (ANSES)	174,274	193,579	87,026	67,441
Operationaal losses	38,542	50,431	16,176	7,005
Balance adjustments loans and credit cards	72,724	114,658	16,644	27,921
Interests for leases liabilities	131,276	153,835	42,622	13,402
Coverage services	8,977	18,716	1,929	7,646
Contributions made to deposit insurance fund	188,429	230,966	79,333	74,032
Others	733,879	419,217	208,077	217,837
	4,475,844	5,384,026	1,462,597	1,781,331

6.	DIVIDENDS

On April 28, 2020, the Shareholders’ General Meeting approved the following distribution of retained earnings for the year ended on December 31, 2019:

*       Dividend distribution (466,711)

*       Other reserve: 4,759,020

7.	INSURANCE

The composition of “Income from insurance activities” as of September 30, 2020 and 2019, is as follows:

	Nine-month period ended on		Three-month period ended on
Item	09/30/2020	09/30/2019	09/30/2020	09/30/2019
Accrued premiums	1,578,225	1,887,143	534,292	779,888
Accrued losses	(182,302)	(253,724)	(80,182)	(173,021)
Production expenses	(283,267)	(491,120)	(127,068)	(186,746)
Total	1,112,656	1,142,299	327,042	420,121

8.	MUTUAL FUNDS

As of September 30, 2020 and December 31, 2019, Banco Supervielle S.A. is the depository of the Mutual Funds managed by Supervielle Asset Management S.A. In accordance with CNV General Resolution No. 622/13, below are the portfolio, net worth and number of units of the Mutual Funds mentioned earlier.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	Portfolio		Net Worth		Number of Units
Mutual Fund	09/30/2020	12/31/2019	09/30/2020	12/31/2019	09/30/2020	12/31/2019
Premier Renta CP en Pesos	30,686,850	17,159,565	30,647,756	17,133,301	10,817,216,562	3,958,398,573
Premier Renta Plus en Pesos	146,299	133,476	144,569	131,095	11,293,520	10,250,999
Premier Renta Fija Ahorro	2,278,648	569,171	2,224,976	561,915	51,720,235	12,851,475
Premier Renta Fija Crecimiento	68,795	57,381	67,963	57,057	4,043,391	3,688,485
Premier Renta Variable	145,310	203,480	144,116	200,553	6,373,853	6,982,580
Premier Abierto Pymes	813,217	685,264	811,792	683,722	112,182,721	91,559,624
Premier Commodities	135,118	25,729	132,067	16,623	16,066,755	2,596,034
Premier Capital	231,635	157,825	230,999	157,409	48,602,745	36,057,519
Premier Inversión	982,213	165,532	981,758	165,447	2,354,092,132	442,160,447
Premier Balanceado	1,085,078	762,921	1,084,260	762,225	253,733,904	249,317,925
Premier Renta Mixta	2,515,722	162,958	2,151,138	162,825	793,133,355	76,562,093
Premier Renta Mixta en Dólares	107,244	159,236	106,334	158,650	2,160,917	2,815,589
Premier Performance Dólares	470,496	555,055	466,864	553,810	7,592,469	9,312,208
Premier Global USD	478,854	854,703	478,574	852,066	5,977,991	11,338,023

9.	ADDITIONAL INFORMATION REQUIRED BY THE BCRA

9.1.	DEPOSIT GUARANTEE INSURANCE SYSTEM

Law No. 24485 and Decree No. 540/95 established the creation of the Deposit Insurance System to cover the risk attached to bank deposits, in addition to the system of privileges and safeguards envisaged in the Financial Institutions Law.

Through Decree No. 1127/98 dated September 24, 1998, the National Executive Branch established the maximum coverage limit of the guarantee system, applicable to demand or time deposits, in pesos and/or foreign currency. Until February 28, 2019, such limit amounts to 450, pursuant to Communication “A” 5943. As from March 1, 2019, such limit amounted to 1,000 pursuant to Communication “A” 6654. As from May 1, 2020, the new limit amounts to $ 1,500, pursuant to Communication “A” 6973.

This regime does not include deposits made by other financial institutions (including time deposit certificates acquired through a secondary transaction), deposits made by persons directly or indirectly related to the entity, deposits of securities, acceptances or guarantees, and those set up after July 1, 1995 at an interest rate higher than that periodically set forth by the Argentine Central Bank on the basis of the daily survey carried out by that agency (*). Excluded from the regime are also the deposits whose ownership was acquired through endorsement and placements offering incentives additional to the interest rate. The system has been implemented through the creation of the so-called “Deposit Guarantee Fund" (F.G.D.), which is managed by the company Seguros de Depósitos S.A. (SEDESA) and whose shareholders are the Central Bank and the financial institutions in the proportion determined for each of them by that agency on the basis of contributions made to such fund.

(*) Enforced on January 20, 2019, pursuant to provision “A” 6435, such exclusions are as follows: Sight deposits with agreed-upon rates exceeding reference rates and term deposits and investments exceeding 1.3 times such rate. Reference rates are released on a regular basis by the Argentine Central Bank in accordance with a mobile average of the last five banking business days of passive rates that may arise for term deposits of up to 100 (or its equivalent in other currencies) from the survey to be carried out by said institution.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

9.2.	RESTRICTED ASSETS

As of September 30, 2020 and December 31, 2019 Grupo Supervielle’s following assets are restricted:

Detail	09/30/2020	12/31/2019
Other receivables from financial transactions
Special guarantee accounts in the Argentine Central Bank	3,089,511	2,593,441
	3,089,511	2,593,441

Miscellaneous Receivables
Trust guarantee deposits	218	3,800
Guarantee deposits for currency forward transactions	1,473,358	2,682,203
Guarantee deposits for credit cards transactions	391,976	317,600
Guarantee deposits for repo transactions	-	23,880
Other guarantee deposits	201,151	162,282
	2,066,703	3,189,765

9.3.	COMPLIANCE OF PROVISIONS ISSUED BY THE NATIONAL SECURITIES COMMISSION

Pursuant to General Ruling N° 629 issued by the National Securities Commission, supporting documentation of our accounting and administration operations for the financial years 2012, 2013, 2014, 2015, 2016, 2017, 2018, 2019 and until September 30, 2020, the accounting books since September 2012 up to date and all corporate books are safeguarded in the registered headquarters.

Any other documentation or book, older than the date specified above for each case, is safeguarded by the firm AdeA S.A., whose warehouse is located on Ruta Provincial N°36, Km 31,500, Bosques, Partido de Florencio Varela, Buenos Aires Province.

9.4.	ISSUANCE OF NEGOTIABLE OBLIGATIONS

Banco Supervielle S.A.

The following describes issuances in force as of September 30, 2020 and December 31, 2019:

								Book Value
Issuance date	Currency	Nro. of Class	Amount	Amortization	Term	Maturity date	Rate	09/30/2020	12/31/2019
02/09/17	$	A	4,150,140	50% on 2-9-2020 and 50% at maturity on 8-9-2020	42	08/09/2020	Floating Badlar of Private Banks + 4.50%. with a minimum 18% nominal annual	-	4,652,282
12/22/17	$	C	659,750	3 installments: 12-22-2020 33.33%. 06-22-2021 33.33%. and upon maturity 33.34%.	48	12/22/2021	Floating Badlar + 4.25%	665,004	815,874
02/14/18	$	E	1,607,667	3 equal and consecutive annual installments. 1° 02-14-21	60	02/14/2023	Floating Badlar of Private Banks + 4.05%	1,571,613	1,955,900
06/30/20	u$s	G	30,000,000	Quarterly: 12-22-20, 06-22-21, 06-30-21	12	06/30/2021	2% Nominal Annual	1,992,409	-
							Total	4,229,026	7,424,056

The following chart provides the main terms and conditions of issuances underway as of September 30, 2020 and December 31, 2019:

								Book Value
Issuance date	Currency	Nro. of Class	Amount	Amortization	Term	Maturity date	Rate	09/30/2020	12/31/2019
08/20/2013	US$	III	22,500	100% at mat,	84 Months	08/20/2020	7%	-	1,599,773
11/18/2014	US$	IV	13,441	100% at mat,	84 Months	11/18/2021	7%	1,050,485	992,614
Total								1,050,485	2,592,387

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Micro Lending S.A.U.: Program for the Issuance of Negotiable Obligations

The following is a detail of the issues in effect as of September30, 2020 and December 31, 2019:

Class	Issuance Date	Maturity Date	FV (in thousands)	Rate	09/30/2020	12/31/2019
Clase III	10/04/2017	10/05/2020	35,000	Floating BADLAR + 7,0%	3,892	19,025
Total					3,892	19,025

9.5.       FINANCIAL TRUSTS

The detail of the financial trusts in which The Entity acts as Trustee or as Trustee is summarized below:

As Trustee:

Banco Supervielle S.A.

Below is a detail of financial trusts:

Below is a detail of the Guarantee Management trust where the Bank acts as a trustee as of September 30, 2020:

Financial trust	Indenture executed on	Due of principal obligation	Original principal amount	Principal balance	Beneficiaries	Settlers
Fideicomiso de Administración Interconexión 500 KV ET Nueva San Juan - ET Rodeo Iglesia	09/12/2018	The Term of this Trust Fund Contract will be in force over 24 months as from 09/12/2018, or until the expiration of liabilities through Disbursements (Termination Date”). 30 days (thirty days) after the maturity of this Trust Agreement without the parties’ having agreed upon an Extension Commission, the Trustor of the trust account shall receive USD 6,000 (six thousand US Dollars) at the exchange rate in force in Banco Supervielle as a fine.	-	-	Those initially mentioned in Exhibit V (DISERVEL S.R.L., INGENIAS S.R.L, GEOTECNIA (INV. CALVENTE), NEWEN INGENIERIA S.A., INGICIAP S.A., MERCADOS ENERGETICOS, DISERVEL S.R.L.) and providers of works, goods and services included in the Project to be assigned by the Trustee with prior consent of the Trustor	Interconexion Electrica Rodeo S.A.

As of 09/30/2020, Banco Supervielle S.A. as Trustee, is undergoing a negotiation process for the Contract “Extension Commission”.

As Settler

Banco Supervielle S.A. (Supervielle Créditos Financial Trust)

On Febriary 29, 2020 the Fideicomiso Financiero Supervielle Créditos 97, whose trutee is TMF Trust Company (Argentina) S.A. was re-included in the Bank´s loan portfolio for an amount of 84,419,269, such trust fund did not conatin CP.

Cordial Compañía Financiera S.A. (Cordial Compañía Financiera Financial Trust)

Assets in Trust: Personal Loans

Trustee: Equity TMF Trust Company (Argentina) S.A.

			Securities issued
Financial Trust	Set-ip on	Initial Amount in Trust	Participation Certificates	Debt Securities
22	11/13/2019	571,560	102,300	469,260

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Micro Lending S.A.U. (Financial Trust Micro Lending)

The following are financial trusts where Micro Lending S.A.U acts as settler:

Financial		Securitized	Issued Securities
Trust	Set-up on	Amount	Type	Amount		Type	Amount		Type	Amount
III	06/08/2011	$39,779	VDF TV A	VN $	31,823	VDF B	VN $	6,364	CP	VN $	1,592
			Mat: 03/12/13			Vto: 11/12/13			Vto: 10/12/16
IV	09/01/2011	$40,652	VDF TV A	VN $	32,522	VDF B	VN $	6,504	CP	VN $	1,626
			Mat: 06/20/13			Vto: 10/20/13			Vto: 06/29/17

9.6.            RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF DIVIDENDS

Pursuant to regulations set by the Argentine Central Bank, 20% of the profits for the year, net of possible prior year adjustments, where applicable, are to be allocated to the Legal Reserve.

Pursuant to the amended text on distributions of dividends, financial entities shall comply with a series of requirements, as follows: i) They shall not be subject to the provisions of Sections 34 and 35 bis of the Financial Institutions Law; ii) No liquidity assistance loans shall have been granted to them; iii) they shall be in compliance with information regimes; iv) they shall not record shortfalls in the compiled minimum capital (without computing for such purposes the effects of the individual exemptions granted by the Superintendence of Financial and Foreign Exchange Institutions) or minimum cash, v) they shall have complied with additional capital margin when applicable.

The entities not facing any of these situations may distribute dividends in accordance with provisions set forth in said amended text, provided the entity´s liquidity or solvency is not jeopardized.

It is worth to be mentioned that pursuant to Communication “A” 6464 issued by the Argentine Central Bank, until March 31, 2020, financial entities, which, for the purpose of determining the distributable result, have not applied the additional on capital margins shall rely on previous authorization issued by the SEFyC.

On August 30, 2019 and with the purpose of stabilizing the exchange market, the Argentine Central Bank issued Communication “A” 6768, pursuant which financial entities shall rely on the previous authorization of Exchange and Financial Entities Superintendence before distributing its income. Over the course of such authorization process, the Comptroller Entity will assess, among other items, potential effects of the application of international accounting standards pursuant to Communication “A” 6430 (Paragraph 5.5 of IFRS 9 – Detriment of financial assets value) as well as the effects of the re-expression of financial statements pursuant to Communication “A” 6651.

On March 19, 2020 the Argentine Central Bank issued Communication “A” 6939 by means of which the suspension of income distribution of financial entities was made effective until June 30, 2020.

Later, on June 4, 2020, through Communication “A” 7035, the Argentine Central Bank postponed such suspension in the distribution of income until December 31, 2020.

9.7.            ACCOUNTS IDENTIFYING MINIMUM CASH INTEGRATION COMPLIANCE

As of September 30, 2020 and December 31, 2019, the minimum cash reserve was made up as folllows:

Item	09/30/2020	12/31/2019 (*)
Current accounts in the Argentine Central Bank	7,980,529	8,554,797
Sight accounts in the Argentine Central Bank	9,686,687	7,909,938
Special guarantee accounts in the Argentine Central Bank	2,903,279	1,975,535
Special accounts for previous credit payment	323,808	1,836
Total	20,894,303	18,442,106

(*) Historical values without inflation adjustment

It is worth mentioning that on those dates, the Group was in compliance with minimum cash integration requirements.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

10.	CONTRACT AS A FINANCIAL AGENT BY THE PROVINCE OF SAN LUIS

On January 17, 2017, Banco Supervielle S.A. received a communication from the Ministry of Public Treasury of the Province of San Luis giving notice of the termination of the Financial Agent Contract that Banco Supervielle has with the Province, effective as of February 28, 2017. The communication also states that, without prejudice to the exercise of the right to terminate the contract, the Province may continue to operate with the Bank until a new financial agent is selected.

Since February 2017, the Bank has continued rendering financial services to the Government of San Luis Province and its employees.

On June 7, 2018, the Province ratified said agreement over a 12-month period, thus regularizing the Bank´s role as exclusive payment agent, which has not been interrupted since 20 years ago. Such agreement has been renewed several times and according to the last renewal signed, it expires on November 30, 2020.

In January 2019, the government of San Luis Province disclosed the terms and conditions of the auction to be held by the Province for the new financial agent agreement. The Bank submitted its offer on March 15, 2019. Only two offers were submitted. On December 6, 2019, the Government of San Luis issued Decree N°8589 by means of which the auction was closed without assigning such financial agent agreement.

As of these financial statements, the Bank continues rendering financial services to the government of San Luis province and its employees.

11.	FINANCIAL RISK FACTORS

There have been no significant changes in policies related to the administration of risks the Group may be exposed to regarding financial statements as of December 31, 2019 and in Note1.2.

12.	INTERNATIONAL FINANCING PROGRAMS

In December 2017, Banco Interamericano de Desarrollo (BID) granted Banco Supervielle S.A. a loan (tranche A) for USD 40,000,000, USD 35,000,000 of which are settled over a three-year term and the remaining USD 5,000,000 over a five-year term. In June 2018, the Bank was granted a loan (tranche B) for USD 93,500,000, USD 40,000,000 are settled over a year term and the remaining USD 53,500,000 are settled over ywo years and a half.

In turn, in September 2019, the Entity was granted a senior non-guaranteed syndicated loan for USD 80,000,000 (eighty million US Dollars) at a three-year term and a Libor interest rate +3.40% by the FMO, the Dutch development bank, as organizer, and Proparco, a subsidiary of the French Development Agency. Such funds were immediately allocated among Small and Medium Size Companies Clients of our portfolio who run their businesses in regional exporting economies in different sectors.

It is worth to be mentioned that such agreement is subject to the compliance of certain financial covenants, certain “do and do not do” conditions as well as certain reporting requirements.

As of December 31, 2019, the Entity did not meet the non-performing loan ration nor the coverage. Therefore, on January 29, 2020, the Entity started the process to receive a waiver with BID, which was made effective on February 18, 2020. As a result of such waiver, BID waives its right to accelerate such debt resulting from the breach in non-performing loan ratios and coverage ratios over a period that started on October 1, 2019 and finished in December 31, 2019. Likewise, on April 16, 2020 and August 11, 2020 new exemptions were requested thus extending the agreed terms until December 31, 2020.

13.	IMPACT OF COVID-19 ON SOCIETY OPERATIONS

The Society operates in a complex economic context which main variables have been featured by strong volatility at a national and international level.

The pandemic outbreak in March 2020 produced by Covid-19 has had significant consequences globally. Most countries implemented a series of unprecedented restrictions. The different sanitary restricting measures produced, to a greater or lesser extent, an almost immediate impact on economies which witnessed the quick fall of production and activity indicators. Accordingly, most governments implemented fiscal aid packages to sustain part of the population’s income and reduce the risk of breaches in payment chains; thus, avoiding a financial and economic crisis as well as companies´ bankruptcies. Argentina was not the exception and the Government took action in the wake of the pandemic.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

The Argentine economy was in a recessive process and the pandemic outbreak in March 2020 turned the scenario even more complex. The country is expected to close 2020 with activity fall.

The following are the main local indicators:

•	GDP estimated fall (EMAE) as of August 2020 amounted to a 12.5%.

•	Accrued inflation between January 1, 2020 and September 30, 2020 amounted to a 22.3% (Consumer Price Index - CPI).

•	Between January 1, 2020 and September 30, 2020, the peso recorded a 21% depreciation against the USD, according to the Exchange rate released by Banco de la Nación Argentina.

•	The monetary authority implemented additional Exchange restrictions which, in turn, affected the foreign currency value in existing alternative markets for certain Exchange operations restricted in the official market.

These measures, aimed at restricting the access to the exchange market with the purpose of containing the demand of dollars, entail the Argentine Central Bank´s prior authorization request for certain operations; thus, the following operations impact for the society:

−	Payment of dividends and earnings to non-residents

−	Payment of financial loans granted to non-residents: those companies that register scheduled capital maturities between 10/15/2020 and 03/31/2021 shall submit a capital refinancing program of at least the 60%, with new external indebtedness and an average life of two years and shall be allowed to acquire only the equivalent to the 40% of agreed-upon capital commitments

−	Payment of debt securities issuance with public registration

−	Payment of indebtedness among residents in foreign currency

Additionally, the exchange regime mandated the registration and settlement of funds resulting from the following operations and concepts in local currency:

−	Exports of goods and services

−	Collection of prefinancings, advances and post-financing of exports of goods

−	Exports of services

−	Disposal of non-produced non-financial assets

−	Disposal of external assets

Such exchange restrictions, or those to be issued, might affect the Society's capacity to access the Mercado Único y Libre de Cambios (MULC) for the acquisition of necessary foreign currency to address financial obligations. Assets and liabilities in foreign currency as of September 30, 2020 have been estimated in accordance with MULC´s quotations in place.

Likewise, in October 2020, the Government launched a set of measures aimed at contributing with the development of exportable goods and promoting the local market and construction industry.

With the purpose of mitigating the economic isolation, the Argentine Central Bank issued the following set of pre-emptive measures:

•            Communication “A” 6937 reduced position restriction over the maximum position in liquidity bills of the Argentine Central Bank (LELIQ) with the purpose of making liquidity available and encouraging credit line provisions for Small and Medium Size Companies at a preferential rate (Not exceeding the 24% annually). Communication “A” 7054 modifies the standards on Minimum Cash” due to the authorization of financing lines at a 24% subsidized rate, which includes a special tranche for investments in national capital goods and another tranche with minimum requirements for companies that have not had access to banking loans. As from July 1, 2020, “Medium and Small Size Clients” are included in the item of “Decrease of minimum cash demand in average in pesos” provided such funds are allocated in the acquisition of machinery and equipment produced for national Small and Medium Size companies, among other modifications. As of these financial statements issuance, loans of 24% rates and 0% rates have been granted for 9.9 billion and 746 million respectively. As from October 16, 2020, through Communication “A” 7140, regulations on “Financing line for productive investments of Small and Medium Size companies were enforced.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

•            Communications “A” 6942 and “A” 6949, determined that the postponement of the maturity of loans granted by local financial institutions that would become effective on March 20 and April 12, and cancelled any punitive interest over unpaid balances in loans granted by financial entities. Communication “A” 7044 and “7107” extended maturities for loans granted by local financial entities until December 31, 2020 and unpaid installments are deferred until such loan’s life termination.

•            Communication “A” 6939 suspended, until June 30, 2020, the distribution of dividends for financial entities. Such measure was extended through Communication “A” 7035 until December 31, 2020.

•            Communication “A” 6945 established that, until June 30, 2020, any operation carried out through ATMs shall not be subject to any charge or commission. Communication “A” 7107 extended such term until December 31, 2020.

•            Communications “A” 6964 and 7095 automatically refinanced unpaid balances of credit card financing to be registered between April 1, 2020 and April 30, 2020 and between September 1, 2020 and September 30, 2020 respectively. Such balances have been refinanced over a year term with three-month grace period in 9 monthly equal and consecutive installments. Likewise, pursuant to Communication “A” 6993, the Argentine Central Bank established a zero-interest-rate financing policy, applicable only to eligible clients to be defined by AFIP in the future. Additionally, through Communication “A” 7082 opened the possibility of granting “Zero Culture Rate Loans” at 24 months under a 12-month grace period. Communication “A” 7111 extended delinquency days for 1, 2, and 3 situations over a 60-day term. Such measure is applicable until December 31, 2020.

•            Decree 312/2020, issued by the Argentine Central Bank, suspended the closing of bank accounts. Decree 544/2020, issued on June 19, 2020, extends until December 31, 2020 the suspension of the obligation of closing bank accounts and the application of disqualification pursuant to Article 1° of Law N° 25,730, as well as the application of fines included in such norm.

•            Communication “A” 6980 established that non-adjustable term deposits under ARS 1 million made up by individuals as from April 20, 2020, will entail a minimum rate of 70% of the LELIQ average auction. Communication “A” 7018 extended the scope of such measures over all term deposits regardless of their minimum amount. Later, Communication “A”7027 increased the minimum rate equivalent to 79% LELIQ average auction. And, as from August 1, 2020, an additional increase from such 79% to an 87% was set for term deposits of individuals exceeding the ARS 1 million.

The volatile and uncertain context remains as of the issuance of these financial statements.

The Society's Board monitors the evolution of variables that may affect its business; thus, defining the course of action and identifying any potential impact on its equity and financial situation. The Bank's financial statements must be read in virtue of said circumstances.

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE A – DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS, OTHER DEBT SECURITIES, EQUITY INSTRUMENTS

As of September, 30 2020 and December 31, 2019:

	HOLDING				POSITION
Item	Fair value	Level of fair value	Book value 09/30/2020	Book value 12/31/2019	Without options	Options	Final Position
DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
Argentine
Government Securities
Treasury Bill $ aj CER disc. Mat.02/26/21		1	780,931	-	509,513	-	509,513
Treasury Bill $ Aj CER 1,20% Mat. 03/18/22		1	392,838	-	472,750	-	472,750
Treasury Bill Nac. $ Badlar 08/05/21		1	574,954	-	291,016	-	291,016
Treasury Bill $ Aj CER 1,50% Mat.03/25/24		1	232,588	-	271,553	-	271,553
Treasury Bill $ Aj CER 1,40% Vto.03/25/23		1	221,699	-	226,882	-	226,882
Treasury Bill Pcia. BS.AS. $ Mat.01/29/21		2	181,805	-	214,612	-	214,612
Treasury Bonus $ Aj CER 1,30% Mat.09/20/22		1	166,356	-	195,881	-	195,881
T.D. Cdad de Bs As $ TV CL.22 Mat.03/29/2024		1	154,076	-	120,874	-	120,874
Treasury Bonus BONCER 2% $ 2026		1	116,214	-	118,095	-	118,095
Argentine Bonus U$S STEP UP 2030		1	111,615	-	105,765	-	105,765
Argentine National Bonus 2,5% $ 07/22/2021 (TC21)		1	4,859	18,330	4,859	-	4,859
Bocon – Consolidation Bonus $ 8 serie (PR15)		1	6,310	23,035	6,310	-	6,310
Others		1	788,716	535,927	788,716	-	788,716

Central Bank Bills
Liquidity Central Bank Bills Mat. 10/01/2020		1	220,000	-	220,000	-	220,000
Liquidity Central Bank Bills Mat. 10/08/2020		1	208,513	-	208,513	-	208,513

Corporate Securities
ON Ypf S.A Cl.5 $ Mat.01/24/21 CG		2	167,063	-	165,292	-	165,292
ON Pan American Energy $ 12 Mat.11/19/20 CG		2	54,744	-	104,790	-	104,790
Vcp Pyme Catalinas Coop.3 V04/12/20 $ CG		3	-	3,171	0	-	0
Others		1	69,103	114,750	69,103	-	69,103

Total Debt Securities at Fair value through profit or loss			4,452,384	695,213	4,094,524	-	4,094,524

OTHER DEBT SECURITIES
Measured at fair value through profit or loss
Argentine
Government Securities

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

	HOLDING				POSITION
Item	Fair value	Level of fair value	Book value 09/30/2020	Book value 12/31/2019	Without options	Options	Final Position
Treasury Bonus $ Aj CER 1,40% Mat.03/25/23		1	336,312	-	1,103,492	-	1,103,492
Treasury Bonus Nat. $ Aj. CER 08/05/21		1	268,763	-	501,258	-	501,258
Treasury Bonus $ Aj CER 1,20% Mat. 03/18/22		1	225,200	-	237,685	-	237,685

Treasury Bonus Nat. $ Badlar 08/05/21		1	218,069	-	202,858	-	202,858
Treasury Bonus $ Aj CER 1,30% Mat.09/20/22		1	115,948	-	102,122	-	102,122
Treasury Bill $ Mat.12/22/2020		1	29,539
Treasury Bonus $ Aj CER 1,50% Mat.03/25/24		1	13,271	-	27,016	-	27,016

Centrak Bank Bills
Liquidity Central Bank Bills Mat. 10/01/20		2	12,530,000	-	17,888,256	-	17,888,256
Liquidity Central Bank Bills Mat. 10/15/20		2	9,856,340	-	17,373,388	-	17,373,388
Liquidity Central Bank Bills Mat. 10/22/20		2	9,786,050	-	10,489,080	-	10,489,080
Liquidity Central Bank Bills Mat. 10/13/20		2	4,444,474	-	4,933,230	-	4,933,230
Liquidity Central Bank Bills Mat.10/06/20		2	3,979,284	-	2,857,126	-	2,857,126
Liquidity Central Bank Bills Mat. 10/20/20		2	2,206,357	-	1,674,611	-	1,674,611
Liquidity Central Bank Bills Mat. 10/27/20		2	730,234	-	1,308,983	-	1,308,983
Liquidity Central Bank Bills Mat. 01/08/20		2	-	6,647,442	-	-	-
Liquidity Central Bank Bills Mat. 01/03/20		2	-	1,122,658	-	-	-
Liquidity Central Bank Bills Mat. 01/03/20		2	-	664,351	-	-	-
Liquidity Central Bank Bills Mat.01/06/20		2	-	304,527	-	-	-
Liquidity Central Bank Bills Mat.01/02/20		2	-	30,526	-	-	-

Corporate Securities
Others		1	32	40	32	-	32

Measured at amortized cost
Argentine
Government Securities
National Treasury Bonus Tf Mat. 11/21/2020			4,639,278	3,778,931	4,377,440	-	4,377,440
Treasury Bonus $ Fixed rate 22% Mat.05/21/22			1,464,056	-	460,407	-	460,407
Argentine Sovereign Bond. $ Badlar+200 04/03/2022			247,692	-	241,509	-	241,509
Others			37,646	-	37,646	-	37,646

Corporate securities
Ohers			3,336	501,650	3,336	-	3,336

Total other debt securities			51,131,881	13,050,125	63,819,475	-	63,819,475

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

	HOLDING				POSITION
Item	Fair value	Level of fair value	Book value 09/30/2020	Book value 12/31/2019	Without options	Options	Final Position
EQUITY INSTRUMENTS
Measured at fair value through profit and loss
Argentine
Grupo Financiero Galicia SA		1	69,548	7,088	20,135	-	20,135
Pampa Energía S.A.		1	6,061	0	10,189	-	10,189
Loma Negra S.A.		1	1,892	0	1,332	-	1,332
Central Puerto S.A. Ord. 1 voto Esc		1	1,140	0	179	-	179
Otros

Measured at fair value with changes in OCI
Argentine
Ohers			8,928	10,740	8,928	-	8,928
Total equity instruments			87,569	17,828	40,763	-	40,763
Total			55,671,834	13,763,166	67,954,762	-	67,954,762

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING CREDIT ACCORDING TO STATUS AND COLLATERAL RECEIVED

As of September 30, 2020 and December 31, 2019 balances of loans and other financing are the following:

	09/30/2020	12/31/2019
COMMERCIAL PORTFOLIO

Normal situation	38,906,433	49,710,525
-With "A" Preferred Collateral and Counter-guarantees	2,120,582	1,503,004
-With "B" Preferred Collateral and Counter-guarantees	7,856,722	10,646,195
- Without Preferred Collateral nor Counter-guarantees	28,929,129	37,561,326

Subject to special monitoring
- Under Observation	1,448,214	297,520
-With "A" Preferred Collateral and Counter-guarantees	128,061	13,060
-With "B" Preferred Collateral and Counter-guarantees	1,093,565	168,304
- Without Preferred Collateral nor Counter-guarantees	226,588	116,156

With problems	167,687	122,229
-With "A" Preferred Collateral and Counter-guarantees	866	7,499
-With "B" Preferred Collateral and Counter-guarantees	134,751	46,132
- Without Preferred Collateral nor Counter-guarantees	32,070	68,598

High risk of insolvency	2,159,605	4,401,912
-With "A" Preferred Collateral and Counter-guarantees	-	23,117
-With "B" Preferred Collateral and Counter-guarantees	1,603,283	1,704,681
- Without Preferred Collateral nor Counter-guarantees	556,322	2,674,114

Uncollectible	14,912	26,086
-With "A" Preferred Collateral and Counter-guarantees	-	-
-With "B" Preferred Collateral and Counter-guarantees	1,638	1,897
- Without Preferred Collateral nor Counter-guarantees	13,274	24,189

TOTAL COMMERCIAL PORTFOLIO	42,696,851	54,558,272

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING CREDIT ACCORDING TO STATUS AND COLLATERAL RECEIVED

	09/30/2020	12/31/2019
CONSUMER AND HOUSING PORTFOLIO

Normal situation	61,501,504	55,797,379
-With "A" Preferred Collateral and Counter-guarantees	2,445,635	850,090
-With "B" Preferred Collateral and Counter-guarantees	6,534,240	7,568,767
- Without Preferred Collateral nor Counter-guarantees	52,521,629	47,378,522

Low Risk	389,712	2,001,895
-With "A" Preferred Collateral and Counter-guarantees	6,379	111,015
-With "B" Preferred Collateral and Counter-guarantees	18,976	243,779
- Without Preferred Collateral nor Counter-guarantees	364,357	1,647,101

Medium Risk	498,717	1,623,594
-With "A" Preferred Collateral and Counter-guarantees	11,565	57,224
-With "B" Preferred Collateral and Counter-guarantees	24,232	157,747
- Without Preferred Collateral nor Counter-guarantees	462,920	1,408,623

High Risk	1,050,115	2,065,906
-With "A" Preferred Collateral and Counter-guarantees	26,108	29,347
-With "B" Preferred Collateral and Counter-guarantees	85,792	118,460
- Without Preferred Collateral nor Counter-guarantees	938,215	1,918,099

Uncollectible	889,609	360,976
-With "A" Preferred Collateral and Counter-guarantees	24,656	6,102
-With "B" Preferred Collateral and Counter-guarantees	206,969	85,073
- Without Preferred Collateral nor Counter-guarantees	657,984	269,801

Uncollectible classified as such under regulatory requirements	-	2,347
-With "A" Preferred Collateral and Counter-guarantees	-	-
-With "B" Preferred Collateral and Counter-guarantees	-	-
- Without Preferred Collateral nor Counter-guarantees	-	2,347

TOTAL CONSUMER AND HOUSING PORTFOLIO	64,329,657	61,852,097
TOTAL GENERAL(1)	107,026,508	116,410,369

The preceding note includes the classification of loans using the debtor classification system of the Central Bank of the Argentine Republic (DCS). The forecasts and guarantees granted are not included.

(1)Conciliation with Statement of Financial Position:
Loans and other financing	98,191,094	108,714,512
Other debt securities	51,131,881	13,050,125
Computable items out of balance	(42,296,467)	(5,354,268)
plus allowances	8,295,771	7,170,484
plus IFRS adjusments non computable for DCS	528,790	531,948
less non deductible ítems for DCS	(4,424)	(6,619)
less Debt securities measured at amortized cost	(51,116,604)	(13,050,081)
Total	107,026,508	116,410,369

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE C – CONCENTRATION OF LOANS AND OTHER FINANCING

As of September 30, 2020 and December 31, 2019 the concentration of leans and other financing are the following:

	Loans and other financing
	09/30/2020		12/31/2019
Number of Clients	Balance	% over total portfolio	Balance	% over total portfolio
10 largest customers	11,974,797	11.2%	14,791,882	12.7%
50 following largest customers	16,875,383	15.8%	20,694,999	17.8%
100 following largest customers	9,635,963	9.0%	11,189,909	9.6%
Rest of customers	68,540,365	64.0%	69,733,579	59.9%
TOTAL	107,026,508	100.0%	116,410,369	100.0%

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE D – BREAKDOWN OF TOTAL LOANS AND OTHER FINANCING

As of September 30, 2020 the breakdown of leans and other financing are the following:

		Remaining terms for maturity
Item	Past due portfolio	1 month	3 months	6 months	12 months	24 months	Up to 24 months	Total
Non-financial Public Sector	-	96,976	4,181	6,472	13,558	27,797	-	148,984
Financial Sector	-	2,375	4,445	7,145	22,577	-	-	36,542
Non-financial private sector and residents abroad	17,568,769	64,115,349	21,901,951	27,700,811	47,263,483	41,041,009	91,483,517	311,074,889
TOTAL	17,568,769	64,214,700	21,910,577	27,714,428	47,299,618	41,068,806	91,483,517	311,260,415

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE F – PROPERTY, PLANT AND EQUIPMENT

Changes in property, plant and equipment as of September 30, 2020 and December 31, 2019, are as follows:

	At the				Depreciation				Net carrying
Item	beginning of the year	Useful life	Additions	Disposals	Accumulated	Disposals	Of the period	At the end of the period	09/30/2020	12/31/2019
Cost model
Furniture and facilities	1,322,355	10	117,768	(123,417)	(1,004,790)	40,358	(67,815)	(1,032,247)	284,459	317,565
Machinery and equipment	3,769,484	-	625,492	(399,106)	(3,274,201)		(204,250)	(3,478,451)	517,419	495,283
Vehicles	211,677	5	39,230	(23,485)	(90,761)	13,200	(29,234)	(106,795)	120,627	120,916
Right of Use of Leased Properties	1,838,960	50	598,984	(566,393)	(692,825)	477,174	(528,393)	(744,044)	1,127,507	1,146,135
Construction in progress	587,202	-	47,490	(103,037)	-	-	-	-	531,655	587,202
Revaluation model
Land and Buildings	2,334,147	50	685,196		(107,151)		(44,486)	(151,637)	2,867,706	2,226,996
Total	10,063,825	10	2,114,160	(1,215,438)	(5,169,728)	530,732	(874,178)	(5,513,174)	5,449,373	4,894,097

The movements in investment properties as of September 30, 2020 and December 31, 2019 are as follows:

	At the			Net carrying
Item	beginning of the year	Useful life	Disposals*	09/30/2020	12/31/2019
Measurement at fair value
Rent building	4,958,492	50	(672,385)	4,286,107	4,958,492
Total	4,958,492		(672,385)	4,286,107	4,958,492

*Related to transfers

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE G – INTANGIBLE ASSETS

Intangible assets of the Group as of September 30, 2020 are as follows:

					Depreciation				Net carrying
Item	At the beginning of the year	Useful life	Additions	Disposals	At the beginning of the year	Disposals	Of the period	At the end of the period	09/30/2020	12/31/2019
Measurement at cost
Goodwill	3,292,987	-	-	-	-	-	-	-	3,292,987	3,292,987
Brands	179,650	-	-	-	-	-	-	-	179,650	179,650
Other intangible assets	3,515,658	-	670,567	(15,167)	(1,641,200)	463	(546,342)	(2,187,079)	1,983,979	1,874,458
TOTAL	6,988,295	-	670,567	(15,167)	(1,641,200)	463	(546,342)	(2,187,079)	5,456,616	5,347,095

Depreciation for the year is included in the line "Depreciations and impairment of non-financial assets" in the statement of comprehensive income.

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE H – CONCENTRATION OF DEPOSITS

As of September 30, 2020 and December 31, 2019 the concentration of deposits are the following:

	Deposits
	09/30/2020		12/31/2019
Number of customers	Placement Balance	% over total portfolio	Placement Balance	% over total portfolio
10 largest customers	49,830,751	29.3%	14,569,414	13.4%
50 following largest customers	30,109,704	17.7%	14,335,311	13.2%
100 following largest customers	9,375,026	5.5%	7,348,131	6.8%
Rest of customers	80,943,637	47.5%	72,594,235	66.7%
TOTAL	170,259,118	100.0%	108,847,091	100.0%

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE I – BREAKDOWN OF FINANCIAL LIABILITIES FROM REMAINING TERMS

As of September 30, 2020:

	Remaining terms for maturity
Item	1 month	3 months	6 months	12 months	24 months	Up to 24 months	Total
Deposits
Non-financial public sector	6,782,745	1,417,035	1,074	-	-	-	8,200,854
Financial sector	13,574	-	-	-	-	-	13,574
Non-financial private sector and residents abroad	113,189,750	30,644,941	20,115,299	1,454,989	2,202	195	165,407,376
Liabilities at fair value through profit and loss	32,361	-	156,713	-	-	-	189,074
Repo operations	-	-	-	-	-	-	-
Other financial liabilities	6,720,950	189,512	177,113	338,619	434,802	487,488	8,348,484
Financing received from the Argentine Central Bank and other financial institutions	113,196	7,132,931	126,427	235,069	386,314	29,423	8,023,360
Negotiable Obligations issued	-	422,627	733,978	2,717,687	1,337,134	800,802	6,012,228
Subordinated negotiable obligations	-	36,632	-	36,034	1,060,500	-	1,133,166
TOTAL	126,852,576	39,843,678	21,310,604	4,782,398	3,220,952	1,317,908	197,328,116

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE L – ASSETS AND LIABILITIES IN FOREIGN CURRENCY

As of September 30, 2020 and December 31, 2019:

	As of September 30,	As of September 30, 2020 (per currency)				As of December 31,
Items	2020	Dollar	Euro	Real	Others	2019
ASSETS
Cash and Due from Banks	15,658,615	14,582,976	826,070	12,786	236,783	16,994,370
Debt securities at fair value through profit or loss	198,851	198,851	-	-	-	862,033
Derivatives	589	589	-	-	-
Other financial assets	738,067	737,972	95	-	-	1,408,163
Loans and other financing	17,685,342	17,683,411	1,452	-	479	26,271,222
Other Debt Securities	65	65	-	-	-	79
Financial assets in guarantee	586,109	586,109	-	-	-	5,506,964
Other non-financial assets	165,577	165,577				219,228
TOTAL ASSETS	35,033,215	33,955,550	827,617	12,786	237,262	51,262,059

LIABILITIES
Deposits	21,997,285	21,569,634	427,651	-	-	28,538,219
Non-financial public sector	815,999	815,869	130	-	-	2,655,329
Financial sector	380	380	-	-	-	11,082
Non-financial private sector and foreign residents	21,180,906	20,753,385	427,521	-	-	25,871,808
Other financial liabilities	2,718,390	2,586,196	125,026	11	7,157	5,003,785
Financing received from the Argentine Central Bank and other financial institutions	6,939,062	6,939,062	-	-	-	9,875,402
Negotiable obligations Issued	1,992,409	1,992,409	-	-	-	-
Subordinated negotiable obligations	1,050,485	1,050,485	-	-	-	2,592,387
Other non-financial liabilities	318,941	318,940	1	-	-	417,081
TOTAL LIABILITIES	35,016,572	34,456,726	552,678	11	7,157	46,426,874

NET POSITION	16,643	(501,176)	274,939	12,775	230,105	4,835,185

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE R – LOAN LOSS RISK PROVISIONS

The balance of loan loss risk provisions as of September 30, 2020 is presented below:

			ECL of remaining life of the financial asset
Items	Balances at the beginning of fiscal year	ECL of the following 12 months	FI significant credit risk increase	FI with credit impairment	FI with credit impairment either purchased or produced	Monetary inocme produced by provisions
Other financial assets	302,519	(1,179)	-	35,848	(61,457)	275,731
Loans and other financing	-	-	-	-	-	-
Other financial entities	14,772	(664)	-	-	(2,571)	11,537
Non-financial private sector and residents abroad	6,848,845	2,181,168	1,259,333	(500,184)	(1,784,212)	8,004,950
Overdrafts	1,804,167	239,841	238,142	(1,020,864)	(229,887)	1,031,399
Documents	445,038	269,818	7,739	(5,239)	(130,748)	586,608
Mortgages	564,114	1,564,080	27,574	(350,076)	(329,112)	1,476,580
Pledge loans	119,103	(691)	(5,894)	33,984	(26,702)	119,800
Personal Loans	1,010,566	80,339	(48,402)	346,163	(253,104)	1,135,562
Credit cards	661,753	(77,495)	136,016	76,245	(145,176)	651,343
Financial lease	169,890	44,204	102,265	(4,210)	(56,894)	255,255
Others	2,074,214	61,072	801,893	423,813	(612,589)	2,748,403
Other debt securities	4,348	(2)	-	-	(793)	3,553
TOTAL PROVISIONS	7,170,484	2,179,323	1,259,333	(464,336)	(1,849,033)	8,295,771

Separate Condensed Interim Financial Statements

For the nine-month period ended on

September  30, 2020, presented on comparative basis in homogeneous currency

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

As of September 30, 2020 and December 31, 2019

(Expressed in thousands of pesos in homogeneous currency)

	Notes and Schedules	09/30/2020	12/31/2019
ASSETS
Cash and due from banks	2, 4.1 and 9	72,888	146,132
Cash		4	2
Financial institutions and correspondents
Other local and foreign financial institutions		72,884	146,130
Other financial assets	2, 4.2, 7 and 9	640,257	883,058
Other debt securities	4.3, 9 and A	37,646	-
Current income tax assets	7	30,942	53,596
Investment in subsidiaries, associates and joint ventures	3 and 4.4	27,511,626	25,366,076
Property, plant and equipment	4.5 and F	2,305	2,930
Intangible Assets	4.6 and G	3,745,134	3,786,368
Other Non-financial assets	4.7 and 7	154,334	182,274
TOTAL ASSETS		32,195,132	30,420,434

LIABILITIES
Deferred income tax liabilities	7	119,846	517,693
Other Non-Financial Liabilities	4.8 and 7	305,933	322,158
TOTAL LIABILITIES		425,779	839,851

SHAREHOLDERS' EQUITY
Capital Stock		456,722	456,722
Capital adjustments		2,620,076	2,620,076
Paid in capital		29,890,007	29,890,007
Earnings Reserved		17,084,754	12,792,445
Retained earnings		(21,043,363)	(12,697,188)
Other comprehensive income		286,745	105,676
Net Income for the period		2,474,412	(3,587,155)
TOTAL SHAREHOLDERS' EQUITY		31,769,353	29,580,583
TOTAL NET LIABILITIES AND SHAREHOLDERS' EQUITY		32,195,132	30,420,434

The accompanying notes and schedules are an integral part of the separate condensed interim financial statements.

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

For the nine and three-month period ended on September 30, 2020 and 2019

(Expressed in thousands of pesos in homogeneous currency)

		Nine-month period ended on		Three-month period ended on
	Notes	09/30/2020	09/30/2019	09/30/2020	09/30/2019
Interest income	4.9	2,591	71,211	17	6
Interest expenses	4.10	(23,026)	(1,857)	5,867	-
Net interest income		(20,435)	69,354	5,884	6
Net income from financial instruments at fair value through profit or loss	4.11	183,333	288,513	27,237	63,437
Exchange rate difference on gold and foreign currency		78,529	(5,494)	2,097	2,933
NIFFI And Exchange Rate Differences		261,862	283,019	29,334	66,370
Subtotal		241,427	352,373	35,218	66,376
Other operating income	4.12	160,908	171,322	51,067	74,842
Result from exposure to changes in the purchasing power of the currency		(11,327)	104,008	(11,338)	(220,316)
Net operating income		391,008	627,703	74,947	(79,098)
Personnel expenses	4.13	90,616	136,671	31,341	32,135
Administration expenses	4.14	212,244	137,363	53,502	46,928
Depreciation and impairment of non-financial assets		41,859	41,859	13,953	13,953
Other operating expenses	4.15	17,701	21,789	2,561	8,162
Operating income		28,588	290,021	(26,410)	(180,276)
Profit of subsidiaries and associates	4.16	2,186,220	(2,768,635)	742,436	(2,044,921)
Income before taxes		2,214,808	(2,478,614)	716,026	(2,225,197)
Income tax		(259,604)	476,451	(143,588)	114,134
Net income of the period		2,474,412	(2,955,065)	859,614	(2,339,331)

The accompanying notes and schdules are an integral part of the separate condensed interim financial statements.

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

EARNING PER SHARE

For the nine and three-month period ended on September 30, 2020 and 2019

(Expressed in thousands of pesos in homogeneous currency)

	Nine-month period ended on		Three-month period ended on
Item	09/30/2020	09/30/2019	09/30/2020	09/30/2019
NUMERATOR
Net income for the period attributable to owners of the parent company	2,474,412	(2,955,065)	859,614	(2,339,331)
PLUS: Diluting events inherent to potential ordinary shares	-	-	-	-
Net income attributable to owners of the parent company adjusted by dilution	2,474,412	(2,955,065)	859,614	(2,339,331)

DENOMINATOR

Weighted average of ordinary shares	456,722	456,722	456,722	456,722
PLUS: Weighted average of number of ordinary shares issued with dilution effect.	-	-	-	-
Weighted average of number of ordinary shares issued of the period adjusted by dilution effect	456,722	456,722	456,722	456,722

Basic Income per share	5.42	(6.47)	1.88	(5.12)
Diluted Income per share	5.42	(6.47)	1.88	(5.12)

The accompanying notes and schdules are an integral part of the separate condensed interim financial statements.

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

For the nine and three-month period ended on September 30, 2020 and 2019

(Expressed in thousands of pesos in homogeneous currency)

	Nine-month period ended on		Three-month period ended on
	09/30/2020	09/30/2019	09/30/2020	09/30/2019
Net income from the period	2,474,412	(2,955,065)	859,614	(2,339,331)
Components of Other Comprehensive Income not to be reclassified to profit or loss
Income of the period from the participation of Other Comprehensive income of associates and joint ventures recorded through the utilization of the participation method	181,069	(3,906)	(98,961)	(1,309)
Total Other Comprehensive Income not to be reclassified to profit or loss	181,069	(3,906)	(98,961)	(1,309)
Components of Other Comprehensive Loss to be reclassified to profit or loss
Loss for the period from financial instrument at fair value through other comprehensive income	-	1,589	-	1,589
Income tax	-	(477)	-	(477)
Total Other Comprehensive Loss to be reclassified to profit or loss	-	1,112	-	1,112
Total Other Comprehensive Income	181,069	(2,794)	(98,961)	(197)
Total Comprehensive Income	2,655,481	(2,957,859)	760,653	(2,339,528)
Total comprehensive income attributable to parent company	2,655,481	(2,957,859)	760,653	(2,339,528)

The accompanying notes and schedules are an integral part of the separate condensed interim financial statements

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY

For the nine-month period ended on September 30, 2020 and 2019

(Expressed in thousands of pesos in homogeneous currency)

Item	Capital Stock (Note 8)	Capital Adjustments					Other comprehensive income
			Paid in capital	Legal reserve	Other reserves	Retained earnings	Revaluation of PPE	Earnings or los accrued by financial institutions at FV through profit and loss	Total shareholders´ equity
Re-expressed Balance at December 31, 2019	456,722	2,620,076	29,890,007	171,838	12,620,607	(16,284,343)	99,501	6,175	29,580,583
Distribution of retained earnings by the shareholders’ meeting on April 28, 2020:
Constitution of reserves	-	-	-	-	4,759,020	(4,759,020)	-	-	-
Dividend distribution	-	-	-	-	(466,711)	-	-	-	(466,711)
Net Income for the period	-	-	-	-	-	2,474,412	-	-	2,474,412
Other comprehensive income for the period	-	-	-	-	-	-		181,069	181,069
Balance at September 30, 2020	456,722	2,620,076	29,890,007	171,838	16,912,916	(18,568,951)	99,501	187,244	31,769,353

The accompanying notes and schedules are an integral part of the separate condensed interim financial statements.

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY

For the nine-month period ended on September 30, 2020 and 2019

(Expressed in thousands of pesos in homogeneous currency)

Item	Capital Stock (Note 8)	Capital Adjustments					Other comprehensive income
			Paid in capital	Legal reserve	Other reserves	Retained earnings	Revaluation of PPE	Earnings or los accrued by financial institutions at FV through profit and loss	Total shareholders´ equity
Re-expressed Balance at December 31, 2018	456,722	2,620,076	29,889,414	171,838	10,075,415	(8,971,401)	-	-	34,242,064
IFRS 9 Impact Adjustments	-	-	-	-	-	(610,593)	-	-	(610,593)
Balance at December 31, 2018	456,722	2,620,076	29,889,414	171,838	10,075,415	(9,581,994)	-	-	33,631,471
Other movements	-	-	593	-	-	-	-	-	593
Distribution of retained earnings by the shareholders’ meeting on April 26, 2019:
Constitution of reserves	-	-	-	-	2,545,192	(2,545,192)	-	-	-
Dividend distribution	-	-	-	-	-	(492,960)	-	-	(492,960)
Net Income for the period	-	-	-	-	-	(2,955,065)	-	-	(2,955,065)
Other comprehensive income for the period	-	-	-	-	-	-	-	(2,794)	(2,794)
Balance at September 30, 2019	456,722	2,620,076	29,890,007	171,838	12,620,607	(15,575,211)	-	(2,794)	30,181,245

The accompanying notes and schedules are an integral part of the separate condensed interim financial statements .

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF CASH FLOW

For the nine-month period ended on September 30, 2020 and 2019

(Expressed in thousands of pesos in homogeneous currency)

	09/30/2020	09/30/2019
CASH FLOW FROM OPERATING ACTIVITIES

Net income for the period before Income Tax	2,214,808	(2,478,614)

Adjustments to obtain flows from operating activities:
Results of associates and join ventures	(2,186,220)	2,768,635
Depreciation and impairment	41,859	41,859
Exchange rate difference on gold and foreign currency	(78,529)	5,494
Interests from loans and other financing	(2,591)	(71,211)
Interests from deposits and financing	23,026	1,857
Result from exposure to changes in the purchasing power of the currency	11,327	(104,008)
Net income from financial instruments at fair value through profit or loss	(183,333)	(288,513)

(Increases) / decreases from operating assets:
Other debt securities	(346,372)	(679,282)
Other assets	536,505	1,089,628

Increases / (decreases) from operating liabilities:
Other liabilities	(16,230)	(245,390)
Income Tax paid	(115,590)	(581,119)

TOTAL OPERATING ACTIVITIES (A)	(101,340)	(540,664)

CASH FLOW FROM INVESTING ACTIVITIES

Payments:
Purchase of PPE, intangible assests and other assets	-	(16,634)
Dividends paid	(466,711)	(492,960)
Purchase of investments in subsidiaries	-	(251,342)
Contributions made to subsidiaries	(157,528)	(869,913)

Collections:
Dividends collected	427,274	921,270

TOTAL INVESTING ACTIVITIES (B)	(196,965)	(709,579)

CASH FLOWS FROM FINANCING ACTIVITIES

Payments:
Changes in the ownership of subsidiaries that do not result in loss of control	-	596
Unsubordinated negotiable obligations	-	(54,574)

TOTAL FINANCING ACTIVITIES (C)	-	(53,978)

EFFECT OF CHANGES IN THE EXCHANGE RATE (D)	172,615	735,896

TOTAL CHANGES IN CASH FLOW
NET INCREASE IN CASH AND CASH EQUIVALENTS (A+B+C+D)	(125,690)	(568,325)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD (NOTE 9)	1,028,162	1,535,105
Result from exposure to changes in the purchasing power of the currency in cash and equivalents	(153,419)	(637,377)
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD (NOTE 9)	749,053	329,403

The accompanying notes and schedules are an integral part of the separate condensed interim financial statements

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of September 30, 2020 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

1.            BASIS OF PREPARATION OF THE UNAUDITED SEPARATE CONDENSED INTERIM FINANCIAL STATEMENTS

Grupo Supervielle S.A. (hereinafter, “the Group”), is a company whose main activity is the investment in other companies. Its main income is given by the distribution of dividends of such companies and the raising of earnings of other financial assets.

The main investment of the Company accounts for the stake in Banco Supervielle S.A., a financial entity governed pursuant to Law N° 21,526 of Financial Statements and subject to provisions issued by the Argentine Central Bank, in virtue of which the entity has adopted valuation and disclosure guidelines pursuant to provisions included in Title IV, chapter I, Section I, article 2 of the Amended Text 2013 issued by the National Securities Commissions.

The issuance of these Consolidated Condensed Interim Financial Statements as of the three-month period ended on September 30, 2020 was passed by the Board of the Company over the course of its meeting held on November 19, 2020.

1.1.	Preparation basis-

These condensed interim financial statements have been prepared pursuant to: (i) provisions set by Intenational Accounting Standards N° 34, “Interim Financial Information” (IAS 34) and (ii) the accouting information framework set by the Argentine Central Bank which is based on International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board and interpretations issued by the International Financial Reporting Standards Interpretation Committee with the following exceptions:

(i)            Temporary exception of IFRS 9 “Financial Instruments” application over debt instruments of the non-financial public sector,

(ii)            Temporary exception of the application of Section 5.5 (Value Impairment) for Group C entities, a category that includes Cordial Compañia Financiera S.A.. Therefore, provisions of the aforementioned entity are held under minimum provisions standards set by the Argentine Central Bank.

Pursuant to IAS 34, interim financial information shall include an explanation of events and transactions that have taken place as from the end of the last annual period being reported and are relevant for the understanding of changes in the financial situation, financial performance and cash flows of the Group with the purpose of relying on updated information as per the last financial statements of the fiscal year ended on December 31, 2019 ( hereinafter, “annual financial statements”). Given the aforementioned, these condensed interim financial statements do not include all the information to be required by complete financial statements prepared pursuant to International Financial Reporting Standards; hence, in virtue of a suitable understanding of the information included therein, such statements must be read jointly with annual financial statements.

The Group´s Board has concluded that these interim condensed financial statements reasonably express the financial position, financial performance and cash flows.

It is worth to be mentioned that interim condensed financial statements have been prepared by applying accounting policies and measurement criteria consistent with those applied by the Group for the preparation of annual financial statements, except for what has been set forth in Note 1.1.4.

The preparation of financial statements requires that the Group carries out calculations and evaluations that affect the amount of incomes and expenses recorded in the period. In this sense, calculations are aimed at the estimation of, for example, credit risk provisions, useful life of property, plant and equipment, impairments and amortizations, recoverable value of assets, income tax charges and the reasonable value of certain financial instruments. Future real results may defer from calculations and evaluations as of the date of these separate condensed interim financial statements preparation.

As of these financial statements issuance date, such statements are pending of transcription to Inventory and Balance Sheet Book.

1.1.1	Going concern

As of the date of these separate condensed interim Financial Statements there are no uncertainties with respect to events or conditions that may raise doubts regarding the possibility that the Group continues to operate normally as a going concern.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of September 30, 2020 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

1.1.2	Measuring unit

Figures included in these condensed interim financial statements are expressed in thousands of Argentine pesos, unless otherwise stated.

The Group´s interim condensed financial statements recognice changes in the currency purchasing power until August 31, 1995. As from such date, in virtue of existing economic stability conditions and pursuant to Communication “A” 2365 issued by the Argentine Central Bank, accounting measurements were not re-expressed until December 31, 2001. In virtue of Communication “A” 3702 issued by the Argentine Central Bank, the application of the method was resumed and became effective on January 1, 2002. Previous accouting measurements were considered to be expressed in the currency as of December 31, 2001.

Pursuant to Communication “A” 3921 issued by the Argentine Central Bank, in compliance with Decree 664/03 issued by the National Executive Power, the application of the re-expression of financial statements in homogeneous currency was interrupted as from March 1, 2003. Therefore, the Group applied said re-expression until February 28, 2003.

In turn, Law N° 27,468 (B.O. 04/12/2018) amended article 10° of Law N° 23,928 and its amendments, thus establishing that the abolition of all legal and regulating standards that set and authorize price indexing, monetary updating, cost changes or any other manner of re-increasing debts, taxes, prices or fees for goods, works or services does not include financial statements, regarding which the application of article 62 of the General Corporations Law N° 19,550 (T.O 1984) and its amendments shall prevail. Likewise, the aforementioned legal body set de abolition of Decree N° 1269/2002 dated on July 16, 2002 and its amendments and instructed the National Executive Power, through its controlling agencies, to set the date as from which said regulations became into effect in relation with financial statements to be submitted. Therefore, on February 22, 2019, the Argentine Central Bank issued Communication “A” 6651 which established that financial statements shall be prepared in a homogeneous currency as from January 1, 2020. Therefore, these condensed interim financial statements have been re-expressed as of September 30, 2020.

1.1.3	Comparative information

The information included in these condensed interim financial statements and in the aforementioned notes as of December 31, 2019 and September 30, 2019 is presented, exclusively with comparative purposes regarding the information as of September 30, 2020.

It is worth to be mentioned that, Communication “A” 6778, issued by the Argentine Central Bank, required the retroactive application of the impairment model set forth in section 5.5 of IFRS 9 with temporary withdrawal of non-financial public sector´s debt instruments and the re-expression of financial statements pursuant to IAS 29. In virtue of the aforementioned, the Group has applied the following:

(i)	Retroactive re-expression of figures included in the Financial Situation as of December 31, 2019 for the purpose of submitting such figures as if the new accounting policies had been in force since January 1, 2019, and

(ii)	Retroactive re-expression of figures included in the Income Statement, Other Comprehensive Income and Changes in the Shareholders’ Equity Statement as of September 30, 2019 for the purpose of submitting such figures as if the new accounting policies had been in force since January 1, 2019.

1.1.4	Changes in accounting policies and new accounting standards

With the approval of new IFRS, modifications or derogations of the standards in force, and once such changes are adopted through Adoption Bulletins issued by Federación Argentina de Consejos Profesionales en Ciencias Económicas (FACPCE), the Argentine Central Bank will determine the approval of such standards for financial entities. In general terms, no anticipated IFRS application shall be allowed unless upon adoption such anticipated measure is specified.

The following are changes that were made effective over the course of the quarter ended on September 30, 2020:

(a)	Impairment of financial assets

Pursuant to Communication “A” 6430 and 6847 Financial Entities shall start to apply provisions on Financial Assets Impairment included in paragraph 5.5 of IFRS 9 as from fiscal years starting on 1 January, 2020, except for Non-financial Public Sector´s debt securities, which shall be temporarily excluded from the scope of said provisions. Likewise, Communication “A” 6938 issued by the Argentine Central Bank set the postponement of the application of the section targeted to “B” group Companies until January 1, 2021,a category that includes Cordial Compañía Financiera S.A.; therefore, provisions of said Entity are held under the minimum provisions regulations set by the Argentine Central Bank. It is worth mentioning that through communications "A" 7108 and 7134, the Argentine Central Bank ordered the classification of financial entities into groups "A", "B" and "C", leaving Cordial Compañía Financiera classified as Group "C" as of October 1, 2020.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of September 30, 2020 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Upon the application of impairment model included in section 5.5 of IFRS 9, a decrease of about 344,8 million and 936,0 million would have been recorded in the shareholders ´equity as of September 30, 2020 and December 31, 2019 respectively.

(b)	Re-expression by inflation of financial statements

Pursuant to IAS 29 “Financial Information in hyperinflationary economies”, financial statements of an entity, whose functional currency accounts for that currency of a hyperinflationary economy shall be expressed in terms of a current measurement unit as of the reporting fiscal year closing date regardless of whether such statements are based on the historical cost method or a current cost method. To such ends, in general terms, such entity shall calculate the inflation recorded as from the acquisition date or revaluation date, when applicable, in non-monetary items. Such requirements also include the comparative information of financial statements.

With the purpose of stating whether an economy is classified as Hyperinflationary in accordance with IAS 29, the provision sets forth a series of factors to be considered, which includes an accrued inflation rate in three years close to or higher than the 100%. That is the reason why, pursuant to IAS 29, the Argentine economy must be considered as a high inflation economy as from July 1, 2018.

In short, pursuant to IFRS 29 re-expression mechanism, monetary assets and liabilities shall not be re-expressed since such assets and liabilities are expressed in a measurement unit in force as of the reported period closing. Assets and liabilities subject to adjustments tied to specific agreements, shall be adjusted pursuant to such agreements. Non-monetary items measured at current values at the end of the reported period, such as the realization net value or others, shall be re-expressed. The remaining non-monetary assets and liabilities shall be re-expressed in accordance with a general price index. The loss or earning of a net monetary position shall be included in the net income of the reported period in a separate item. It is worth to be mentioned that earnings or losses over the monetary position of instruments at fair value through profit and loss in OCI is included in Other Comprehensive Income of the period/fiscal year. Upon the sale of such instruments its result is reclassified in the line “Results from sale or withdrawal of financial instruments rated at amortized cost” in the net income of the period/fiscal year.

Pursuant to Communication “A” 6651, issued by the Argentine Central Bank on February 22, 2019, financial statements shall be prepared in a constant currency as from fiscal years starting on January 1, 2020. In this sense, Communication “A” 6849 issued by the Argentine Central Bank sets the re-expression frequency of the accounting information in a homogeneous currency on a monthly basis, and the index utilized to such ends accounts for the National Consumer Index drawn up by INDEC (basis month: December 2016) and for such items with previous initial date, IPIM issued by FACPCE is utilized, pursuant to Ruling JG 517/16. Likewise, transition date, in virtue of the retroactive application has been set on January 1, 2019.

(c)	Other Changes in the Accounting Framework set by the Argentine Central Bank

Pursuant to Communication “A” 6847, financial entities will be allowed to re-categorize, as from Januray 1,2020, instruments of the non-financial public sector rated at fair value through profit and loss and at fair value through profit and loss in OCI at an amortized cost criterion, while utilizing the accounting value of such date as addition value. As for instruments affected by this option, interest accrual and accessories shall be interrupted as long as the accounting value is above its fair value. Upon such measurement, the abovementioned financial instruments, at fair value as of September 30, 2020 there would be no significant impact on equity and results for the period.

1.2	Critical accounting policies and estimates

The accounting policies are consistent with those used in the financial statements as of December 31, 2019.

The preparation of financial statements requires the Entity to make estimates and evaluations that affect the amount of the assets and liabilities recorded, and the disclosure of contingencies, as well as the income and expenses recorded in the year. In this sense, estimates are made to calculate, for example, provisions for uncollectible, useful lives of property, plant and equipment, depreciation and amortization, the recoverable value of assets, the charge for income tax, , some labor positions and the contingency, labor, civil and commercial lawsuits. Actual future results may differ from the estimates and evaluations made at the date of preparation of these Separated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of September 30, 2020 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

2.	FAIR VALUES

Fair value is defined as the amount by which an asset may be exchanged or a liability may be settled, in an arm’s length orderly transaction between knowledgeable principal market participants (or more advantageous) at the date of measurement of the current market conditions regardless of whether such price is directly observable or estimated utilizing a valuation technique under the assumption that the Group is a going concern.

When a financial instrument is sold in a liquid and active market, its settled price in the market in a real transaction provides the best evidence of its fair value. When a stipulated price is not settled in the market or when it cannot be an indicator of a fair value of the instrument, in order to determine such fair value, another similar instrument’s fair value may be used, as well as the analysis of discounted flows or other applicable techniques. Such techniques are significantly allocated by the assumptions used.

The Group classifies the fair values of the financial instruments into 3 levels, according to the quality of the data used for their determination.

Fair Value level 1: The fair value of financial instruments traded in active markets (such as publicly-traded derivatives, debt securities or available for sale) is based on market quoted prices as of the date of the reporting period. If the quote price is available and there is an active market for the instrument, it will be included in Level 1.

Fair Value level 2: The fair value of financial instruments which are not traded in active markets, such as over-the-counter derivatives, is determined using valuation techniques that maximize the use of observable market data and rely the least possible on the Group’s specific estimates. If all significant inputs required to fair value a financial instrument are observable, such instrument is included in level 2.

Fair Value level 3: If one or more significant inputs are not based on observable market data, the instrument is included in level 3.

The portfolio of financial instruments held by the Group is detailed below, at the close of the period ended on September 30, 2020 and December 31, 2019:

Portfolio of instruments at 09/30/2020	FV Level 1	FV Level 2	FV Level 3
Assets
- Other debt securities	37,646	-	-
- Other financial assets	640,257	-	-
Total Assets	677,903	-	-

Portfolio of instruments at 12/31/2019	FV Level 1	FV Level 2	FV Level 3
Assets
- Other financial assets	883,058	-	-
Total Assets	883,058	-	-

Fair Value of Other Financial Instruments

The following chart includes a comparison between the fair value and the accounting value of financial instruments not recorded at fair value as of September 30, 2020 and December 31, 2019:

Other Financial Instruments as of 09/30/2020	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
-Cash and due from banks	72,888	72,888	72,888	-	-
Total Assests	72,888	72,888	72,888	-	-

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of September 30, 2020 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Other Financial Instruments as of 12/31/2019	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
-Cash and due from banks	146,132	146,132	146,132	-	-
Total Assests	146,132	146,132	146,132	-	-

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of September 30, 2020 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

3. INVESTMENT IN SUBSIDIARIES AND ASSOCIATES

					Issuers’ last Financial Statements
Subsidiary		Class	Market Value/Nominal	Number	Main Activity	Capital Stock	Shareholders’ equity	Book value at 09.30.2020	Book value at 12.31.2019
Banco Supervielle S.A.		Ord.	1	805,533,007	Commercial Bank	829,564	24,788,585	24,048,863	22,331,596
Cordial Compañía Financiera S.A.		Ord.	1	12,847,878	Financial Company	256,957	2,775,663	138,781	158,526
Sofital S.A.F.e.I.I.		Ord.	1	20,854,642	Financial operations and administration of securities	21,544	1,141,411	737,925	661,332
Tarjeta Automática S.A.		Ord.	1	397,091,618	Promotion, spreading, creation, purchase-sale, professional services and other activities related with the creation and functioning of credit, debit and similar cards for the acquisition of all type of goods, products, services, or other type, processing clients’ accounts, Clearing and/or compensation among clients, and/or adhered entities and/or admitted in the system,	453,819	256,373	224,325	355,801
Supervielle Asset Management S.A.		Ord.	1	1,336,915	Mutual Fund Management	1,407	285,423	271,152	216,746
Espacio Cordial de Servicios S.A.		Ord.	1.000	1,273	Trading of products and services	1,340	287,818	247,166	263,027
Supervielle Seguros S.A.		Ord.	1	1,393,391	Insurance company	14,667	1,186,785	1,099,918	918,498
FF Fintech SUPV I		-	-	655,000	Financial Trust	64,874	492	77,897	62,517
Micro Lending S.A.U.		Ord.	1	362,000,000	Financing investments	362,000	112,587	106,703	111,957
Invertir Online	InvertirOnline S.A.U	Ord.	100	2,400	Settlement and Clearing Agent	240	338,795	355,766	281.688
	InvertirOnline.Com Argentina S.A.U	Ord.	0,01	80,451,077	Representations	804	15,337
Supervielle Productores Asesores de Seguros S.A.		Ord.	1	30,095,000	Insurance Broker	31,599	19,238	20,507	116
Bolsillo Digital S.A.U		Ord.	1	48,100,000	Computer Services	48,100	46,501	46,501	37
Futuros del Sur S.A.		Ord.	1	50,560	Settlement and Clearing Agent	50,560	136,122	136,122	4,235
Total investments in subsidiaries, associates and joint ventures								27,511,626	25,366,076

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of September 30, 2020 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

4.	COMPOSITION OF THE MAIN ITEMS OF THE SEPARATE STATEMENT OF COMPREHENSIVE INCOME

	09/30/2020	12/31/2019
4.1 Cash and due from banks	4	2
Cash	72,884	146,130
Financial institutions and correspondents	72,888	146,132

4.2 Other financial assets
Mutual funds investments	638,519	372,761
Other investments	-	509,269
Miscellaneous Debtors	1,738	1,028
	640,257	883,058
4.3 Other debt securities
Public securities	37,646	-
	37,646	-
4.4 Investments in subsidiaries, associates and joint ventures
Banco Supervielle S.A.	24,048,863	22,331,596
Cordial Compañía Financiera S.A.	138,781	158,526
Sofital S.A.F. e I.I.	737,925	661,332
Tarjeta Automática S.A.	224,325	355,801
Supervielle Asset Management S.A.	271,152	216,746
Espacio Cordial de Servicios S.A.	247,166	263,027
Supervielle Seguros S.A.	1,099,918	918,498
FF Fintech SUPV I	77,897	62,517
Micro Lending S.A.U	106,703	111,957
Invertir Online S.A.U e invertir Online.com Argentina	355,766	281,688
Supervielle Broker de Seguros S.A.	20,507	116
Bolsillo Digital S.A.U.	46,501	37
Futuros del Sur S.A.	136,122	4,235
	27,511,626	25,366,076
4.5 Property, plant and equipment
Vehicles	2,305	2,930
	2,305	2,930
4.6 Intangible Assets
Goodwill – Businness combination	3,004,529	3,004,529
Relations with clients	536,434	566,053
Brand	179,650	179,650
Proprietary Software & Technology	24,521	36,136
	3,745,134	3,786,368
4.7 Other non-financial assets
Overdrafts to employees	2,309	2,638
Retirement insurance	123,879	179,636
Other non-financial assets	28,146	-
	154,334	182,274

4.8 Other non-financial liabilities
Compensation and social charges payable	30,628	27,921
Miscellaneous creditors	227,315	229,092
Provision for long-term incentive	47,990	61,526
Provision Board fees	-	3,619
	305,933	322,158

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of September 30, 2020 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	Nine-month period ended on		Three-month period ended on
	09/30/2020	09/30/2019	09/30/2020	09/30/2019
4.9 Interest income
Earned interests	2.591	17	17	6
Profit by government securities measure at amortized cost	-	71.194	-	-
	2.591	71.211	17	6

4.10 Interest expenses
Expenses from NO issuance	-	(2)	-	-
Lost interest from NO issuance	-	(34)	-	-
Profit by government securities measure at amortized cost	(23,026)	(1,821)	5,867	-
	(23,026)	(1,857)	5,867	-

4.11 Net from financial instruments at fair value through profit or loss
Interests from Time Deposits	43,224	65,305	-	55,309
Income from Holding – MF	86,092	134,824	-	-
Income from Holding –Government Securities	54,017	88,384	27,237	8,128
	183,333	288,513	27,237	63,437

4.12 Other operating income
Subsidiaries’ advisory fees	135,933	101,274	42,478	30,536
Third parties’ advisory fees	-	1,506	-	318
Royalties	847	804	265	246
Other income	1,354	2,992	1,354	-
Revaluation of retirement insurance contributions	22,774	64,596	6,970	43,738
Income from sale of shares	-	150	-	4
	160,908	171,322	51,067	74,842

4.13 Personnel expenses
Personnel expenses	90,616	136,671	31,341	32,135
	90,616	136,671	31,341	32,135

4.14 Administration expenses
Bank expenses	457	1,604	106	323
Professional fees	37,711	50,825	9,787	18,947
Fees to directors and syndics	135,702	44,893	36,100	16,250
Taxes, rates and contributions	8,243	14,574	1,171	3,080
Insurance	393	1,934	-	-
Expenses and office services	5,555	5,398	1,655	1,528
Other expenses	24,183	18,135	4,683	6,800
	212,244	137,363	53,502	46,928

4.15 Other operating expenses
Turnover tax from Service Activities	7,192	5,196	2,137	1,555
Turnover tax from Financial Activities	5,165	7,214	424	3,772
Prescription of tax credits	-	241	-	-
Personal property tax shares and equity	5,343	-	-	-
Lost interests	1	9,138	-	2,835
	17,701	21,789	2,561	8,162

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of September 30, 2020 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	Nine-month period ended on		Three-month period ended on
	09/30/2020	09/30/2019	09/30/2020	09/30/2019
4.16 Results from associates and joint ventures
Results from equity investment in Banco Supervielle S.A	1,536,199	(2,594,836)	486,420	(1,718,284)
Results from equity investment in Cordial Compañía Financiera S.A.	(19,745)	(64,002)	(7,347)	(8,605)
Results from equity investment in Tarjeta Automática S.A.	(131,475)	(198,389)	(46,985)	(59,776)
Results from equity investment in Supervielle Asset Management S.A.	218,985	149,708	76,177	5,503
Results from equity investment in Espacio Cordial de Servicios S.A.	(15,861)	(28,236)	(13,682)	(22,362)
Results from equity investment in Supervielle Seguros S.A.	348,951	314,961	113,810	33,740
Results from equity investment in Sofital S.A.F. e I.I.	109,250	(181,124)	33,912	(52,275)
Results from equity investment in Micro Lending S.A.U.	(5,255)	(194,186)	11,024	(207,469)
Results from equity investment in InvertirOnline S.A. e InvertirOnline.Com Argentina S.A.	88,577	26,212	20,428	(17,558)
Results from equity investment in FF Fintech S.A.	3,058	1,383	3,992	2,270
Results from equity investment in Supervielle Productores Asesores de Seguros S.A.	(13,641)	(38)	(3,547)	(17)
Results from equity investment in Bolsillo Digital S.A.U.	(7,988)	(88)	(4,496)	(88)
Results from equity investment in Futuros del Sur S.A.	75,165	-	72,730	-
	2,186,220	(2,768,635)	742,436	(2,044,921)

5.	RESTRICTED ASSETS

As of September 30, 2020 and December 31, 2019, the Group does not hold restricted assets.

6.	COMPANIES UNDER SECT. 33 OF CORPORATE LAW AND OTHER RELATED COMPANIES

As of September 30, 2020 and December 31, 2019, corporations where Grupo Supervielle S.A. holds direct or indirect shares, and with which it consolidates its Financial Statements are the following:

				Percentage of direct participation		Percentage of direct and indirect participation
Company	Condition	Legal Adress	Principal Activity	09/30/2020	12/31/2019	09/30/2020	12/31/2019
Banco Supervielle S.A.	Controlled	Bartolomé Mitre 434. C.A.B.A.. Argentina	Commercial Bank	97.10%	97.10%	99.90%	99.90	%(1)
Cordial Compañía Financiera S.A.	Controlled	Reconquista 320. C.A.B.A.. Argentina	Financial Company	5.00%	5.00%	99.90%	99.90%
Tarjeta Automática S.A.	Controlled	Bartolomé Mitre 434. C.A.B.A.. Argentina	Credit Card	87.50%	87.50%	99.99%	99.99%
Supervielle Asset Management S.A.	Controlled	Bartolomé Mitre 434. C.A.B.A.. Argentina	Mutual Fund	95.00%	95.00%	100.00%	100.00%
Sofital S.A.F. e I.I.	Controlled	Bartolomé Mitre 434. C.A.B.A.. Argentina	Real State	96.80%	96.80%	100.00%	100.00%
Espacio Cordial de Servicios S.A.	Controlled	San Martín 719/731. 1° Piso. Ciudad de Mendoza. Argentina	Retail Services	95.00%	95.00%	100.00%	100.00%
Supervielle Seguros S.A.	Controlled	Reconquista 320. 1° Piso. C.A.B.A.. Argentina	Insurance	95.00%	95.00%	100.00%	100.00%
Micro Lending S.A.U.	Controlled	Bartolomé Mitre 434. C.A.B.A.. Argentina	Financial Company	100.00%	100.00%	100.00%	100.00%

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of September 30, 2020 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Company	Condition	Legal Adress	Principal Activity	Percentage of direct participation		Percentage of direct and indirect participation
				09/30/2020	12/31/2019	09/30/2020	12/31/2019
InvertirOnline S.A.U.	Controlled	San Martin 323. 11° Piso. C.A.B.A.. Argentina	Settlement and Clearing Agent	100.00%	100.00%	100.00%	100.00%
InvertirOnline.Com Argentina S.A.U.	Controlled	San Martin 323. 11° Piso. C.A.B.A.. Argentina	Representations	100.00%	100.00%	100.00%	100.00%
Supervielle Productores Asesores de Seguros S.A.	Controlled	Reconquista 320. 1° Piso. C.A.B.A.. Argentina	Insurance Broker	95.20%	95.00%	100.00%	100.00%
Bolsillo Digital S.A.U.	Controlled	Bartolomé Mitre 434. C.A.B.A.. Argentina	Computer Services	100.00%	100.00%	100.00%	100.00%
Futuros del Sur S.A.	Controlled	03 de Febrero 515, Rosario, Santa Fe	Settlement and Clearing Agent	100.00%	100.00%	100.00%	100.00%

(1)	Grupo Supervielle S.A.’s direct and indirect interest in Banco Supervielle votes amounts to 99.87% as of 09/30/20 and 12/31/19.

On February 12, 2019, Banco Supervielle S.A. made an irrevocable contribution of capital to Cordial Compañía Financiera S.A. for 950,000, while Grupo Supervielle S.A. committed a capital contribution in cash and / or in kind for the sum of 50,000. On February 27, 2019, the assembly of Cordial Compañía Financiera S.A. resolved to capitalize said contributions, subject to the authorization of the Central Bank of the Argentine Republic in the terms of Communication "A" 6304, by virtue of the contribution in kind made by Grupo Supervielle.

On June 12, 2019, Grupo Supervielle S.A. made an irrevocable contribution of capital to Banco Supervielle S.A. for 475,000. On July 10, 2019, the assembly of Banco Supervielle S.A. resolved to capitalize contributions received increasing the capital stock in the amount of 21,345,787, through the issuance of up to 21,345,787 new Class B shares. The period of preferential subscription and accretion in accordance with article 194 of the Law 19,550, the capital increase amounted to $ 20,711,607, corresponding to issue 20,711,607 Class B shares (with an issue premium of $ 21,9340 per share), in favor of Grupo Supervielle SA as a contributing shareholder. This capital increase is being processed by the corresponding regulators.

On June 14, 2019, Grupo Supervielle S,A, and Banco Supervielle S,A, made an irrevocable contribution of capital to Cordial Compañia Financiera S,A, for 25,000 and 475,000 respectively, On July 10, 2019 the assembly of Cordial Compañía Financiera S,A, resolved to capitalize said contributions increasing the capital stock in the amount of 28,415,064 by issuing 28,415,064 new shares (with a paid in capital from 16,5963 per share). This capital increase is being processed by the corresponding regulators.

On July 24, 2019 “Bolsillo Digital S.A.U.” was created, which will have the purpose of carrying out the design, programming and development of software, mobile phone applications, web pages and / or any other digital means for the marketing of products and services related to management and processing of payments made by and in favor of third parties. Grupo Supervielle S.A. owns 100% of the Share Capital.

On December 18, 2019 Grupo Supervielle S.A. has acquired Futuros del Sur S.A.

On March 13, 2020, Grupo Supervielle S.A. and Sofital, integrated capital contributions to Supervielle Productores Asesores de Seguros S.A. for $ 30,000,000 and $ 1,498,800, respectively, as approved by the Extraordinary Meeting on March 12, 2020, increasing the share capital in the amount of $ 31,498,800, by issuing 31,498,000 new ordinary shares. Said capital increase is in the process of authorization by the corresponding regulators.

On March 13, 2020, Grupo Supervielle S.A. integrated a capital contribution to Futuros del Sur S.A. for $ 50,000,000 conformed as approved by the Extraordinary Assembly on March 12, 2020, increasing the share capital in the amount of $ 50,000,000, by issuing 50,000 ordinary shares with a nominal value of $ 1,000 each. Said capital increase is in the process of authorization by the corresponding regulators.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of September 30, 2020 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

On March 13, 2020, Grupo Supervielle S.A. added a capital contribution to Bolsillo Digital S.A.U. for $ 48,000,000 as approved by the Extraordinary Meeting on March 12, 2020, increasing the share capital in the amount of 48,000,000, by issuing 48,000,000 ordinary shares. Said capital increase is in the process of authorization by the corresponding regulators.

As resolved by the Board of Directors on September 24, 2020, Grupo Supervielle S.A. made a capital contribution to Bolsillo Digital S.A.U. of $ 12,500,000 on October 5, 2020, which was capitalized on the same date, increasing the capital stock in the amount of $ 12,500,000 to $ 60,600,000, through the issuance of 12,500,000 non-endorsable registered common shares of par value of $ 1 each and entitled to 1 vote per share.

On October 16, 2020 Grupo Supervielle S.A. acquired 100% of the capital stock of Easy Cambio S.A., represented by 1,500 ordinary, nominative, non-endorsable shares, with a par value of $ 3,000 each and entitled to 1 vote per share.

As resolved by the Board of Directors on October 13, 2020, Grupo Supervielle S.A. made an irrevocable contribution to Play Digital S.A. of $ 34,571,700 on October 20, 2020 to subscribe 32,514,069 ordinary, book-entry shares, with a nominal value of $ 1 each and with the right to 1 vote per share, equivalent to 3.7932% of the capital stock and votes.

The following describes Controlled Companies’ shareholders’ equity and results:

As of September 30, 2020 – In thousands of pesos

Company	Assets	Liabilities	Shareholders’ equity	Net income
Banco Supervielle S.A. (1)	228,451,284	203,523,916	24,788,585	1,585,872
Cordial Compañía Financiera S.A.	8,463,738	5,688,075	2,775,663	(395,481)
Tarjeta Automática S.A.	365,978	109,605	256,373	(159,057)
Supervielle Asset Management S.A.	413,539	128,116	285,423	230,510
Sofital S.A. F. e I.I.	1,164,224	22,813	1,141,411	114,072
Espacio Cordial de Servicios S.A.	511,925	224,107	287,818	(20,057)
Micro Lending S.A.U.	218,005	105,418	112,587	(6,189)
InvertirOnline.Com Argentina S.A.U. (2)	27,261	11,924	15,337	(2,189)
InvertirOnline S.A.U.	5,301,026	4,962,231	338,795	62,094
Supervielle Seguros S.A.(3)	2,418,182	1,231,397	1,186,785	115,526
Supervielle Productores Asesores de Seguros S.A.	29,024	9,786	19,238	(16,617)
Bolsillo Digital S.A.U.	53,898	7,397	46,501	(7,987)
Futuros del Sur S.A.	178,205	42,083	136,122	75,166

(1)	The net equity and the net result attributable to the owners of the parent company are reported.

(2)	Corresponds to the Financial Statement of InvertirOnline S.A.U. as of December 31, 2019

(3)	The result is reported for 3 months.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of September 30, 2020 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

As of December 31, 2019 – In thousands of pesos

Company	Assets	Liabilities	Shareholders’ equity	Net income
Banco Supervielle S.A. (1)	174,863,531	151,683,508	23,021,458	4,060,499
Cordial Compañía Financiera S.A.	10,075,225	6,904,081	3,171,144	(295,674)
Tarjeta Automática S.A.	535,655	120,225	415,430	(335,488)
Supervielle Asset Management S.A.	325,847	97,693	228,154	171,422
Sofital S.A. F. e I.I.	1,120,797	64,282	1,056,515	(133,418)
Espacio Cordial de Servicios S.A.	508,728	200,853	307,875	3,805
Micro Lending S.A.U.	273,972	155,197	118,775	(316,528)
InvertirOnline.Com Argentina S.A.U.	27,261	11,924	15,337	(2,189)
InvertirOnline S.A.U.	3,185,722	2,894,520	291,202	44,872
Supervielle Seguros S.A. (2)	1,901,048	941,538	959,510	327,141
Bolsillo Digital S.A.U.	48	11	37	(113)
Futuros del Sur S.A.	4,426	191	4,235	(677)

(1)	Corresponds to the Shareholders´Equity and Net Income attributable to parent company.
(2)	The result is reported for nine months.

As of September 30, 2019 balances with Grupo Supervielle S.A‘s controlled are as follows:

	09/30/2020	12/31/2019
Assets
Cash and due from banks
Banco Supervielle S.A.	11,141	1,697
InvertirOnline S.A.U. Cta. Cte.	57,171	140,520
	68,312	142,217

Other debt securities
Negotiable obligation – Banco Supervielle S.A.	-	-
Time deposits - Cordial Compañía Financiera S.A.	-	509,269
	-	509,269

Other financial assets
Cordial Compañía Financiera S.A.	1,225	998
Tarjeta Automática S.A.	36	30
Espacio Cordial De Servicios S.A.	74	-
	1,335	1,028

Liabilities
Other non financial liabilities
Pending contributions – Supervielle Productores Asesores de Seguros S.A.	-	87
Provisions - Banco Supervielle S.A.	95	83
	95	170

As of September 30, 2020 and 2019, results with Grupo Supervielle S.A‘s controlled are as follows:

Results	09/30/2020	09/30/2019
Interest income
Interests from current accounts – Banco Supervielle S.A.	(17)	17
Interest on paid accounts – CCF	(1,924)	-
Interest on paid account– IOL	(650)	-
	(2,591)	17

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of September 30, 2020 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	09/30/2020	09/30/2019
Interest expense
Interests from current accounts – Banco Supervielle S.A.	-	2
	-	2
Other operating income
Banco Supervielle S.A.	124,780	90,494
Sofital S.A.F. e I.I.	104	100
Supervielle Asset Management S.A.	1,007	973
Tarjeta Automática S.A.	296	286
Cordial Compañía Financiera S.A.	9,986	9,639
Espacio Cordial de Servicios S.A.	607	586
	136,780	102,078
Administrative expenses
Bank expenses – Banco Supervielle S.A.	262	1,468
Rent – Banco Supervielle S.A.	4,167	4,320
Legal and accounting consultancy services	590	568
Fees for market operations - InvertirOnline S.A.U.	914	177
	5,933	6,533

Net income from financial instruments at fair value through profit or loss
Interest from time deposits– Cordial Compañía Financiera S.A.	43,224	60,002
Interest from time deposits – Banco Supervielle S.A.	-	5,303
	43,224	65,305

7.	LOAN AND DEBT ESTIMATED TERMS

The composition of loans and debts in accordance with collection or payment estimated terms and interest rate accrued as of December 31, 2019 is as follows:

	Other financial assets	Current income tax assets	Other non-financial assets	Deferred income tax liabilities	Other non-financial liabilities
To mature:
1st. Quarter	640,257	30,942	61,424	-	257,943
2nd. Quarter	-	-	30,970	-	-
3rd. Quarter	-	-	30,970	-	-
4th. Quarter	-	-	30,970	-	-
Over a year	-	-	-	119,846	47,990
Subtotal to mature:	640,257	30,942	154,334	119,846	305,933
Matured term	-	-	-	-	-
Total	640,257	30,942	154,334	119,846	305,933
At fixed rate	-	-	-	-	-
At floating rate	638,520	-	-	-	-
Not accrue interest	1,737	30,942	154,334	119,846	305,933
Total	640,257	30,942	154,334	119,846	305,933

8.	CAPITAL STOCK

As of September 30, 2020, and 2019 the corporate capital stock is the following:

Capital Stock	Nominal Value
Capital stock as of 09/30/2020	456,722
Capital stock as of 09/30/2019	456,722

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of September 30, 2020 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Pursuant to the Corporate By-law, any share transfer or event enabling any changes in its condition or alterations in its stock holding structure shall be informed to the Argentine Central Bank,

9.	CASH FLOW STATEMENT AND EQUIVALENTS

Cash and equivalents are considered to be the total of the item Cash and Due from Banks and Investments with maturity up to 90 days from the date of their acquisition or constitution, according to the following detail:

	09/30/2020	12/31/2019	09/30/2019	12/31/2018
Cash and due from banks	72,888	146,132	11,483	5,929
Other financial assets	638,519	882,030	317,920	1,318,267
Other debt securities	37,646	-	-	210,909
Cash and cash equivalents	749,053	1,028,162	329,403	1,535,105

Reconciliation between the balances of the Statement of Financial Position and those items considered cash equivalents in the Cash Flow Statement:

Item	09/30/2020	12/31/2019	09/30/2019	12/31/2018
Cash and due from Banks
As per Statement of Financial Position	72,888	146,132	11,483	5,929
As per the Statement of Cash Flows	72,888	146,132	11,483	5,929
Other financial assets
As per Statement of Financial Position	640,257	883,058	750,971	1,816,701
Other financial assets not considered as cash equivalents	(1,738)	(1,028)	(433,051)	(498,434)
As per the Statement of Cash Flows	638,519	882,030	317,920	1,318,267
Other debt securities
As per Statement of Financial Position	37,646	-	63,478	211,664
Other debt securities not considered as cash equivalents	-	-	(63,478)	(755)
As per the Statement of Cash Flows	37,646	-	-	210,909

10.	SUBSEQUENT EVENTS

On October 16, 2020, Grupo Supervielle S.A. acquired 100% of the share capital of Easy Cambio S.A. for a total amount of $ 13.7 million, a company authorized by the Central Bank of the Argentine Republic as Exchange Agent, in order to expand the offer of financial services provided to individual clients throughout the country

On October 21, 2020, Grupo Supervielle S.A. made an irrevocable contribution in the amount of $ 34.6 million for the subscription of 3.7932% of Play Digital S.A., a company incorporated in the Republic of Argentina in order to develop, implement and offer a solution for digital payments and related services.

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE A – OTHER DEBT SECURITIES

	HOLDING
Item	Balance at 09/30/20	Balance at 12/31/19
Argentine

S22D0 - LEBAD $ - Vto 12/2020	37,646	-
Total other debt securities	37,646	-
Total	37,646	-

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE F – PROPERTY, PLANT AND EQUIPMENT

	Gross carrying amount				Depreciation					Net carrying amount
Item	At the beginning of the year	Increases	Disposals	At the end of the period	At the beginning of the year	Aliquot	Disposals	Of the period	At the end of the period	09/30/2020	12/31/2019
Vehicles	4,165	-	-	4,165	(1,235)	-	-	(625)	(1,860)	2,305	2,930
Total	4,165	-	-	4,165	(1,235)	-	-	(625)	(1,860)	2,305	2,930

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE G – INTANGIBLE ASSETS

	Gross carrying amount				Depreciation					Net carrying amount
Item	At the beginning of the year	Increases	Disposals	At the end of the period	At the beginning of the year	Useful life	Disposals	Of the period	At the end of the period	09/30/2020	12/31/2019
Goodwill	3,004,529	-	-	3,004,529	-	-	-	-	-	3,004,529	3,004,529
Relations with clients	631,873	-	-	631,873	(65,820)	-	-	(29,619)	(95,439)	536,434	566,053
Brand	179,650	-	-	179,650	-	-	-		-	179,650	179,650
Proprietary Software & Technology	61,948	-	-	61,948	(25,812)	-	-	(11,615)	(37,427)	24,521	36,136
Total	3,878,000	-	-	3,878,000	(91,632)	-	-	(41,234)	(132,866)	3,745,134	3,786,368

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE L – ASSETS AND LIABILITIES IN FOREIGN CURRENCY

Items	Headquarters and branches in the country	As of September 30, 2020	As of September 30, 2020 (per currency) Dollar	As of December 31, 2019
ASSETS
Cash and Due from Banks	69,415	69,415	69,415	144,612
Other financial assets	226,524	226,524	226,524	227,026
Other non-financial assets	123,880	123,880	123,880	179,636
TOTAL ASSETS	419,819	419,819	419,819	551,274

LIABILITIES
Other non-financial liabilities	275,102	275,102	275,102	288,588
TOTAL LIABILITIES	275,102	275,102	275,102	288,588

NET POSITION	144,717	144,717	144,717	262,686

GRUPO SUPERVIELLE S.A.

Additional Information pursuant to Art, 12, Chapter III, Title IV of standards issued by the National Securities Commission

For the nine months period started on January 1, 2020 and ended on September 30, 2020,

presented on comparative basis,

(Expressed in thousands of pesos in homogeneous currency)

NOTE 1:             SPECIFIC JURIDICAL AND SIGNIFICANT REGIMES IMPLYING CONTINGENT DECAYS OR REBIRTHS OF BENEFITS INCLUDED IN SUCH REGULATIONS,

None.

NOTE 2:            SIGNIFICANT CHANGES IN CORPORATE ACTIVITIES OR OTHER SIMILAR EVENTS RECORDED DURING THE PERIODS INCLUDED IN THE FINANCIAL STATEMENTS THAT IMPACT ON THEIR COMPARABILITY WITH THOSE STATEMENTS SUBMITTED IN PREVIOUS PERIODS OR MAY IMPACT ON THEIR COMPARABILITY WITH THOSE STATEMENTS TO BE SUBMITTED IN FUTURE PERIODS,

None.

NOTE 3:              CLASSIFICATION OF RECEIVABLE AND DEBT BALANCES

See Note 7 to the Separate Condensed Interim Financial Statements.

NOTE 4:              CLASSIFICATION OF RECEIVABLES AND DEBTS IN VIRTUE OF THEIR FINANCIAL EFFECTS

See Note 11 and Schedule L to the Consolidated Condensed Interim Financial Statements.

NOTE 5:              BREAKDOWN OF CAPITAL SHARE ON COMPANIES STATED ON ART, 33 GENERAL LAW OF COMPANIES

See Note 6 to the Separate Condensed Interim Financial Statements.

NOTE 6:             RECEIVABLES OR LOANS TO DIRECTORS OR SYNDICS AND THEIR RELATIVES UP TO A SECOND DEGREE INCLUDED

As of September 30, 2020 and December 31, 2019, no receivables or loans to directors or syndics and their relatives up to a second degree were recorded.

NOTE 7:              INVENTORIES

As of September 30, 2020 and December 31, 2019 the Group did not have inventories.

NOTE 8:             MARKET VALUE

There have been no changes in relation to what is stated in the Financial Statements as of December 31, 2019.

NOTE 9:              PREMISES AND EQUIPMENT

There have been no changes in relation to what is stated in the Financial Statements as of December 31, 2019.

NOTE 10:            EQUITY INVESTMENTS

The Company’s corporate purpose is to carry out financial and investment activities; therefore, it is not bound by Art, 31 of General Law of companies equity investments.

GRUPO SUPERVIELLE S.A.

Additional Information pursuant to Art, 12, Chapter III, Title IV of standards issued by the National Securities Commission

For the nine months period started on January 1, 2020 and ended on September 30, 2020,

presented on comparative basis,

(Expressed in thousands of pesos in homogeneous currency)

NOTE 11:            RECOVERABLE AMOUNTS

There have been no changes in relation to what is stated in the Financial Statements as of December 31, 2019.

NOTE 12:            INSURANCE

As of September 30, 2020 and December 31, 2019, the Company did not record tangible assets to be ensured.

NOTE 13:            NEGATIVE AND POSITIVE CONTINGENCIES

a)	Components considered for the calculation of provisions which balances, considered individually or in aggregate, exceed two percent of shareholders’ equity: none.

b)	Contingent situations as of the date of Financial Statements with a probability of occurrence more than remote, and not recorded:

As of September 30, 2020 and December 31, 2019, there were no contingent situations with more than remote probability of occurrence and not recorded in the balance sheet.

NOTE 14:            IRREVOCABLE CONTRIBUTIONS IN ADVANCE OF FUTURE CAPITAL INCREASES

a)	Status of procedure for its capitalization:

As of September 30, 2020 and December 31, 2019, no balances of irrevocable contributions in advance of future capital increases were recorded.

b)	Cumulative and unpaid dividends of preferred stock:

As of September 30, 2020 and December 31, 2019, no cumulative unpaid dividends of preferred stock were recorded.

NOTE 15:            RESTRICTIONS ON RETAINED EARNINGS DISTRIBUTION

See Note 9.6 to the consolidated condensed interim financial statement.

Grupo Supervielle S.A.

INFORMATIVE REVIEW as of september 30, 2020

(in thousands of pesos)

Brief description of the business and evolution of operations

The Company is focused on gaining a leading position in the local financial business by offering innovative, inclusive and accessible financial services, Its strategy, deployed by its different companies (banking and non-banking) enables the access to every population segment with the required product offer, service model and risk/reward relationship required.

The result of the period ended on September 30, 2020, yields a profit of 2,474,412, which represents a return on average net worth of 11.6%, This result was originated, mainly, by the results of our investments in companies.

On April 28, 2020, the Ordinary General Shareholders' Meeting approved the following distribution of the results of the 2019 fiscal year:

*        Dividend distribution: (466,711)

*        Other reserve: 4,759,020

Grupo Supervielle S.A. is the parent company of the economic group and As of September 30, 2020 and December 31, 2019, recorded the following direct and indirect equity investments in its subsidiaries:

		Interest in capital stock
Company	Main Activity	09/30/2020	12/31/2019
Banco Supervielle S.A.	Commercial Bank	99.90%	99.90%
Cordial Compañía Financiera S.A.	Financial Company	99.90%	99.90%
Tarjeta Automática S.A.	Credit Card and Consumer Loans	99.99%	99.99%
Supervielle Asset Management S.A.	Asset management company	100.00%	100.00%
Sofital S.A.F. e I.I.	Financial operations and administration of marketable securities	100.00%	100.00%
Espacio Cordial de Servicios S.A.	Trading of products and services	100.00%	100.00%
Supervielle Seguros S.A.	Insurance Company	100.00%	100.00%
Micro Lending S.A.	Financing investments	100.00%	100.00%
Invertir Online S.A.U.	Settlement and Clearing Agent	100.00%	100.00%
InvertirOnline.Com Argentina S.A.U.	Representations	100.00%	100.00%
Supervielle Productores Asesores de Seguros S.A.	Insurance Broker	100.00%	100.00%
Bolsillo Digital S.A.U.	Computer Services	100.00%	100.00%
Futuros del Sur S.A.	Settlement and Clearing Agent	100.00%	100.00%

Grupo Supervielle S.A.

Informative Review as of September 30, 2020

(in thousands of pesos)

Brief description of Related Companies

Banco Supervielle S.A. entered the Argentine financial services industry in 1887 and maintain a leading competitive position in certain attractive market segments. The bank is the main subsidiary of Grupo Supervielle S.A. a holding company. The bank offered financial products and services that are specifically tailored to cover the different needs of our customers through a multi-brand and multi-channel platform. As of September 30, 2020, the infrastructure it has supports its multi-channel distribution strategy, with a strategic national presence through 277 access points, 13 bank payment points, sales and collection; 460 ATMs, 220 self-service terminals and 206 fast cash desks with biometric identification. On the other hand, the Bank also offers financial services through 20 Automatic Card consumer financing centers and through other retail outlets, 5 MILA branches for customer support, completing the network with outlets through 44 related agencies. We complement our existing physical network by offering solutions through our different digital channels, such as our online banking platforms for companies and individuals, Supervielle Mobile and the specific applications and solutions developed for different business segments, such as the retiree application, the application Walmart and chatbots. We also offer products and services through InvertirOnline.com, our online agent with more than 50,000 active clients. As of September 30, 2020, the Bank records 228,451,284 worth assets and shareholders’ equity attributable to parent company of 24,278,585. Net income recorded in the three months period ended on September 30, 2020 amounted to 1,585,872 which mainly resulted from the financial margin and the service margin.

Cordial Compañía Financiera S.A. is a financial service firm, subject to regulations issued by the Central Bank of the Argentine Republic, whose main business is made up by credit card and loan granting and the sale of insurance policies in Walmart Argentina’s outlets. As of September 30, 2020, recorded negative results of 395,481. Through the Meeting Minutes dated November 2, 2020, the name change of the Entity to “IUDU Compañía Financiera S.A.” was approved.

Tarjeta Automática S.A.’s main activity includes the issuance and administration of credit cards and consumer loans. The period ended on September 30, 2020, recorded negative results of 159,057. In November 2012, Tarjeta Automática started to market credit cards, personal loans and insurance policies on account and behalf of Cordial Compañía Financiera S.A., collecting a monthly fee for such services.

Supervielle Asset Management S.A. is focused on the promotion, instruction and administration of investment mutual funds pursuant to Law 24,083, its Ruling Decree and any other legal or ruling standard addressing such activities. At present, the company records 13 active funds. As of September 30, 2020, earnings amounted to 230,510.

Sofital S.A.F. e I.I. is a company whose main activity includes financial operations and the administration of marketable securities. As of September 30, 2020, earnings amounted to 114,072.

Espacio Cordial de Servicios S.A. is a company focused on the trading of all kinds of goods and services related to insurance, tourism, health plans and/or services and other goods and services. As of September 30, 2020, recorded negative results of 20,057.

Supervielle Seguros S.A., the insurance company of Grupo Supervielle S.A., records shareholders equity for 1,186,785 and assets for 2,418,181. As of September 30, 2020, earnings amounted to 115,526.

Micro Lending S.A., specializes in the financing of pledge credits, particularly used cars. As of September 30, 2020, recorded negative results of 6,189.

InvertirOnline S.A.U., is a specialized online trading platform, which occupies a leading position among the top five in the online Broker segment in Argentina, and a reference in the Fintech sector in the country. As of September 30, 2020 and December 31, 2019 InvertirOnline S.A.U obtained earnings of 62,094 and InvertirOnline.Com Argentina S.A.U. it obtained negative results of 2,189 respectively.

Bolsillo Digital S.A.U. is a company dedicated to the commercialization of products and services related to the management and processing of payments. As of September 30, 2020, recorded a negative result of 7,987.

Futuros del Sur S.A. is a company whose main activity is to engage on its own account or on behalf of third parties or associated with third parties, in the country or abroad, to act as agent in the categories in which it is duly registered by the National Securities Commission. As of September 30, 2020, presented a profit of 75,166.

Supervielle Productores Asesores de Seguros S.A. is a company whose purpose is to carry out the activity of intermediation, promoting the conclusion of life, property and social security contracts, advising insured and insurable. As of September 30, 2020, it presented a negative result of 16,617.

Grupo Supervielle S.A.

Informative Review as of september 30, 2020

(in thousands of pesos)

SHAREHOLDERS´ EQUITY STRUCTURE, RESULTS, FUND GENERATION OR UTILIZATION STRUCTURE, MAIN RATIOS.

The following offers information related to Consolidated Financial Statements, on a comparative basis:

Statement of Financial Position	09/30/2020	12/31/2019
Total Assets	236,188,260	182,730,101
Total Liabilities	204,393,542	153,125,963
Changes in Shareholders’ Equity	31,794,718	29,604,138
Total Liabilities plus Changes in Shareholders’ Equity	236,188,260	182,730,101

Income Statement	09/30/2020	09/30/2019
Net income from interest	25,087,084	6,455,812
Net income from commissions	6,574,468	7,147,931
Net income before income tax	3,050,214	(2,666,395)
Total comprehensive income attributable to owners of the parent company - Earnings	2,655,481	(2,957,859)

Consolidated Cash Flow Statement	09/30/2020	09/30/2019
Total operating activities	3,050,036	(7,741,168)
Total investment activities	(1,466,771)	(1,179,871)
Total financing activities	(10,066,014)	(5,389,836)
Effect of changes in exchange rate	13,403,261	40,060,168
Net increase in cash and cash equivalents	4,920,512	25,749,293

Grupo Supervielle S.A.

Informative Review as of september 30, 2020

(in thousands of pesos)

SHAREHOLDERS´ EQUITY STRUCTURE, RESULTS, FUND GENERATION OR UTILIZATION STRUCTURE, MAIN RATIOS,

The following offers information related to Consolidated Financial Statements, on a comparative basis:

Indicators (figures in thousands of pesos)	09/30/2020	12/31/2019
Liquidity	18.44%	31.45%
- Cash and cash equivalents (*1)	31,389,606	34,232,005
- Deposits	170,259,118	108,847,091

Solvency	15.56%	19.33%
- Shareholders Equity	31,794,718	29,604,138
- Total Liabilities	204,393,542	153,125,963

Immobilization of Capital	8.67%	10.09%
-Immobilized Assets (*2)	20,469,691	18,437,317
-Total Assets	236,188,260	182,730,101

ROE (*3)	11.6%	(9.6)%

(*1) Including cash, listed corporate and government securities and mutual funds shares.

(*2) Including the following items: Equity Investments, Miscellaneous Receivables, Premises and Equipment, Miscellaneous Assets, Intangible Assets and unallocated items.

(*3) Calculated on a daily basis.

For Statement of Financial Position and Income Statement structure, the Group utilized the consolidated accounts, which follow the presentation of Financial Statement provisions set by Communication “A” 3147 and complementary provisions issued by the Argentine Central Bank related to the Accounting Informative Regime for the annual disclosure and guidelines set by Technical Pronouncement N°8 issued by the Argentine Federation of Economy Sciences Professional Councils and the General Ruling 622/13 issued by the National Securities Commission.

Grupo Supervielle S.A.

informative review as of september 30, 2020

(in thousands of pesos)

Adoption of International Financial Reporting Standards (IFRS)

The Argentine Central Bank, through Communication “A” 5541 and its amendments set the Implementation Plan for Convergence towards International Financial Report Standards (IFRS) issued by International Accounting Standards Board (IASB) and interpretations issued by the International Financial Reporting Standards Committee (IFRSC), for entities under its supervision, except for the application of section 5.5, (detriment of value) of IFRS 9 “Financial Instruments” and IAS 29 (which determines the obligatory restatement of financial statements in accordance with the detailed in note 1.2.b), for financial years started on January 1, 2018, Likewise, entities shall prepare their opening Financial Statements as from January 1, 2017 to be used as comparative base of the financial year to start on January 1, 2018, which will be the first Financial Statements submitted under these standards as of March 31, 2018.

On February 22, 2019 the Argentine Central Bank issued Communication "A" 6651, through which it established that as of January 1, 2020, the financial statements are prepared in constant currency. In this sense, Communication “A” 6849 issued by the Argentine Central Bank sets the re-expression frequency of the accounting information in a homogeneous currency on a monthly basis, and the index utilized to such ends accounts for the National Consumer Index drawn up by INDEC (basis month: December 2016) and for such items with previous initial date, IPIM issued by FACPCE is utilized, pursuant to Ruling JG 517/16. Likewise, transition date, in virtue of the retroactive application has been set on January 1, 2019.

Pursuant to Communication “A” 6430 and 6847 Financial Entities shall start to apply provisions on Financial Assets Impairment included in paragraph 5.5 of IFRS 9 as from fiscal years starting on 1 January, 2020, except for Non-financial Public Sector´s debt securities, which shall be temporarily excluded from the scope of said provisions. Likewise, Communication “A” 6938 issued by the Argentine Central Bank set the postponement of the application of the section targeted to “B” group Companies until January 1, 2021,a category that includes Cordial Compañía Financiera S.A.; therefore, provisions of said Entity are held under the minimum provisions regulations set by the Argentine Central Bank. It is worth mentioning that through communications "A" 7108 and 7134, the Argentine Central Bank ordered the classification of financial entities into groups "A", "B" and "C", leaving Cordial Compañía Financiera classified as Group "C" as of October 1, 2020.

In turn, pursuant to Article 2, Chapter I, Section I, of Title IV of the modified text issued by the National Securities Commission, issuing entities, whose main assets are made up by investments in financial entities or insurance companies, are exempted from submitting their Financial Statements under IFRS and may choose their submission in accordance with the provisions issued by the Argentine Central Bank and the National Insurance Superintendence, respectively.

As for the aforementioned requirements, the following is set out:

•	Grupo Supervielle S.A.’s corporate purpose is, exclusively, the realization of financial and investment activities;

•	the investment in financial entities and in the insurance company accounts for 80,8% of Grupo Supervielle S.A.’s assets, being the main assets of the Group,

•	74,6% of Grupo Supervielle S.A.’s incomes come from its equity investments in financial entities’ and insurance company results,

•	Grupo Supervielle S.A. holds 99,90% direct and indirect stock investments in Banco Supervielle S.A. a 99,90% of Cordial Compañía Financiera S.A., and a 100% of Supervielle Seguros S.A., resulting in the Group’s control in those entities.

Perspectives

For the financial year 2021, Grupo Supervielle expects to keep its contribution to the Argentine economy evolution and growth through its credit origination.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: December 9, 2020	By:	/s/ Mariano Biglia
		Name:	Mariano Biglia
		Title:	Chief Financial Officer